

2023

Annual Report

FINANCIAL HIGHLIGHTS (UNAUDITED)
Amounts in billions, except per share amounts

	2023	2022	2021	2020	2019
Net Sales	**$82.0**	$80.2	$76.1	$71.0	$67.7
Operating Income	**$18.1**	$17.8	$18.0	$15.7	$5.5
Net Earnings Attributable to P&G	**$14.7**	$14.7	$14.3	$13.0	$3.9
Net Earnings Margin	**18.0%**	18.4%	18.9%	18.5%	5.9%
Diluted Net Earnings per Common Share[1]	**$5.90**	$5.81	$5.50	$4.96	$1.43
Core Earnings per Share[2]	**$5.90**	$5.81	$5.66	$5.12	$4.52
Operating Cash Flow	**$16.8**	$16.7	$18.4	$17.4	$15.2
Dividends per Common Share	**$3.68**	$3.52	$3.24	$3.03	$2.90

2023 NET SALES BY BUSINESS SEGMENT[3]



● Fabric & Home Care	35%
● Baby, Feminine & Family Care	25%
● Beauty	18%
● Health Care	14%
● Grooming	8%

2023 NET SALES BY GEOGRAPHIC REGION



● North America[4]	50%
● Europe	21%
● Greater China	9%
● Asia Pacific	8%
● Latin America	7%
● India, Middle East & Africa (IMEA)	5%

(1) Diluted net earnings per common share are calculated based on net earnings attributable to Procter & Gamble.

(2) Core EPS is a measure of the Company's diluted net earnings per common share adjusted for certain items not viewed as part of our sustainable results. Please see page 70 of the Annual Report for detail on the reconciling items.

(3) These results exclude net sales in Corporate.

(4) North America includes the United States, Canada and Puerto Rico.

VARIOUS STATEMENTS IN THIS ANNUAL REPORT, including estimates, projections, objectives and expected results, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are generally identified by the words "believe," "expect," "anticipate," "intend," "opportunity," "plan," "project," "will," "should," "could," "would," "likely" and similar expressions. Forward-looking statements are based on current assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements, including the risks and uncertainties discussed in Item 1A – Risk Factors of the Form 10-K included in this Annual Report. Such forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise publicly any forward-looking statements, except as required by law.

Brand names referenced in this Annual Report are trademarks of The Procter & Gamble Company or one of its subsidiaries. All other brand names are trademarks of their respective owners.

FISCAL YEAR 2023 BY THE NUMBERS

$82.0B
Net Sales
(up 2%)

↑ **7%**
Organic Sales Growth

↑ **2%**
Core EPS Growth

$16.8B
Operating Cash Flow

95%
Adjusted Free Cash Flow Productivity

Dear Shareowners,

Your Company delivered another strong year in fiscal 2023 with robust top-line growth across categories and regions, strong earnings per share growth in the face of significant cost headwinds and continued strong cash return—in a very difficult operating environment—an outcome of continued excellent execution of our integrated strategies by P&G people.

Organic sales for the fiscal year grew 7%. Core earnings per share grew 2%. Currency-neutral core earnings per share were up 11%. Adjusted free cash flow productivity was 95%.

This was our second consecutive year of 7% organic sales growth and fifth consecutive year of 5% or better organic growth—starting in fiscal 2019: 5%, 6%, 6%, 7%, 7%.

Growth was broad-based across business units, with all 10 of our product categories growing organic sales. Personal Health Care grew mid-teens. Feminine Care grew double digits. Fabric Care, Home Care and Hair Care were each up high single digits. Skin & Personal Care, Baby Care, Family Care and Grooming each grew mid-single digits. Oral Care grew low single digits.

Focus markets grew 5% for the year.

We delivered strong results in our largest and most profitable market, the United States, with organic sales growing 6%. This is on top of a strong 8% growth comparison in the base period. Sales in the U.S. are up 32% on a four-year stack basis (across fiscal years 2020, 2021, 2022 and 2023).

Enterprise markets were up 15%, led by Latin America with 24% organic sales growth.

E-commerce sales increased 7%, now representing 17% of total Company sales.

Seven of 10 product categories grew share globally over the past year. Twenty-nine of our top 50 category/country combinations held or grew share for the year.

On the bottom line, our core earnings per share growth of 2% overcame a 24 percentage-point headwind from higher materials costs and foreign exchange.



JON R. MOELLER

Chairman of the Board,
President and Chief Executive Officer

We increased our dividend by 3% and returned over $16 billion of value to shareowners with $9 billion in dividends and over $7 billion in share repurchase. Over the past 10 years, we have returned $145 billion to shareowners through dividends and share repurchase.

P&G has paid a dividend for 133 consecutive years, raising our dividend for 67 consecutive years. Only seven U.S. publicly traded companies have paid a dividend more consecutive years than P&G, and only three U.S. companies have raised their dividend more consecutive years.

In summary—another year of strong performance in difficult operating conditions, in which we met or exceeded each of our going-in target ranges for the year—organic sales growth, core EPS growth, free cash flow productivity and cash returned to shareowners.

P&G's Strategy

The team has been growing and creating value prior to, during, and following the pandemic through a strategy that drives growth and value creation through five integrated choices: a portfolio of daily-use products where performance drives brand choice; superiority across product, package, brand communication, retail execution, and value; productivity; constructive disruption of the entire value chain; and a highly efficient and effective organization structure.

The model is dynamic and sustainable. It adapts to the changing needs of consumers, customers and society and is focused on growing markets—creating versus taking business—the most sustainable and typically most profitable way to grow. We believe the best path forward is to double down on this integrated set of strategies that are driving our results.

A Portfolio of Daily-Use Products

We go to market with a portfolio of daily-use products in 10 categories: Fabric Care, Home Care, Baby Care, Feminine Care, Family Care, Hair Care, Skin & Personal Care, Oral Care, Personal Health Care and Grooming.

With a portfolio of brands in categories where performance drives brand choice, the superiority of our offerings versus competition matters.

Superiority that Wins with Consumers and Grows Markets

We continue to raise the bar on all aspects of superiority—to win with the consumers we serve—in all price tiers where we compete.

With innovation-driven superior products, packages, brand communication, retail execution and value, we aim to be a disproportionate contributor to market growth—creating business by growing markets and P&G's share in them through new solutions, better and more delightful experiences, adding usage occasions and building regimens.

We are committed to continue to invest to strengthen the superiority of our brands to deliver superior value for consumers, which requires ongoing productivity.



PORTFOLIO
performance drives brand choice

ORGANIZATION
empowered, agile, accountable

SUPERIORITY
to win with consumers

CONSTRUCTIVE DISRUPTION
across our business

PRODUCTIVITY
to fuel investments

INTEGRATED GROWTH STRATEGY

Our strategic choices are the foundation for balanced top- and bottom-line growth

Productivity in All We Do

The strategic need for investment to strengthen the long-term health and competitiveness of our brands, the short-term need to manage through significant cost increases, and the ongoing need to drive balanced top- and bottom-line growth, including margin expansion, underscore the importance of productivity.

We have developed a strong productivity muscle over the last decade, completing two $10 billion savings programs. Productivity is now fully embedded in our operating model and is embraced in every part of our operation.

We are getting more productive, for example, with our marketing spending. More efficient and effective communication enables us to reach target consumers when and where they are most receptive to our advertising. This leads to higher quality engagement, and when orchestrated across media platforms, avoids excessive advertising frequency that is, at best, wasteful spending and, at worst, an annoyance. As we continue to integrate data and analytics and artificial intelligence, brand teams will be working to make our marketing investments even more efficient and effective to reach more consumers with improved demand creation at equal or lower cost.

There are also significant opportunities in cost of goods sold. Real-time formula flexibility is helping improve superiority and reduce cost. We are also able to reduce transportation costs through real-time optimization of truck loads, dynamic routing and sourcing optimization. We are embracing SKU rationalization to drive both top- and bottom-line growth.

We remain fully committed to productivity as a core driver of balanced top- and bottom-line growth and strong cash generation. We cannot let up here. Productivity will remain a significant part of our work, especially now.

An Approach of Constructive Disruption

Success in our highly competitive industry and increasingly dynamic world requires agility that comes with a mindset of constructive disruption— a willingness to change, adapt and create new trends and technologies that will shape our industry for the future.

We are creating proprietary algorithms to digitally design molecules. We are using this capability in our Fabric Care business, together with virtual reality tools, to reformulate perfume molecules and formulations based on real-time raw material availability and cost data. This has enabled us to reduce product development time from years to months, while creating irresistible consumer experiences.

We are using proprietary algorithms for fast-cycle testing to optimize brand communications—iterating on changes to visuals, music and copy in a few hours to achieve the best communications performance across the full range of media vehicles.

Our digitized manufacturing processes are enabling on-line quality control testing—identifying problems at the point they occur versus at the end of the line or in our warehouses—saving money, reducing scrap and increasing quality.

The best way to manage disruption is to lead it— in a way that creates value.



PRODUCTIVITY INTEGRATED INTO OUR STRATEGY
Delivering the same or better output measures with lower spending or resource investment

Materials | Manufacturing | Overhead | Ad Spend & Promotion | Working Capital

Superiority that Wins with Consumers and Grows Markets

Read more about superiority at pg.com/annualreport2023





PRODUCT

Products so good, consumers recognize the difference. Superior products raise expectations for performance in the category.





Wrap&Protect waistband
Ultra-soft absorbent layers
Gentle skin protection
Wrap&Protect leg barriers
Wetness indicator
Pampers
swaddlers

Superiority is helping us delight consumers and drive category growth with Pampers Swaddlers in North America. We have invested to drive superiority across all five vectors, including the product itself, with superior comfort, ultra-soft absorbent layers and up to 100% leakproof skin protection. In fiscal 2023, Pampers delivered mid-single digit organic sales growth and contributed to market growth of the category in North America.

PACKAGING

Packaging that attracts consumers, conveys brand equity, helps consumers select the best product for their needs and delights consumers during use.

NON-STOP FRESHNESS
Lenor
UN STOPPABLES
ARIEL

In Europe, Fabric Care is driving strong demand and consumer value with a superior product in superior packaging. Ariel PODS ECOCLIC packaging is made from 70% recycled fibers and is recyclable. We introduced a similar recyclable cardboard package for Lenor Unstoppables scent boosters. The new packaging is consumer preferred, helps reduce use of plastic in line with P&G's packaging goals and contributed to high single digit organic sales growth in Europe Fabric Care in fiscal 2023.



Tide
head & shoulders



BRAND COMMUNICATION





Advertising that reaches consumers and communicates the superiority of the brand's product and packaging benefits—attracting consumers to the brand and driving brand and category growth.

RETAIL EXECUTION

In-store: with the right store coverage, product forms, sizes, price points, shelving and merchandising. Online: with the right content, assortment, ratings, reviews, search and subscription offerings.

CONSUMER & CUSTOMER VALUE

For consumers: all these elements presented in a clear and shoppable way at a compelling price. For customers: margin, penny profit, trip generation, basket size and category growth.







MAX STRENGTH RELIEF + HONEY-LICIOUS FLAVOR
DAY OR NIGHT
DayQuil
HONEY
COLD & FLU
NyQuil
HONEY
COLD & FLU

Vicks, the #1 OTC cough, cold and flu brand in the world, is an example of enduring irresistible superiority that we have continued to build upon with innovations like NyQuil and DayQuil Honey. Superior communication like the print advertising seen here, which highlights the products' great tasting formula and powerful relief, has helped Vicks become the preferred choice by millions. Vicks grew organic sales more than 25% in fiscal 2023 and contributed to double-digit growth of the category globally.

Complete protection*. Incredible discretion.
always discreet
Absorbs heavy leaks in seconds
always discreet

Always Discreet has disrupted traditional ideas of the adult incontinence category, focusing on superior protection with thinner, more discreet products and beautiful, feminine retail displays—making a meaningful change in consumers' quality of life and driving strong business results. With superior retail execution, Always Discreet delivered low teens organic sales growth in fiscal 2023 and drove 1.5 times our fair share of the adult incontinence category growth.

Safeguard
DETOX

Sold in China for more than 30 years, Safeguard is the country's #1 personal cleansing brand. Consumers appreciate the value of innovations such as Safeguard Detox Body Wash, which provides deep cleansing with a superior usage experience of a luxurious, creamy foam. Safeguard Detox Body Wash sales nearly doubled in fiscal 2023, leading the China body wash category up more than 10%—great value for consumers and category value growth for P&G and our retail partners.

A Structure that Yields an Empowered, Agile and Accountable Organization

P&G's organization structure is designed to focus our human, technical and financial resources on our biggest opportunities for growth.

We are organized around five industry-based sector business units, which manage our 10 product categories, with full sales, profit, cash and value creation responsibility for our largest and most profitable markets. Enterprise Markets, which represent the rest of the world, are a separate unit with sales, profit and value creation responsibility.

This structure yields a more empowered, agile and accountable organization and culture with little overlap or redundancy—flowing to new demands, seamlessly supporting each other to deliver against our priorities around the world.



Four Focus Areas to Improve Execution of Our Strategy

We are working in four areas to further improve the execution of our integrated strategy.

The first is supply. We are further upgrading our world class supply chain to one that enables even greater agility, flexibility, scalability, transparency, and resilience for a new reality and a new age. We call this Supply 3.0—an end-to-end synchronized, sustainable, and resilient supply chain, amplified by data and analytics and enabled by an organization that is at the leading edge of transformation, mastery and leadership.

Second, environmental sustainability has been integrated into each of our businesses and processes with a mindset of 'no trade offs'—continuing to deliver and improve the irresistible performance

of our products and packages, while improving their sustainability. An example is Ariel PODS ECOCLIC. Ariel PODS, our leading European laundry brand, provides consumers superior cold-water cleaning performance that enables energy cost savings and improves sustainability by allowing consumers to reduce the energy required to heat water in the laundry process. Additionally, the Ariel ECOCLIC packaging is made from 70% recycled fibers and is recyclable, saving up to 6,500 tons of plastic annually in Europe if all Ariel PODS users switch to ECOCLIC packaging.

Third, digital acumen—to drive consumer and customer preference, reduce cost and enable rapid and efficient decision making across the entire value chain—how we engage with consumers, how we innovate, how we go to market, and how we operate our business. Through this, we are able to put more focus on the highest order work—work that serves consumers, customers, employees, society and shareowners.



OUR FOUR FOCUS AREAS

These are further strengthening the execution of our integrated growth strategy.

Supply Chain

Environmental Sustainability

Digital Acumen

Employee Value Equation

Fourth, a superior employee value equation for all employees, inclusive of all genders, races, ethnicities, sexual orientations, ages and abilities — for all roles — to ensure we continue to attract, retain and develop the best talent. We are focusing on four vectors, ensuring employees have the opportunity to make an impact daily; have the ability to grow their skills and capabilities; feel valued and rewarded; and are inspired to serve consumers better than competition — to grow markets, build the business, and be part of a Company that is a force for growth and a force for good.

These four areas — supply, environmental sustainability, digital acumen and a superior employee value equation — are not new or separate strategies. They are necessary elements in continuing to build superiority, in reducing cost to enable investment and value creation, and in strengthening our organization. They are part of the constructive disruption we must continue to lead.

Meeting and Balancing the Needs of All Stakeholders

Our objective is balanced top- and bottom-line growth, but in the ever more complex world we live in, balance also requires serving the needs of all stakeholders — consumers, customers, employees, society and shareowners. This is particularly important when it comes to environmental, social and governance areas.

Our efforts in Environmental Sustainability are important to create value while improving P&G's environmental impact, enabling consumers to reduce their footprint, and helping society solve some of the most pressing challenges. We start where we have the most control — our operations. Then, we look at how we can innovate to extend our level of superiority in a way that allows consumers to reduce their own footprint without making tradeoffs between performance and sustainability. Finally, we help industry reduce its footprint by making innovative technologies available broadly for application.

In our Community Impact work, we support people in need around the world through our brands and products that help restore normalcy in uncertain times. With our partners, we also provide clean drinking water with our Children's Safe Drinking Water Program to support people who lack access to clean water daily.

We serve billions of consumers all over the world. Our ability to do this most effectively is enabled by a workforce and culture that understands, respects and reflects the uniqueness of all the consumers we serve — inclusive of all genders, races, ethnicities, sexual orientations, ages and abilities. As of the end of the fiscal year, 41% of our global employees and 50% of our global management employees are women. Thirty percent of our U.S. employees are multicultural. Our current Board is 46% women and 38% multicultural leaders. More balanced and representative leadership, and diversity throughout our organization, is helping to drive balanced and sustainable growth as we serve an increasingly diverse set of consumers.

P&G was founded on uncompromising beliefs that our products should be of the highest quality and value and that the only way to run a business is with honest and fair dealings. These beliefs come to life today in P&G's Purpose, Values and Principles, which set high standards that we hold ourselves and each other accountable for, and create a strong culture focused on winning the right way.

A FORCE FOR GROWTH AND A FORCE FOR GOOD

To learn more about our work, visit our ESG for Investors website at pginvestor.com/esg and read our latest Citizenship Report at pg.com/citizenship.

Citizenship


Community Impact


Equality & Inclusion


Environmental Sustainability




Ethics & Corporate Responsibility

Confidence in P&G's Strategy and People

I want to close this letter with a few thoughts about this Company, its strategy and organization—as a reflection back on what has been accomplished and as a glimpse forward into what is possible.

First, pre-COVID, during COVID and since COVID—pre-inflation and since inflation—we have delivered consistent, strong top-line growth across categories and geographies, core EPS growth each of the last five fiscal years, and consistent cash return to shareowners. Our strategy has sustained us through all of it.

Second, in the past two years, nearly half our earnings have been wiped out by commodities, transportation and foreign exchange headwinds. Yet, we still grew earnings per share in each of those years, while delivering 7% organic sales growth each year, increasing investment in innovation, brand building and market growth, and growing market share, in aggregate, in the process.

Third, if you had asked me four years ago if we could grow top line, bottom line and deliver strong cash return to shareowners through a global pandemic, with employees challenged to get to the workplace, in the context of a war in Europe, major disruption in global supply chains, rapidly escalating costs, the highest consumer inflation in 40 years, and fundamental shifts in consumer behavior and channel relevance—it would have been hard to say "yes."

But that is exactly what your team has done. Over the last five years, they have added over $15 billion in incremental sales, grown our share of the global market, grown core earnings per share by 40% and returned over $80 billion of value through dividends and share repurchase to shareowners.

As you well know, past performance is no guarantee of future results and no excuse to stand still—quite the opposite. There will be bumps in the road ahead. We are still navigating through plenty of bumps right now. Each of these three look-backs, though, gives us confidence in the effectiveness of our strategy—grounded in and focused on consumers—and an appreciation for the capability of a talented, creative, agile and committed organization.

At the end of the day, we serve people—with a strong desire to improve their lives and the lives of their families. We stand by consumers and support them in small but meaningful ways every day—with superior



performing products of high quality at a superior value. We strive to do this in the most responsible way, consistent with P&G's Values and Principles.

This approach, with consumers at the center, and an organization built to serve them, has served us and our many stakeholders well. It will guide our actions as we move forward. If we do this effectively, consumers will benefit, customers will grow their businesses, employees will develop and thrive, we will have a positive impact on society, and shareholders will continue to be rewarded for their investment.

I believe in this Company, in our organization—its capabilities and in the commitment of P&G people to serve consumers. I am excited about what lies ahead. Of course, we will continue to weather some dark days and nights. But the future, in general, holds great promise. At all times, we will continue to be guided by P&G's Purpose, Values and Principles and the relentless execution of our strategy to move toward an even brighter dawn.

As P&G celebrates our 186th anniversary this year, I believe we have a stronger hand to play today than we have ever had.

JON R. MOELLER

Chairman of the Board, President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark one)

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2023

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File No. 1-434

THE PROCTER & GAMBLE COMPANY

One Procter & Gamble Plaza, Cincinnati, Ohio 45202

Telephone (513) 983-1100

IRS Employer Identification No. 31-0411980

State of Incorporation: Ohio

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, without Par Value	PG	New York Stock Exchange
1.125% Notes due 2023	PG23A	New York Stock Exchange
0.500% Notes due 2024	PG24A	New York Stock Exchange
0.625% Notes due 2024	PG24B	New York Stock Exchange
1.375% Notes due 2025	PG25	New York Stock Exchange
0.110% Notes due 2026	PG26D	New York Stock Exchange
3.250% EUR Notes due 2026	PG26E	New York Stock Exchange
4.875% EUR Notes due May 2027	PG27A	New York Stock Exchange
1.200% Notes due 2028	PG28	New York Stock Exchange
1.250% Notes due 2029	PG29B	New York Stock Exchange
1.800% Notes due 2029	PG29A	New York Stock Exchange
6.250% GBP Notes due January 2030	PG30	New York Stock Exchange
0.350% Notes due 2030	PG30C	New York Stock Exchange
0.230% Notes due 2031	PG31A	New York Stock Exchange
3.250% EUR Notes due 2031	PG31B	New York Stock Exchange
5.250% GBP Notes due January 2033	PG33	New York Stock Exchange
1.875% Notes due 2038	PG38	New York Stock Exchange
0.900% Notes due 2041	PG41	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filed," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐	Smaller reporting company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Yes ☑ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates amounted to $357 billion on December 31, 2022.

There were 2,357,306,187 shares of Common Stock outstanding as of July 31, 2023.

Documents Incorporated by Reference

Portions of the Proxy Statement for the 2023 Annual Meeting of Shareholders, which will be filed within one hundred and twenty days of the fiscal year ended June 30, 2023 (2023 Proxy Statement), are incorporated by reference into Part III of this report to the extent described herein.

PART I

Item 1. <u>Business.</u>

The Procter & Gamble Company (the Company) is focused on providing branded products of superior quality and value to improve the lives of the world's consumers, now and for generations to come. The Company was incorporated in Ohio in 1905, having first been established as a New Jersey corporation in 1890, and was built from a business founded in Cincinnati in 1837 by William Procter and James Gamble.

Additional information required by this item is incorporated herein by reference to Management's Discussion and Analysis (MD&A); and Notes 1 and 2 to our Consolidated Financial Statements. Unless the context indicates otherwise, the terms "Company," "P&G," "we," "our" or "us" as used herein refer to The Procter & Gamble Company (the registrant) and its subsidiaries. Throughout this Form 10-K, we incorporate by reference information from other documents filed with the Securities and Exchange Commission (SEC).

The Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments thereto, are filed electronically with the SEC. The SEC maintains an internet site that contains these reports at: www.sec.gov. Reports can also be accessed through links from our website at: www.pginvestor.com. P&G includes the website link solely as a textual reference and the information on our website is not incorporated by reference into this report.

Copies of these reports are also available, without charge, by contacting EQ Shareowner Services, 1100 Centre Pointe Curve, Suite 101, Mendota, MN 55120-4100.

Financial Information about Segments

Information about our reportable segments can be found in the MD&A and Note 2 to our Consolidated Financial Statements.

Narrative Description of Business

Business Model. Our business model is built to deliver balanced top- and bottom-line growth and value creation. We rely on the continued growth and success of existing brands and products, as well as the creation of new innovative products and brands. We offer products in markets and industry segments that are highly competitive. Our products are sold in approximately 180 countries and territories through numerous channels as well as direct-to-consumer. Our growth strategy is to deliver meaningful and noticeable superiority across five key vectors of our consumer proposition - product performance, packaging, brand communication, retail execution and consumer and customer value. We use our research and development (R&D) and consumer insights to provide superior products and packaging. We utilize our marketing and online presence to deliver superior brand messaging to our consumers. We partner with our customers to deliver superior retail execution, both in-store and online. In conjunction with the above vectors, we provide superior value to consumers and our retail customers in each price tier in which we compete. Productivity improvement is also critical to delivering our objectives of balanced top- and bottom-line growth and value creation.

Key Product Categories. Information on key product categories can be found in the MD&A and Note 2 to our Consolidated Financial Statements.

Key Customers. Our customers include mass merchandisers, e-commerce (including social commerce) channels, grocery stores, membership club stores, drug stores, department stores, distributors, wholesalers, specialty beauty stores (including airport duty-free stores), high-frequency stores, pharmacies, electronics stores and professional channels. We also sell direct to consumers. Sales to Walmart Inc. and its affiliates represent approximately 15% of our total sales in 2023, 2022 and 2021. No other customer represents more than 10% of our total sales. Our top ten customers accounted for 40% of our total net sales in 2023 and 39% in 2022 and 2021.

Sources and Availability of Materials. Almost all of the raw and packaging materials used by the Company are purchased from third parties, some of whom are single-source suppliers. We produce certain raw materials, primarily chemicals, for further use in the manufacturing process. In addition, fuel, natural gas and derivative products are important commodities consumed in our manufacturing processes and in the transportation of input materials and finished products. The prices we pay for materials and other commodities are subject to fluctuation. When prices for these items change, we may or may not pass the change to our customers. The Company purchases a substantial variety of other raw and packaging materials, none of which are material to our business taken as a whole.

Trademarks and Patents. We own or have licenses under patents and registered trademarks, which are used in connection with our activity in all businesses. Some of these patents or licenses cover significant product formulation and processes used to manufacture our products. The trademarks are important to the overall marketing and branding of our products. All major trademarks in each business are registered. In part, our success can be attributed to the existence and continued protection of these trademarks, patents and licenses.

Competitive Condition. The markets in which our products are sold are highly competitive. Our products compete against similar products from many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We are well positioned in the industry segments and markets in which we operate, often holding a leadership or significant market share position. We support our products with advertising, promotions and other marketing vehicles to build awareness and trial of our brands and products in conjunction with our sales force. We believe this combination provides the most efficient method of marketing for these types of products. Product quality, performance, value and packaging are also important differentiating factors.

Government Regulation. Our Company is subject to a wide variety of laws and regulations across the countries in which we do business. In the United States, many of our products and manufacturing operations are subject to one or more federal or state regulatory agencies, including the U.S. Food and Drug Administration (FDA), the Environmental Protection Agency (EPA), the Occupational Safety and Health Administration (OSHA), the Federal Trade Commission (FTC) and the Consumer Product Safety Commission (CPSC). We are also subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act, and antitrust and competition laws and regulations that govern our dealings with suppliers, customers, competitors and government officials.

In addition, many foreign jurisdictions in which we do business have regulations and regulatory bodies that govern similar aspects of our operations and products, in some cases to an even more significant degree. We are also subject to expanding laws and regulations related to environmental protection and other sustainability-related matters, non-financial reporting and diligence, labor and employment, trade, taxation and data privacy and protection, including the European Union's General Data Protection Regulation (GDPR) and similar regulations in states within the United States and in countries around the world.

The Company has in place compliance programs and internal and external experts to help guide our business in complying with these and other existing laws and regulations that apply to us around the globe; and we have made, and plan to continue making, necessary expenditures for compliance with these laws and regulations. We also expect that our many suppliers, consultants and other third parties working on our behalf share our commitment to compliance, and we have policies and procedures in place to manage these relationships, though they inherently involve a lesser degree of control over operations and governance. We do not expect that the Company's expenditures for compliance with current government regulations, including current environmental regulations, will have a material effect on our total capital expenditures, earnings or competitive position in fiscal year 2024 as compared to prior periods.

Human Capital. Our employees are a key source of competitive advantage. Their actions, guided by our Purpose, Values and Principles (PVPs), are critical to the long-term success of our business. We aim to retain our talented employees by offering competitive compensation and benefits, strong career development and a respectful and inclusive culture that provides equal opportunity for all.

Our Board of Directors, through the Compensation and Leadership Development Committee (C&LD Committee), provides oversight of the Company's policies and strategy relating to talent including diversity, equality and inclusion as well as the Company's compensation principles and practices. The C&LD Committee also evaluates and approves the Company's compensation plans, policies and programs applicable to our senior executives.

Employees

As of June 30, 2023, the Company had approximately 107,000 employees, an increase of 1% versus the prior year due primarily to business growth. The total number of employees is an estimate of total Company employees excluding interns, co-ops, contractors and employees of joint ventures. 49% of our employees are in manufacturing roles and 27% of our employees are located in the United States. 41% of our global employees are women and 30% of our U.S. employees identify as multicultural.

Training and Development

We focus on attracting, developing and retaining skilled and diverse talent, both from universities and the broader market. We recruit from among the best universities across markets in which we compete and are generally able to select from the top talent. We focus on developing our employees by providing a variety of job experiences, training programs and skill development opportunities. Given our develop-from-within model for staffing most of our senior leadership positions, it is particularly important for us to ensure holistic growth and full engagement of our employees.

Diversity, Equality and Inclusion

As a consumer products company, we believe that it is important for our workforce to reflect the diversity of our consumers worldwide. We also seek to foster an inclusive work environment where each individual can bring their authentic self, which helps drive innovation and enables us to better serve our consumers. We aspire to achieve equal gender representation globally and at key management and leadership levels. Within the U.S. workforce, our aspiration is to achieve 40% multicultural representation overall as well as at management and leadership levels.

Compensation and Benefits

Market-competitive compensation and reward programs are critical elements of our employee value equation to attract and retain the best talent. Our total rewards programs are based on the principles of paying for performance, paying competitively versus peer companies that we compete with for talent in the marketplace and focusing on long-term success through a combination of short-term and long-term incentive programs. We also offer competitive benefit programs, including retirement plans and health insurance in line with local country practices with flexibility to accommodate the needs of a diverse workforce.

Sustainability. Environmental sustainability is integrated into our business strategy to offer consumers irresistibly superior products that are more sustainable. Our aim is to deliver balanced top- and bottom-line growth, value creation and key sustainability objectives. In 2021, the Company announced a 2040 net zero ambition and published a Climate Transition Action

Plan, which describes the Company's ongoing efforts toward reducing greenhouse gas emissions across scopes 1 and 2 and elements of scope 3. This includes a long-term objective of net zero emissions for scopes 1 and 2, elements of scope 3 and interim goals to help us pace our progress. The Company has also declared goals towards using renewable electricity for our operations, reducing use of virgin petroleum-based plastic in packaging, increasing the recyclability or reusability of packaging, responsible sourcing of key forest-based commodities, improving efficiency of water usage in our operations and driving a global portfolio of water restoration projects to address water scarcity.

We use the standards and guidelines of the Global Reporting Initiative, Sustainability Accounting Standards Board (SASB) industry specific standards and the Task Force on Climate-related Financial Disclosures (TCFD) to inform our sustainability and related disclosures included in this Annual Report, our Proxy Statement and our sustainability reports. The "materiality" thresholds in those standards and guidelines may differ from the concept of "materiality" for purposes of the federal securities laws and disclosures required by the Commission's rules in this Annual Report. References to our sustainability reports and website are for informational purposes only and neither the sustainability reports nor the other information on our website is incorporated by reference into this Annual Report on Form 10-K. Additional detailed information on our sustainability efforts can be found on our website at https://pginvestor.com/esg.

Item 1A. <u>Risk Factors.</u>

We discuss our expectations regarding future performance, events and outcomes, such as our business outlook and objectives in this Form 10-K, as well as in our quarterly and annual reports, current reports on Form 8-K, press releases and other written and oral communications. All statements, except for historical and present factual information, are "forward-looking statements" and are based on financial data and business plans available only as of the time the statements are made, which may become outdated or incomplete. We assume no obligation to update any forward-looking statements as a result of new information, future events or other factors, except to the extent required by law. Forward-looking statements are inherently uncertain, and investors must recognize that events could significantly differ from our expectations.

The following discussion of "risk factors" identifies significant factors that may adversely affect our business, operations, financial position or future financial performance. This information should be read in conjunction with Management's Discussion and Analysis and the Consolidated Financial Statements and related Notes incorporated in this report. The following discussion of risks is not all inclusive but is designed to highlight what we believe are important factors to consider when evaluating our expectations. These and other factors could cause our future results to differ from those in the forward-looking statements and from historical trends, perhaps materially.

MACROECONOMIC CONDITIONS AND RELATED FINANCIAL RISKS

Our business is subject to numerous risks as a result of having significant operations and sales in international markets, including foreign currency fluctuations, currency exchange or pricing controls and localized volatility.

We are a global company, with operations in approximately 70 countries and products sold in approximately 180 countries and territories around the world. We hold assets, incur liabilities, generate sales and pay expenses in a variety of currencies other than the U.S. dollar, and our operations outside the U.S. generate more than 50% of our annual net sales. Fluctuations in exchange rates for foreign currencies have and could continue to reduce the U.S. dollar value of sales, earnings and cash flows we receive from non-U.S. markets, increase our supply costs (as measured in U.S. dollars) in those markets, negatively impact our competitiveness in those markets or otherwise adversely impact our business results or financial condition. Further, we have a significant amount of foreign currency debt and derivatives as part of our capital markets activities. The maturity cash outflows of these instruments could be adversely impacted by significant appreciation of foreign currency exchange rates (particularly the Euro), which could adversely impact our overall cash flows. Moreover, discriminatory or conflicting fiscal or trade policies in different countries, including changes to tariffs and existing trade policies and agreements, could adversely affect our results. See also the Results of Operations and Cash Flow, Financial Condition and Liquidity sections of the MD&A and the Consolidated Financial Statements and related Notes.

We also have businesses and maintain local currency cash balances in a number of countries with currency exchange, import authorization, pricing or other controls or restrictions, such as Egypt, Argentina and Pakistan. Our results of operations, financial condition and cash flows could be adversely impacted if we are unable to successfully manage such controls and restrictions, continue existing business operations and repatriate earnings from overseas, or if new or increased tariffs, quotas, exchange or price controls, trade barriers or similar restrictions are imposed on our business.

Additionally, our business, operations or employees have been and could continue to be adversely affected (including by the need to de-consolidate or even exit certain businesses in particular countries) by geopolitical conflicts, political volatility, trade controls, labor market disruptions or other crises or vulnerabilities in individual countries or regions. This could include political instability, upheaval or acts of war (such as the Russia-Ukraine War) and the related government and other entity responses, broad economic instability or sovereign risk related to a default by or deterioration in the creditworthiness of local governments, particularly in emerging markets.

Uncertain economic or social conditions may adversely impact demand for our products or cause our customers and other business partners to suffer financial hardship, which could adversely impact our business.

Our business could be negatively impacted by reduced demand for our products related to one or more significant local, regional or global economic or social disruptions. These disruptions have included and may in the future include: a slow-down, recession or inflationary pressures in the general economy; reduced market growth rates; tighter credit markets for our suppliers, vendors or customers; a significant shift in government policies; significant social unrest; the deterioration of economic relations between countries or regions; potential negative consumer sentiment toward non-local products or sources; or the inability to conduct day-to-day transactions through our financial intermediaries to pay funds to or collect funds from our customers, vendors and suppliers. Additionally, these and other economic conditions may cause our suppliers, distributors, contractors or other third-party partners to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide us with the materials and services we need, in which case our business and results of operations could be adversely affected. Customers may also suffer financial hardships due to economic conditions such that their accounts become uncollectible or are subject to longer collection cycles. In addition, if we are unable to generate sufficient sales, income and cash flow, it could affect the Company's ability to achieve expected share repurchase and dividend payments.

Disruptions in credit markets or to our banking partners or changes to our credit ratings may reduce our access to credit or overall liquidity.

A disruption in the credit markets or a downgrade of our current credit rating could increase our future borrowing costs and impair our ability to access capital and credit markets on terms commercially acceptable to us, which could adversely affect our liquidity and capital resources or significantly increase our cost of capital. In addition, we rely on top-tier banking partners in key markets around the world, who themselves face economic, societal, political and other risks, for access to credit and to facilitate collection, payment and supply chain finance programs. A disruption to one or more of these top-tier partners could impact our ability to draw on existing credit facilities or otherwise adversely affect our cash flows or the cash flows of our customers and vendors.

Changing political and geopolitical conditions could adversely impact our business and financial results.

Changes in the political conditions in markets in which we manufacture, sell or distribute our products, as well as changing geopolitical conditions, may be difficult to predict and may adversely affect our business and financial results. Results of elections, referendums, sanctions or other political processes and pressures in certain markets in which our products are manufactured, sold or distributed could create uncertainty regarding how existing governmental policies, laws and regulations may change, including with respect to sanctions, taxes, tariffs, import and export controls and the general movement of goods, materials, services, capital, data and people between countries. The potential implications of such uncertainty, which include, among others, exchange rate fluctuations, new or increased tariffs, trade barriers and market contraction, could adversely affect the Company's results of operations and cash flows.

The Company operates a global business with sales, manufacturing, distribution and research and development organizations globally that contribute to our overall growth. If geopolitical tensions and trade controls were to increase or disrupt our business in markets where we have significant sales or operations, including disruptions due to governmental responses to such conflicts (such as the imposition of sanctions, retaliatory tariffs, increased business licensing requirements or limitations on profits), such disruptions could adversely impact our business, financial condition, results of operations and cash flows.

The war between Russia and Ukraine has adversely impacted and could continue to adversely impact our business and financial results.

The war between Russia and Ukraine has negatively impacted, and the situation it generates may continue to negatively impact, our operations. Beginning in March 2022, the Company reduced its product portfolio, discontinued new capital investments and suspended media, advertising and promotional activity in Russia. Future impacts to the Company are difficult to predict due to the high level of uncertainty as to how the overall situation will evolve. Within Ukraine, there is a possibility of physical damage and destruction of our two manufacturing facilities, our distribution centers or those of our customers. We may not be able to operate our manufacturing sites and source raw materials from our suppliers or ship finished products to our customers. Within Russia, we may reduce further or discontinue our operations due to sanctions and export controls and counter-sanctions, monetary, currency or payment controls, restrictions on access to financial institutions, supply and transportation challenges or other circumstances and considerations. Ultimately, these could result in loss of assets or impairments of our manufacturing plants and fixed assets or write-downs of other operating assets and working capital.

The war between Russia and Ukraine could also amplify or affect the other risk factors set forth in this Part I, Item 1A, including, but not limited to, foreign exchange volatility, disruptions to the financial and credit markets, energy supply and supply chain disruptions, increased risks of an information security or operational technology incident, cost fluctuations and commodity cost increases and increased costs to ensure compliance with global and local laws and regulations. The occurrence of any of these risks, combined with the increased impact from the war between Russia and Ukraine, could adversely impact our business and financial results.

More broadly, there could be additional negative impacts to our net sales, earnings and cash flows should the situation worsen, including, among other potential impacts, economic recessions in certain neighboring countries or globally due to inflationary pressures, energy and supply chain cost increases or the geographic proximity of the war relative to the rest of Europe.

BUSINESS OPERATIONS RISKS

Our business results depend on our ability to manage disruptions in our global supply chain.

Our ability to meet our customers' needs and achieve cost targets depends on our ability to maintain key manufacturing and supply arrangements, including execution of supply chain optimizations and certain sole supplier or sole manufacturing plant arrangements. The loss or disruption of such manufacturing and supply arrangements, including for issues such as labor disputes or controversies, loss or impairment of key manufacturing sites, discontinuity or disruptions in our internal information and data systems or those of our suppliers, cybersecurity incidents, inability to procure sufficient raw or input materials (including water, recycled materials and materials that meet our labor standards), significant changes in trade policy, natural disasters, increasing severity or frequency of extreme weather events due to climate change or otherwise, acts of war or terrorism, disease outbreaks or other external factors over which we have no control, have at times interrupted and could, in the future, interrupt product supply and, if not effectively managed and remedied, could have an adverse impact on our business, financial condition, results of operations or cash flows.

Our businesses face cost fluctuations and pressures that could affect our business results.

Our costs are subject to fluctuations, particularly due to changes in the prices of commodities (including certain petroleum-derived materials like resins and paper-based materials like pulp) and raw and packaging materials and the costs of labor, transportation (including trucks and containers), energy, pension and healthcare. Inflation pressures could also result in increases in these input costs. Therefore, our business results depend, in part, on our continued ability to manage these fluctuations through pricing actions, cost saving projects and sourcing decisions, while maintaining and improving margins and market share. Failure to manage these fluctuations and to anticipate consumer reaction to our management of these fluctuations could adversely impact our results of operations or cash flows.

The ability to achieve our business objectives depends on how well we can compete with our local and global competitors in new and existing markets and channels.

The consumer products industry is highly competitive. Across all of our categories, we compete against a wide variety of global and local competitors. As a result, we experience ongoing competitive pressures in the environments in which we operate, which may result in challenges in maintaining sales and profit margins. To address these challenges, we must be able to successfully respond to competitive factors and emerging retail trends, including pricing, promotional incentives, product delivery windows and trade terms. In addition, evolving sales channels and business models may affect customer and consumer preferences as well as market dynamics, which, for example, may be seen in the growing consumer preference for shopping online, ease of competitive entry into certain categories and growth in hard discounter channels. Failure to successfully respond to competitive factors and emerging retail trends and effectively compete in growing sales channels and business models, particularly e-commerce and mobile or social commerce applications, could negatively impact our results of operations or cash flows.

A significant change in customer relationships or in customer demand for our products could have a significant impact on our business.

We sell most of our products via retail customers, which include mass merchandisers, e-commerce (including social commerce) channels, grocery stores, membership club stores, drug stores, department stores, distributors, wholesalers, specialty beauty stores (including airport duty-free stores), high-frequency stores, pharmacies, electronics stores and professional channels. Our success depends on our ability to successfully manage relationships with our retail trade customers, which includes our ability to offer trade terms that are mutually acceptable and are aligned with our pricing and profitability targets. Continued concentration among our retail customers could create significant cost and margin pressure on our business, and our business performance could suffer if we cannot reach agreement with a key customer on trade terms and principles. Our business could also be negatively impacted if a key customer were to significantly reduce the inventory level of or shelf space allocated to our products as a result of increased offerings of other branded manufacturers, private label brands and generic non-branded products or for other reasons, significantly tighten product delivery windows or experience a significant business disruption.

If the reputation of the Company or one or more of our brands erodes significantly, it could have a material impact on our financial results.

The Company's reputation, and the reputation of our brands, form the foundation of our relationships with key stakeholders and other constituencies, including consumers, customers and suppliers. The quality and safety of our products are critical to our business. Many of our brands have worldwide recognition and our financial success directly depends on the success of our brands. The success of our brands can suffer if our marketing plans or product initiatives do not have the desired impact on a brand's image or its ability to attract consumers. Our results of operations or cash flows could also be negatively impacted if the Company or one of our brands suffers substantial harm to its reputation due to a significant product recall, product-related litigation, defects or impurities in our products, product misuse, changing consumer perceptions of certain ingredients, negative perceptions of packaging (such as plastic and other petroleum-based materials), lack of recyclability or other environmental impacts, concerns about actual or alleged labor or equality and inclusion practices, privacy lapses or data breaches, allegations of product tampering or the distribution and sale of counterfeit products. Additionally, negative or inaccurate postings or comments on social media or networking websites about the Company or one of its brands could generate adverse publicity that could damage the reputation of our brands or the Company. If we are unable to effectively manage real or perceived issues, including concerns about safety, quality, ingredients, efficacy, environmental or social impacts or similar matters, sentiments toward the Company or our products could be negatively impacted, and our results of operations or cash flows could suffer. Our Company also devotes time and resources to citizenship efforts that are consistent with our corporate values and are designed to strengthen our business and protect and preserve our reputation, including programs driving ethics and corporate responsibility, strong communities, equality and inclusion and environmental sustainability. While the Company has many programs and initiatives to further these goals, our ability to achieve these goals is impacted in part by the actions and efforts of third parties including local and other governmental authorities, suppliers, vendors and customers. Consumer or broader stakeholder perceptions of these programs and initiatives widely vary and could adversely affect our business. If these programs are not executed as planned or suffer negative publicity, the Company's reputation and results of operations or cash flows could be adversely impacted.

We rely on third parties in many aspects of our business, which creates additional risk.

Due to the scale and scope of our business, we must rely on relationships with third parties, including our suppliers, contract manufacturers, distributors, contractors, commercial banks, joint venture partners and external business partners, for certain functions. If we are unable to effectively manage our third-party relationships and the agreements under which our third-party partners operate, our results of operations and cash flows could be adversely impacted. Further, failure of these third parties to meet their obligations to the Company or substantial disruptions in the relationships between the Company and these third parties could adversely impact our operations and financial results. Additionally, while we have policies and procedures for managing these relationships, they inherently involve a lesser degree of control over business operations, governance and compliance, thereby potentially increasing our financial, legal, reputational and operational risk.

A significant information security or operational technology incident, including a cybersecurity breach, or the failure of one or more key information or operations technology systems, networks, hardware, processes and/or associated sites owned or operated by the Company or one of its service providers could have a material adverse impact on our business or reputation.

We rely extensively on information and operational technology (IT/OT) systems, networks and services, including internet and intranet sites, data hosting and processing facilities and technologies, physical security systems and other hardware, software and technical applications and platforms, many of which are managed, hosted, provided and/or used by third parties or their vendors, to assist in conducting our business. The various uses of these IT/OT systems, networks and services include, but are not limited to:

*   ordering and managing materials from suppliers;
*   converting materials to finished products;
*   shipping products to customers;
*   marketing and selling products to consumers;
*   collecting, transferring, storing and/or processing customer, consumer, employee, vendor, investor and other stakeholder information and personal data, including such data from persons covered by an expanding landscape of privacy and data regulations, such as citizens of the European Union who are covered by the General Data Protection Regulation (GDPR), residents of California covered by the California Consumer Privacy Act (CCPA), citizens of China covered by the Personal Information Protection Law (PIPL) and citizens of Brazil covered by the General Personal Data Protection Law (LGPD);
*   summarizing and reporting results of operations, including financial reporting;
*   managing our banking and other cash liquidity systems and platforms;
*   hosting, processing and sharing, as appropriate, confidential and proprietary research, business plans and financial information;
*   collaborating via an online and efficient means of global business communications;
*   complying with regulatory, legal and tax requirements;
*   providing data security; and
*   handling other processes necessary to manage our business.

Numerous and evolving information security threats, including advanced persistent cybersecurity threats, pose a risk to the security of our services, systems, networks and supply chain, as well as to the confidentiality, availability and integrity of our data and of our critical business operations. In addition, because the techniques, tools and tactics used in cyber-attacks frequently change and may be difficult to detect for periods of time, we may face difficulties in anticipating and implementing adequate preventative measures or fully mitigating harms after such an attack.

Our IT/OT databases and systems and our third-party providers' databases and systems have been, and will likely continue to be, subject to advanced computer viruses or other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking and other cyber-attacks. Such attacks may originate from outside parties, hackers, criminal organizations or other threat actors, including nation states. In addition, insider actors - malicious or otherwise - could cause technical disruptions and/or confidential data leakage. We cannot guarantee that our security efforts or the security efforts of our third-party providers will prevent material breaches, operational incidents or other breakdowns to our or our third-party providers' IT/OT databases or systems.

A breach of our data security systems or failure of our IT/OT databases and systems may have a material adverse impact on our business operations and financial results. If the IT/OT systems, networks or service providers we rely upon fail to function properly or cause operational outages or aberrations, or if we or one of our third-party providers suffer significant unavailability of key operations, or inadvertent disclosure of, lack of integrity of, or loss of our sensitive business or stakeholder information, including personal information, due to any number of causes, including catastrophic events, natural disasters, power outages, computer and telecommunications failures, improper data handling, viruses, phishing attempts, cyber-attacks, malware and ransomware attacks, security breaches, security incidents or employee error or malfeasance, and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations and be exposed to reputational, competitive, operational, financial and business harm as well as litigation and regulatory action. If our critical IT systems or back-up systems or those of our third-party vendors are damaged or cease to function properly, we may have to make a significant investment to repair or replace them.

In addition, if a ransomware attack or other cybersecurity incident occurs, either internally or at our third-party technology service providers, we could be prevented from accessing our data or systems, which may cause interruptions or delays in our business operations, cause us to incur remediation costs, subject us to demands to pay a ransom or damage our reputation. In addition, such events could result in unauthorized disclosure of confidential information or stakeholder information, including personal information, and we may suffer financial and reputational damage because of lost or misappropriated information belonging to us or to our partners, our employees, customers and suppliers. Additionally, we could be exposed to potential liability, litigation, governmental inquiries, investigations or regulatory enforcement actions; and we could be subject to payment of fines or other penalties, legal claims by our suppliers, customers or employees and significant remediation costs.

Periodically, we also upgrade our IT/OT systems or adopt new technologies. If such a new system or technology does not function properly or otherwise exposes us to increased cybersecurity breaches and failures, it could affect our ability to order materials, make and ship orders and process payments in addition to other operational and information integrity and loss issues. The costs and operational consequences of responding to the above items and implementing remediation measures could be significant and could adversely impact our results of operations and cash flows.

We must successfully manage the demand, supply and operational challenges associated with the effects of any future disease outbreak, including epidemics, pandemics or similar widespread public health concerns.

Our business may be negatively impacted by the fear of exposure to or actual effects of a disease outbreak, epidemic, pandemic or similar widespread public health concern. These impacts may include, but are not limited to:

- Significant reductions in demand or significant volatility in demand for one or more of our products, which may be caused by, among other things: the temporary inability of consumers to purchase our products due to illness, quarantine or other travel restrictions or financial hardship, shifts in demand away from one or more of our more discretionary or higher priced products to lower priced products, or stockpiling or similar pantry-loading activity. If prolonged, such impacts can further increase the difficulty of business or operations planning and may adversely impact our results of operations and cash flows; or

- Significant changes in the political conditions in markets in which we manufacture, sell or distribute our products, including quarantines, import/export restrictions, price controls, or governmental or regulatory actions, closures or other restrictions that limit or close our operating and manufacturing facilities, restrict our employees' ability to travel or perform necessary business functions, or otherwise prevent our third-party partners, suppliers or customers from sufficiently staffing operations.

Despite efforts to manage and remedy these impacts, their ultimate impact also depends on factors beyond our knowledge or control, including the duration and severity of any such outbreak as well as third-party actions taken to contain its spread and mitigate its public health effects.

BUSINESS STRATEGY & ORGANIZATIONAL RISKS

Our ability to meet our growth targets depends on successful product, marketing and operations innovation and successful responses to competitive innovation, evolving digital marketing and selling platforms and changing consumer habits.

We are a consumer products company that relies on continued global demand for our brands and products. Achieving our business results depends, in part, on successfully developing, introducing and marketing new products and on making significant improvements to our equipment and manufacturing processes. The success of such innovation depends on our ability to correctly anticipate customer and consumer acceptance and trends, to obtain, maintain and enforce necessary intellectual property protections and to avoid infringing upon the intellectual property rights of others and to continue to deliver efficient and effective marketing across evolving media and mobile platforms with dynamic and increasingly more restrictive privacy requirements. We must also successfully respond to technological advances made by, and intellectual property rights granted to, competitors, customers and vendors. Failure to continually innovate, improve and respond to competitive moves, platform evolution and changing consumer habits could compromise our competitive position and adversely impact our financial condition, results of operations or cash flows.

We must successfully manage ongoing acquisition, joint venture and divestiture activities.

As a company that manages a portfolio of consumer brands, our ongoing business model includes a certain level of acquisition, joint venture and divestiture activities. We must be able to successfully manage the impacts of these activities, while at the same time delivering against our business objectives. Specifically, our financial results have been, and in the future could be, adversely impacted by the dilutive impacts from the loss of earnings associated with divested brands or dissolution of joint ventures. Our results of operations and cash flows have been, and in the future could also be, impacted by acquisitions or joint venture activities, if: 1) changes in the cash flows or other market-based assumptions cause the value of acquired assets to fall below book value, or 2) we are not able to deliver the expected cost and growth synergies associated with such acquisitions and joint ventures, including as a result of integration and collaboration challenges, which could also result in an impairment of goodwill and intangible assets.

Our business results depend on our ability to successfully manage productivity improvements and ongoing organizational change, including attracting and retaining key talent as part of our overall succession planning.

Our financial projections assume certain ongoing productivity improvements and cost savings, including staffing adjustments and employee departures. Failure to deliver these planned productivity improvements and cost savings, while continuing to invest in business growth, could adversely impact our results of operations and cash flows. Additionally, successfully executing organizational change, management transitions at leadership levels of the Company and motivation and retention of key employees is critical to our business success. Factors that may affect our ability to attract and retain sufficient numbers of qualified employees include employee morale, our reputation, competition from other employers and availability of qualified individuals. Our success depends on identifying, developing and retaining key employees to provide uninterrupted leadership and direction for our business. This includes developing and retaining organizational capabilities in key growth markets where the depth of skilled or experienced employees may be limited and competition for these resources is intense as well as continuing the development and execution of robust leadership succession plans.

LEGAL & REGULATORY RISKS

We must successfully manage compliance with current and expanding laws and regulations, as well as manage new and pending legal and regulatory matters in the U.S. and abroad.

Our business is subject to a wide variety of laws and regulations across the countries in which we do business, including those laws and regulations involving intellectual property, product liability, product composition or formulation, packaging content or corporate responsibility for packaging and product disposal, marketing, antitrust and competition, privacy, data protection, environmental (including increasing focus on the climate, water and waste impacts of consumer packaged goods companies' operations and products), employment, healthcare, anti-bribery and anti-corruption (including interactions with health care professionals and government officials as well as corresponding internal controls and record-keeping requirements), trade (including tariffs, sanctions and export controls), tax, accounting and financial reporting or other matters. In addition, increasing governmental and societal attention to environmental, social and governance (ESG) matters, including expanding mandatory and voluntary reporting, diligence and disclosure on topics such as climate change, waste production, water usage, human capital, labor and risk oversight, could expand the nature, scope and complexity of matters that we are required to control, assess and report. These and other rapidly changing laws, regulations, policies and related interpretations as well as increased enforcement actions by various governmental and regulatory agencies, create challenges for the Company, may alter the environment in which we do business, may increase the ongoing costs and complexities of compliance including by requiring investments in technology or other compliance systems, and may ultimately result in the need to cease manufacturing, sales or other business activities in certain jurisdictions, which could adversely impact our results of operations and cash flows. If we are unable to continue to meet these challenges and comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results. Additionally, we are currently, and in the future may be, subject to a number of inquiries, investigations, claims, proceedings and requests for information from governmental agencies or private parties, the adverse outcomes of which could harm our business. Failure to successfully manage these new or pending regulatory and legal matters and resolve such matters without significant liability or damage to our reputation may materially adversely impact our financial condition, results of operations and cash flows. Furthermore, if new or pending legal or regulatory matters result in fines or costs in excess of the amounts accrued to date, that may also materially impact our results of operations and financial position.

Changes in applicable tax laws and regulations and resolutions of tax disputes could negatively affect our financial results.

The Company is subject to taxation in the U.S. and numerous foreign jurisdictions. Changes in the various tax laws can and do occur. For example, in December 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the U.S. Tax Act). The changes included in the U.S. Tax Act were broad and complex. Under the current U.S. presidential administration, comprehensive federal income tax reform has been proposed, including an increase in the U.S. Federal corporate income tax rate, elimination of certain investment incentives and an increase in U.S. taxation of non-U.S. earnings. While these proposals are controversial, likely to change during the legislative process and may prove difficult to enact as proposed in the current closely divided U.S. Congress, their impact could nonetheless be significant.

Additionally, longstanding international tax norms that determine each country's jurisdiction to tax cross-border international trade are subject to potential evolution. An outgrowth of the original Base Erosion and Profit Shifting (BEPS) project is a project undertaken by the approximately 140 member countries of the expanded Organisation for Economic Co-operation and Development (OECD) Inclusive Framework focused on "Addressing the Challenges of the Digitalization of the Economy." The breadth of this project extends beyond pure digital businesses and, as proposed, would likely impact a large portion of multinational businesses by potentially redefining jurisdictional taxation rights in market countries and establishing a global minimum tax. In December 2022, the European Union (EU) approved a directive requiring member states to incorporate a 15% global minimum tax into their respective domestic laws effective for fiscal years beginning on or after December 31, 2023. In addition, several non-EU countries have recently proposed and/or adopted legislation consistent with the global minimum tax framework. Important details of these minimum tax developments are still to be determined and, in some cases, enactment and timing remain uncertain.

While it is too early to assess the overall impact of these potential changes, as these and other tax laws and related regulations are revised, enacted and implemented, our financial condition, results of operations and cash flows could be materially impacted.

Furthermore, we are subject to regular review and audit by both foreign and domestic tax authorities. While we believe our tax positions will be sustained, the final outcome of tax audits and related litigation, including maintaining our intended tax treatment of divestiture transactions such as the fiscal 2017 Beauty Brands transaction with Coty, may differ materially from the tax amounts recorded in our Consolidated Financial Statements, which could adversely impact our results of operations and cash flows.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

In the U.S., we own and operate 24 manufacturing sites located in 18 different states. In addition, we own and operate 80 manufacturing sites in 34 other countries. Many of the domestic and international sites manufacture products for multiple businesses. Beauty products are manufactured at 23 of these locations; Grooming products at 17; Health Care products at 20; Fabric & Home Care products at 37; and Baby, Feminine & Family Care products at 37. We own our Corporate headquarters in Cincinnati, Ohio. We own or lease our principal regional general offices in Switzerland, Panama, Singapore, China and the United Arab Emirates. We own or lease our principal regional shared service centers in Costa Rica, the United Kingdom and the Philippines. Management believes that the Company's sites are adequate to support the business and that the properties and equipment have been well maintained.

Item 3. Legal Proceedings.

The Company is subject, from time to time, to certain legal proceedings and claims arising out of our business, which cover a wide range of matters, including antitrust and trade regulation, product liability, advertising, contracts, environmental issues, patent and trademark matters, labor and employment matters and tax. In addition, SEC regulations require that we disclose certain environmental proceedings arising under Federal, State or local law when a governmental authority is a party and such proceeding involves potential monetary sanctions that the Company reasonably believes will exceed a certain threshold ($1 million or more). There are no relevant matters to disclose under this Item for this period. See Note 13 to our Consolidated Financial Statements for information on certain legal proceedings for which there are contingencies.

This item should be read in conjunction with the Company's Risk Factors in Part I, Item 1A for additional information.

Item 4. Mine Safety Disclosure.

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The names, ages and positions held by the Executive Officers of the Company on August 4, 2023, are:

Name	Position	Age	First Elected to Officer Position
Jon R. Moeller	Chairman of the Board, President and Chief Executive Officer	59	2009 [1]
Shailesh Jejurikar	Chief Operating Officer	56	2018 [2]
Andre Schulten	Chief Financial Officer	52	2021 [3]
Gary A. Coombe	Chief Executive Officer - Grooming	59	2014 [4]
Jennifer L. Davis	Chief Executive Officer - Health Care	52	2022 [5]
Ma. Fatima D. Francisco	Chief Executive Officer - Baby, Feminine and Family Care and Executive Sponsor for Gender Equality	55	2018 [6]
R. Alexandra Keith	Chief Executive Officer - Beauty and Executive Sponsor for Corporate Sustainability	55	2017 [7]
Sundar Raman	Chief Executive Officer - Fabric and Home Care	48	2021 [8]
Victor Aguilar	Chief Research, Development and Innovation Officer	56	2020 [9]
Marc S. Pritchard	Chief Brand Officer	63	2008
Balaji Purushothaman	Chief Human Resources Officer	54	2023 [10]
Susan Street Whaley	Chief Legal Officer and Secretary	49	2022 [11]

All the Executive Officers named above have been employed by the Company for more than the past five years.

[1]   Mr. Moeller previously served as President and Chief Executive Officer (2021 - 2022), Vice Chairman, Chief Operating Officer and Chief Financial Officer (2019 - 2021), Vice Chairman and Chief Financial Officer (2017 - 2019) and as Chief Financial Officer (2009 - 2017).

[2]   Mr. Jejurikar previously served as Chief Executive Officer - Fabric and Home Care (2019 - 2021), President - Global Fabric, Home Care and P&G Professional (2018 - 2019), and President - Global Fabric Care and Brand-Building Officer Global Fabric & Home Care (2015 - 2018).

[3]   Mr. Schulten previously served as Senior Vice President - Baby Care, North America (2018 - 2021) and Senior Vice President - Finance & Accounting, Global Baby, Feminine and Family Care (2014 - 2018).

[4]   Mr. Coombe previously served as President - Europe Selling & Market Operations (2014 - 2018).

[5]   Ms. Davis previously served as President - Feminine Care (2019 - 2022), President - Global Feminine Care (2018 - 2019), and Vice President - Feminine Care, North America and Brand Franchise Leader, Tampax (2016 - 2018).

[6]   Ms. Francisco previously served as Chief Executive Officer - Baby and Feminine Care (2019 - 2021), President - Global Baby Care and Baby & Feminine Care Sector (2018 - 2019), and President - Global Feminine Care (2015 - 2018).

[7]   Ms. Keith previously served as Chief Executive Officer - Beauty (2017 - 2022).

[8]   Mr. Raman previously served as President - Home Care and P&G Professional (2020 - 2021), President - Fabric Care, North America and P&G Professional (2019 - 2020), and Vice President - Fabric Care, North America (2015 - 2019).

[9]   Mr. Aguilar previously served as Senior Vice President - Research & Development, Corporate Function Research & Development (2020), Senior Vice President - Research & Development, Corporate Function Research & Development and Global Fabric Care (2019), and Senior Vice President - Research & Development Global Fabric Care; and Sector Leader, Research & Development Global Fabric and Home Care (2014 - 2019).

[10] Mr. Purushothaman previously served as Senior Vice President - Human Resources, Global Total Rewards, Employee and Labor Relations and Corporate Services (2020 - 2022) and as Senior Vice President - Human Resources, Beauty, Grooming, and Family Care (2015 - 2020).

[11] Ms. Whaley previously served as Senior Vice President and General Counsel - North America, Practice Groups and Sector Business Units (2019 - 2022), and Vice President and General Counsel - North America, Global Go-To-Market and Practice Groups, and Global Business Units (2016 - 2019).

PART II

Item 5. <u>Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.</u>

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [3]	Approximate Dollar Value of Shares that May Yet Be Purchased Under Our Share Repurchase Program
4/1/2023 - 4/30/2023	—	—	—	[3]
5/1/2023 - 5/31/2023	—	—	—	[3]
6/1/2023 - 6/30/2023	914,324	$149.95	—	[3]
Total	914,324	$149.95	—	[3]

[1] All transactions are reported on a trade date basis and were made in the open market with large financial institutions. This table excludes shares withheld from employees to satisfy minimum tax withholding requirements on option exercises and other equity-based transactions. The Company administers cashless exercises through an independent third party and does not repurchase stock in connection with cashless exercises.

[2] Average price paid per share for open market transactions excludes commission.

[3] On April 21, 2023, the Company stated that in fiscal year 2023 the Company expected to reduce outstanding shares through direct share repurchases at a value of $7.4 to $8.0 billion, notwithstanding any purchases under the Company's compensation and benefit plans. The share repurchases were authorized pursuant to a resolution issued by the Company's Board of Directors and were financed through a combination of operating cash flows and issuance of debt. The total value of the shares purchased under the share repurchase plan was $7.4 billion. The share repurchase plan ended on June 30, 2023.

Additional information required by this item can be found in Part III, Item 12 of this Form 10-K.

SHAREHOLDER RETURN PERFORMANCE GRAPHS

Market and Dividend Information

P&G has been paying a dividend for 133 consecutive years since its incorporation in 1890 and has increased its dividend for 67 consecutive years since 1956. Over the past ten years, the dividend has increased at an annual compound average rate of 5%. Nevertheless, as in the past, further dividends will be considered after reviewing dividend yields, profitability and cash flow expectations and financing needs and will be declared at the discretion of the Company's Board of Directors.



(in dollars; split-adjusted)	1956	1963	1973	1983	1993	2003	2013	2023
Dividends per share	$ 0.01	$ 0.02	$ 0.05	$ 0.14	$ 0.28	$ 0.82	$ 2.29	$ **3.68**

Common Stock Information

P&G trades on the New York Stock Exchange under the stock symbol PG. As of June 30, 2023, there were approximately five million common stock shareowners, including shareowners of record, participants in P&G stock ownership plans and beneficial owners with accounts at banks and brokerage firms.

Shareholder Return

The following graph compares the cumulative total return of P&G's common stock for the five-year period ended June 30, 2023, against the cumulative total return of the S&P 500 Stock Index (broad market comparison) and the S&P 500 Consumer Staples Index (line of business comparison). The graph and table assume $100 was invested on June 30, 2018, and that all dividends were reinvested.



Company Name/Index	Cumulative Value of $100 Investment, through June 30					
	2018	2019	2020	2021	2022	2023
P&G	$ 100	$ 145	$ 162	$ 188	$ 205	$ **222**
S&P 500	100	110	119	167	149	**179**
S&P 500 Consumer Staples	100	116	121	149	159	**169**

Item 6. Intentionally Omitted.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

Certain statements in this report, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including without limitation, the following sections: "Management's Discussion and Analysis," "Risk Factors" and "Notes 4, 8 and 13 to the Consolidated Financial Statements." These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result" and similar expressions. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause results to differ materially from those expressed or implied in the forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise, except to the extent required by law.

Risks and uncertainties to which our forward-looking statements are subject include, without limitation: (1) the ability to successfully manage global financial risks, including foreign currency fluctuations, currency exchange or pricing controls and localized volatility; (2) the ability to successfully manage local, regional or global economic volatility, including reduced market growth rates, and to generate sufficient income and cash flow to allow the Company to effect the expected share repurchases and dividend payments; (3) the ability to manage disruptions in credit markets or to our banking partners or changes to our credit rating; (4) the ability to maintain key manufacturing and supply arrangements (including execution of supply chain optimizations and sole supplier and sole manufacturing plant arrangements) and to manage disruption of business due to various factors, including ones outside of our control, such as natural disasters, acts of war (including the Russia-Ukraine War) or terrorism or disease outbreaks; (5) the ability to successfully manage cost fluctuations and pressures, including prices of commodities and raw materials and costs of labor, transportation, energy, pension and healthcare; (6) the ability to stay on the leading edge of innovation, obtain necessary intellectual property protections and successfully respond to changing consumer habits, evolving digital marketing and selling platform requirements and technological advances attained by, and patents granted to, competitors; (7) the ability to compete with our local and global competitors in new and existing sales channels, including by successfully responding to competitive factors such as prices, promotional incentives and trade terms for products; (8) the ability to manage and maintain key customer relationships; (9) the ability to protect our reputation and brand equity by successfully managing real or perceived issues, including concerns about safety, quality, ingredients, efficacy, packaging content, supply chain practices or similar matters that may arise; (10) the ability to successfully manage the financial, legal, reputational and operational risk associated with third-party relationships, such as our suppliers, contract manufacturers, distributors, contractors and external business partners; (11) the ability to rely on and maintain key company and third-party information and operational technology systems, networks and services and maintain the security and functionality of such systems, networks and services and the data contained therein; (12) the ability to successfully manage uncertainties related to changing political and geopolitical conditions and potential implications such as exchange rate fluctuations and market contraction; (13) the ability to successfully manage current and expanding regulatory and legal requirements and matters (including, without limitation, those laws and regulations involving product liability, product and packaging composition, intellectual property, labor and employment, antitrust, privacy and data protection, tax, the environment, due diligence, risk oversight, accounting and financial reporting) and to resolve new and pending matters within current estimates; (14) the ability to manage changes in applicable tax laws and regulations; (15) the ability to successfully manage our ongoing acquisition, divestiture and joint venture activities, in each case to achieve the Company's overall business strategy and financial objectives, without impacting the delivery of base business objectives; (16) the ability to successfully achieve productivity improvements and cost savings and manage ongoing organizational changes while successfully identifying, developing and retaining key employees, including in key growth markets where the availability of skilled or experienced employees may be limited; (17) the ability to successfully manage the demand, supply and operational challenges, as well as governmental responses or mandates, associated with a disease outbreak, including epidemics, pandemics or similar widespread public health concerns; (18) the ability to manage the uncertainties, sanctions and economic effects from the war between Russia and Ukraine; and (19) the ability to successfully achieve our ambition of reducing our greenhouse gas emissions and delivering progress towards our environmental sustainability priorities. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from those projected herein is included in the section titled "Economic Conditions and Uncertainties" and the section titled "Risk Factors" (Part I, Item 1A) of this Form 10-K.

Purpose, Approach and Non-GAAP Measures

The purpose of Management's Discussion and Analysis (MD&A) is to provide an understanding of Procter & Gamble's financial condition, results of operations and cash flows by focusing on changes in certain key measures from year to year. The MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and accompanying Notes. The MD&A is organized in the following sections:

- Overview
- Summary of 2023 Results
- Economic Conditions and Uncertainties
- Results of Operations
- Segment Results
- Cash Flow, Financial Condition and Liquidity
- Critical Accounting Policies and Estimates
- Other Information

Throughout the MD&A we refer to measures used by management to evaluate performance, including unit volume growth, net sales, net earnings, diluted net earnings per common share (diluted EPS) and operating cash flow. We also refer to a number of financial measures that are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP), consisting of organic sales growth, core earnings per share (Core EPS), adjusted free cash flow and adjusted free cash flow productivity. Organic sales growth is net sales growth excluding the impacts of acquisitions and divestitures and foreign exchange from year-over-year comparisons. Core EPS is diluted EPS excluding certain items that are not judged by management to be part of the Company's sustainable results or trends. Adjusted free cash flow is operating cash flow less capital spending and excluding payments for the transitional tax resulting from the U.S. Tax Act. Adjusted free cash flow productivity is the ratio of adjusted free cash flow to net earnings excluding certain one-time items. We believe these measures provide our investors with additional information about our underlying results and trends as well as insight to some of the metrics used to evaluate management. The explanation at the end of the MD&A provides more details on the use and the derivation of these measures as well as reconciliations to the most directly comparable U.S. GAAP measure.

Management also uses certain market share and market consumption estimates to evaluate performance relative to competition despite some limitations on the availability and comparability of share and consumption information. References to market share and consumption in the MD&A are based on a combination of vendor-purchased traditional brick-and-mortar and online data in key markets as well as internal estimates. All market share references represent the percentage of sales of our products in dollar terms on a constant currency basis relative to all product sales in the category. The Company measures quarter and fiscal year-to-date market shares through the most recent period for which market share data is available, which typically reflects a lag time of one or two months as compared to the end of the reporting period. Management also uses unit volume growth to evaluate drivers of changes in net sales. Organic volume growth reflects year-over-year changes in unit volume excluding the impacts of acquisitions, divestitures and certain one-time items, if applicable, and is used to explain changes in organic sales.

OVERVIEW

Procter & Gamble is a global leader in the fast-moving consumer goods industry, focused on providing branded consumer packaged goods of superior quality and value to our consumers around the world. Our products are sold in approximately 180 countries and territories primarily through mass merchandisers, e-commerce (including social commerce) channels, grocery stores, membership club stores, drug stores, department stores, distributors, wholesalers, specialty beauty stores (including airport duty-free stores), high-frequency stores, pharmacies, electronics stores and professional channels. We also sell direct to individual consumers. We have on-the-ground operations in approximately 70 countries.

Our market environment is highly competitive with global, regional and local competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products, as well as retailers' private-label brands. Additionally, many of the product segments in which we compete are differentiated by price tiers (referred to as super-premium, premium, mid-tier and value-tier products). We believe we are well positioned in the industry segments and markets in which we operate, often holding a leadership or significant market share position.

Organizational Structure

Our organizational structure is comprised of Sector Business Units (SBUs), Enterprise Markets (EMs), Corporate Functions (CF) and Global Business Services (GBS).

Sector Business Units

The Company's ten product categories are organized into five SBUs and five reportable segments (under U.S. GAAP): Beauty; Grooming; Health Care; Fabric & Home Care; and Baby, Feminine & Family Care. The SBUs are responsible for global brand strategy, product upgrades and innovation, marketing plans and supply chain. They have direct profit responsibility for markets (referred to as Focus Markets) representing the large majority of the Company's sales and earnings and are also responsible for innovation plans, supply plans and operating frameworks to drive growth and value creation in the remaining markets (referred to as Enterprise Markets). Throughout the MD&A, we reference business results by region, which are comprised of North America, Europe, Greater China, Latin America, Asia Pacific and India, Middle East and Africa (IMEA).

The following provides additional detail on our reportable segments and the ten product categories and brand composition within each segment.

Reportable Segments	% of Net Sales [1]	% of Net Earnings [1]	Product Categories (Sub-Categories)	Major Brands
Beauty	18%	21%	Hair Care (*Conditioners, Shampoos, Styling Aids, Treatments*)	Head & Shoulders, Herbal Essences, Pantene, Rejoice
			Skin and Personal Care (*Antiperspirants and Deodorants, Personal Cleansing, Skin Care*)	Olay, Old Spice, Safeguard, Secret, SK-II
Grooming [2]	8%	10%	Grooming (*Appliances, Female Blades & Razors, Male Blades & Razors, Pre- and Post-Shave Products, Other Grooming*)	Braun, Gillette, Venus
Health Care	14%	14%	Oral Care (*Toothbrushes, Toothpastes, Other Oral Care*)	Crest, Oral-B
			Personal Health Care (*Gastrointestinal, Pain Relief, Rapid Diagnostics, Respiratory, Vitamins/Minerals/Supplements, Other Personal Health Care*)	Metamucil, Neurobion, Pepto-Bismol, Vicks
Fabric & Home Care	35%	32%	Fabric Care (*Fabric Enhancers, Laundry Additives, Laundry Detergents*)	Ariel, Downy, Gain, Tide
			Home Care (*Air Care, Dish Care, P&G Professional, Surface Care*)	Cascade, Dawn, Fairy, Febreze, Mr. Clean, Swiffer
Baby, Feminine & Family Care	25%	23%	Baby Care (*Baby Wipes, Taped Diapers and Pants*)	Luvs, Pampers
			Feminine Care (*Adult Incontinence, Feminine Care*)	Always, Always Discreet, Tampax
			Family Care (*Paper Towels, Tissues, Toilet Paper*)	Bounty, Charmin, Puffs

[1]   Percent of Net sales and Net earnings for the fiscal year ended June 30, 2023 (excluding results held in Corporate).

[2]   Effective July 1, 2022, the Grooming Sector Business Unit completed the full integration of its Shave Care and Appliances categories to cohesively serve consumers' grooming needs. This transition included the integration of the management team, strategic decision-making, innovation plans, financial targets, budgets and internal management reporting.

Organization Design:

Sector Business Units

Beauty: We are a global market leader amongst the beauty categories in which we compete, including hair care and skin and personal care. We are a global market leader in the retail hair care market with nearly 20% global market share primarily behind our Pantene and Head & Shoulders brands. In skin and personal care, we offer a wide variety of products, ranging from deodorants to personal cleansing to skin care, such as our Olay brand, which is one of the top facial skin care brands in the world with nearly 5% global market share.

Grooming: We are the global market leader in the blades and razors market. Our global blades and razors market share is more than 60%, primarily behind our Gillette and Venus brands. Our appliances, such as electric shavers and epilators, are sold primarily under the Braun brand in a number of markets around the world where we compete against both global and regional competitors. We hold nearly 25% of the male electric shavers market and over 50% of the female epilators market.

Health Care: We compete in oral care and personal health care. In oral care, there are several global competitors in the market, and we have the number two market share position with nearly 20% global market share behind our Crest and Oral-B brands. In personal health care, we are a global market leader among the categories in which we compete, including respiratory treatments, digestive wellness, vitamins and analgesics behind our Vicks, Metamucil, Pepto-Bismol and Neurobion brands.

Fabric & Home Care: This segment is comprised of a variety of fabric care products, including laundry detergents, additives and fabric enhancers; and home care products, including dishwashing liquids and detergents, surface cleaners and air fresheners. In fabric care, we generally have the number one or number two market share position in the markets in which we compete and are the global market leader with over 35% global market share, primarily behind our Tide, Ariel and Downy brands. Our global home care market share is about 25% across the categories in which we compete, primarily behind our Cascade, Dawn, Febreze and Swiffer brands.

Baby, Feminine & Family Care: In baby care, we are a global market leader and compete mainly in taped diapers, pants and baby wipes, with more than 20% global market share. We have the number one or number two market share position in the markets in which we compete, primarily behind our Pampers brand. We are a global market leader in the feminine care category with over 25% global market share, primarily behind our Always and Tampax brands. We also compete in the adult incontinence category in certain markets behind Always Discreet, with over 10% market share in the key markets in which we compete. Our family care business is predominantly a North American business comprised primarily of the Bounty paper towel and Charmin toilet paper brands. North America market shares are over 40% for Bounty and over 25% for Charmin.

Enterprise Markets

Enterprise Markets are responsible for sales and profit delivery in specific countries, supported by SBU-agreed innovation and supply chain plans, along with scaled services like planning, distribution and customer management.

Corporate Functions

Corporate Functions provides company-level strategy and portfolio analysis, corporate accounting, treasury, tax, external relations, governance, human resources, information technology and legal services.

Global Business Services

Global Business Services provides scaled services in technology, process and data tools to enable the SBUs, the EMs and CF to better serve consumers and customers. The GBS organization is responsible for providing world-class services and solutions that drive value for P&G.

Strategic Focus

Procter & Gamble aspires to serve the world's consumers better than our best competitors in every category and in every country in which we compete and, as a result, deliver total shareholder return in the top one-third of our peer group. Delivering and sustaining leadership levels of shareholder value creation requires balanced top- and bottom-line growth and strong cash generation.

The Company competes in daily-use product categories where performance plays a significant role in the consumer's choice of brands, and therefore, play to P&G's strengths. Our focused portfolio of businesses consists of ten product categories where P&G has leading market positions, strong brands and consumer-meaningful product technologies.

Within these categories, our strategic choices are focused on delighting and winning with consumers. Our consumers are at the center of everything we do. We win with consumers by delivering irresistible superiority across five key vectors - product performance, packaging, brand communication, retail execution and value. Winning with consumers around the world and against our best competitors requires superior innovation. Innovation has always been, and continues to be, P&G's lifeblood. Superior products delivered with superior execution drive market growth, value creation for retailers and build share growth for P&G.

Ongoing productivity improvement is crucial to delivering our balanced top- and bottom-line growth, cash generation and value creation objectives. Productivity improvement enables investments to strengthen the superiority of our brands via product and packaging innovation, more efficient and effective supply chains, equity and awareness-building brand advertising and other programs and expansion of sales coverage and R&D programs. Productivity improvements also enable us to mitigate challenging cost environments (including periods of increasing commodity and negative foreign exchange impacts). Our objective is to drive productivity improvements across all elements of the statement of earnings and balance sheet, including cost of goods sold, marketing and promotional spending, overhead costs and capital spending.

We act with agility and are constructively disrupting our highly competitive industry and the way we do business, including how we innovate, communicate and leverage new technologies, to create more value.

We are improving operational effectiveness and organizational culture through enhanced clarity of roles and responsibilities, accountability and incentive compensation programs.

Additionally, within this strategy of superiority, productivity, constructive disruption and organization, we have declared four focus areas to strengthen our performance going forward. These are 1) leveraging environmental sustainability as an additional driver of superior performing products and packaging innovations, 2) increasing digital acumen to drive consumer and customer preference, reduce cost and enable rapid and efficient decision making, 3) developing next-level supply chain capabilities to enable flexibility, agility, resilience and a new level of productivity and 4) delivering employee value equation for all gender identities, races, ethnicities, sexual orientations, ages and abilities for all roles to ensure we continue to attract, retain and develop the best talent.

We believe this strategy is right for the long-term health of the Company and our objective of delivering total shareholder return in the top one-third of our peer group.

The Company expects the delivery of the following long-term growth algorithm will result in total shareholder returns in the top third of the competitive, fast-moving consumer goods peer group:

- Organic sales growth above market growth rates in the categories and geographies in which we compete;
- Core EPS growth of mid-to-high single digits; and
- Adjusted free cash flow productivity of 90% or greater.

While periods of significant macroeconomic pressures may cause short-term results to deviate from the long-term growth algorithm, we intend to maintain a disciplined approach to investing in our business.

SUMMARY OF 2023 RESULTS

Amounts in millions, except per share amounts	2023	2022	Change vs. Prior Year
Net sales	$ 82,006	$ 80,187	2 %
Operating income	18,134	17,813	2 %
Net earnings	14,738	14,793	— %
Net earnings attributable to Procter & Gamble	14,653	14,742	(1)%
Diluted net earnings per common share	5.90	5.81	2 %
Core earnings per share	5.90	5.81	2 %
Cash flow from operating activities	16,848	16,723	1 %

- Net sales increased 2% to $82.0 billion versus the prior year. The net sales growth was driven by a mid-single-digit increase in Health Care, low single-digit increases in Fabric & Home Care, Baby, Feminine & Family Care and Beauty, partially offset by a low single-digit decrease in Grooming. Organic sales, which excludes the impact of acquisitions and divestitures and foreign exchange, increased 7%. Organic sales increased high single digits in Health Care and Fabric & Home Care and mid-single digits in Baby, Feminine & Family Care, Beauty and Grooming.

- Operating income increased $321 million, or 2%, to $18.1 billion versus year ago due to the increase in net sales, partially offset by a modest decrease in operating margin.

- Net earnings decreased modestly by $55 million to $14.7 billion versus year ago as the increase in operating income was more than fully offset by a higher effective tax rate. Foreign exchange impacts reduced net earnings by approximately $1.4 billion.

- Net earnings attributable to Procter & Gamble decreased $89 million, or 1%, to $14.7 billion versus the prior year due primarily to the decrease in net earnings.

- Diluted EPS increased 2% to $5.90 as the decrease in net earnings was more than offset by a reduction in shares outstanding.

- Cash flow from operating activities was $16.8 billion.
  - Adjusted free cash flow, which is operating cash flow less capital expenditures and certain other impacts, was $14.0 billion.
  - Adjusted free cash flow productivity, which is the ratio of adjusted free cash flow to net earnings, was 95%.

ECONOMIC CONDITIONS AND UNCERTAINTIES

We discuss expectations regarding future performance, events and outcomes, such as our business outlook and objectives, in annual and quarterly reports, press releases and other written and oral communications. All such statements, except for historical and present factual information, are "forward-looking statements" and are based on financial data and our business plans available only as of the time the statements are made, which may become out-of-date or incomplete. We assume no obligation to update any forward-looking statements as a result of new information, future events or other factors, except as required by law. Forward-looking statements are inherently uncertain and investors must recognize that events could be significantly different from our expectations. For more information on risk factors that could impact our results, please refer to "Risk Factors" in Part I, Item 1A of this Form 10-K.

Global Economic Conditions. Our products are sold in numerous countries across North America, Europe, Latin America, Asia, Australia and Africa, with more than half our sales generated outside the United States. Our largest international markets are Greater China, the United Kingdom, Canada, Japan and Germany and collectively comprise more than 20% of our net sales in fiscal 2023. As such, we are exposed to and impacted by global macroeconomic factors, geopolitical tensions, U.S. and foreign government policies and foreign exchange fluctuations. We are also exposed to market risks from operating in challenging environments including unstable economic, political and social conditions, civil unrest, natural disasters, debt and credit issues and currency controls or fluctuations. These risks can reduce our net sales or erode our operating margins and consequently reduce our net earnings and cash flows.

Changes in Costs. Our costs are subject to fluctuations, particularly due to changes in commodity and input material prices, transportation costs, other broader inflationary impacts and our own productivity efforts. We have significant exposures to certain commodities and input materials, in particular certain oil-derived materials like resins and paper-based materials like pulp. Volatility in the market price of these commodities and input materials has a direct impact on our costs. Disruptions in our manufacturing, supply and distribution operations due to energy shortages, natural disasters, labor or freight constraints have impacted our costs and could do so in the future. New or increased legal or regulatory requirements, along with initiatives to meet our sustainability goals, could also result in increased costs due to higher material costs and investments in facilities and equipment. We strive to implement, achieve and sustain cost improvement plans, including supply chain optimization and general overhead and workforce optimization. Increased pricing in response to certain inflationary or cost increases may also offset portions of the cost impacts; however, such price increases may impact product consumption. If we are unable to manage cost impacts through pricing actions and consistent productivity improvements, it may adversely impact our net sales, gross margin, operating margin, net earnings and cash flows.

Foreign Exchange. We have significant translation and transaction exposure to the fluctuation of exchange rates. Translation exposures relate to exchange rate impacts of measuring income statements of foreign subsidiaries that do not use the U.S. dollar as their functional currency. Transaction exposures relate to 1) the impact from input costs that are denominated in a currency other than the local reporting currency and 2) the revaluation of transaction-related working capital balances denominated in currencies other than the functional currency. In the past three years, weakening of certain foreign currencies versus the U.S. dollar has resulted in significant foreign exchange impacts leading to lower net sales, net earnings and cash flows. Certain countries that recently had and are currently experiencing significant exchange rate fluctuations include Argentina, Brazil, the United Kingdom, Japan, Russia and Turkey. These fluctuations have significantly impacted our historical net sales, net earnings and cash flows and could do so in the future. Increased pricing in response to certain fluctuations in foreign currency exchange rates may offset portions of the currency impacts but could also have a negative impact on the consumption of our products, which would negatively affect our net sales, gross margin, operating margin, net earnings and cash flows.

Government Policies. Our net sales, gross margin, operating margin, net earnings and cash flows could be affected by changes in U.S. or foreign government legislative, regulatory or enforcement policies. For example, our net earnings and cash flows could be affected by any future legislative or regulatory changes in U.S. or non-U.S. tax policy, including changes resulting from the current work being led by the OECD/G20 Inclusive Framework focused on "Addressing the Challenges of the Digitalization of the Economy." The breadth of the OECD project extends beyond pure digital businesses and, as proposed, is likely to impact most large multinational businesses by both redefining jurisdictional taxation rights and establishing a 15% global minimum tax. Our net sales, gross margin, operating margin, net earnings and cash flows may also be impacted by changes in U.S. and foreign government policies related to environmental and climate change matters. Additionally, we attempt to carefully manage our debt, currency and other exposures in certain countries with currency exchange, import authorization and pricing controls, such as Egypt, Argentina and Pakistan. Further, our net sales, gross margin, operating margin, net earnings and cash flows could be affected by changes to international trade agreements in North America and elsewhere. Changes in government policies in the above areas might cause an increase or decrease in our net sales, gross margin, operating margin, net earnings and cash flows.

Russia-Ukraine War. The war between Russia and Ukraine has negatively impacted our operations. Our Ukraine business includes two manufacturing sites and accounted for less than 1% of consolidated net sales and consolidated net earnings in the fiscal year ended June 30, 2023. Net assets of our Ukraine business accounted for less than 1% of consolidated net assets as of June 30, 2023. Our Russia business includes two manufacturing sites. Beginning in March 2022, the Company reduced its product portfolio, discontinued new capital investments and suspended media, advertising and promotional activity in Russia. The Russia business accounted for approximately 2% of consolidated net sales and consolidated net earnings in the fiscal year ended June 30, 2023. Net assets of our Russia business accounted for less than 2% of consolidated net assets as of June 30, 2023.

Future impacts to the Company are difficult to predict due to the high level of uncertainty related to the war's duration, evolution and ultimate resolution. Within Ukraine, there is a possibility of physical damage and destruction of our two manufacturing facilities. We may not be able to operate our manufacturing sites and source raw materials from our suppliers or ship finished products to our customers.

Within Russia, we may not be able to continue our reduced operations at current levels due to sanctions and counter-sanctions, monetary, currency or payment controls, legislative restrictions or policies, restrictions on access to financial institutions and supply and transportation challenges. Our suppliers, distributors and retail customers are also impacted by the war and their ability to successfully maintain their operations could also impact our operations or negatively impact the sales of our products.

More broadly, there could be additional negative impacts to our net sales, earnings and cash flows should the situation escalate beyond its current scope, including, among other potential impacts, economic recessions in certain neighboring countries or globally due to inflationary pressures and supply chain cost increases or the geographic proximity of the war relative to the rest of Europe.

For additional information on risk factors that could impact our business results, please refer to "Risk Factors" in Part I, Item 1A of this Form 10-K.

RESULTS OF OPERATIONS

The key metrics included in the discussion of our consolidated results of operations include net sales, gross margin, selling, general and administrative costs (SG&A), operating margin, other non-operating items, income taxes and net earnings. The primary factors driving year-over-year changes in net sales include overall market growth in the categories in which we compete, product initiatives, competitive activities (the level of initiatives, pricing and other activities by competitors), marketing spending, retail executions (both in-store and online) and acquisition and divestiture activity, all of which drive changes in our underlying unit volume, as well as our pricing actions (which can also impact volume), changes in product and geographic mix and foreign exchange impacts on sales outside the U.S.

For most of our categories, our cost of products sold and SG&A are variable in nature to some extent. Accordingly, our discussion of these operating costs focuses primarily on relative margins rather than the absolute year-over-year changes in total costs. The primary drivers of changes in gross margin are input costs (energy and other commodities), pricing impacts, geographic mix (for example, gross margins in North America are generally higher than the Company average for similar products), product mix (for example, the Beauty segment has higher gross margins than the Company average), foreign exchange rate fluctuations (in situations where certain input costs may be tied to a different functional currency than the underlying sales), the impacts of manufacturing savings projects and reinvestments (for example, product or package improvements) and, to a lesser extent, scale impacts (for costs that are fixed or less variable in nature). The primary components of SG&A are marketing-related costs and non-manufacturing overhead costs. Marketing-related costs are primarily variable in nature, although we may achieve some level of scale benefit over time due to overall growth and other marketing efficiencies. While overhead costs are variable to some extent, we generally experience more scale-related impacts for these costs due to our ability to leverage our organization and systems' infrastructures to support business growth. The main drivers of changes in SG&A as a percentage of net sales are overhead and marketing cost savings, reinvestments (for example, increased advertising), inflation, foreign exchange fluctuations and scale impacts.

For a detailed discussion of the fiscal 2022 year-over-year changes, please refer to the MD&A in Part II, Item 7 of the Company's Form 10-K for the fiscal year ended June 30, 2022.

Net Sales

Net sales increased 2% to $82.0 billion in fiscal 2023. The increase in net sales was driven by higher pricing of 9% and a favorable mix of 1%, partially offset by unfavorable foreign exchange of 5% and a 3% decrease in unit volume versus the prior year. Favorable mix was driven by a higher proportion of sales in North America (with higher than Company-average selling prices) and decline in Europe (with lower than Company-average selling prices). Excluding the impacts of foreign exchange and acquisitions and divestitures, organic sales grew 7%.

Net sales increased mid-single digits in Health Care, increased low single digits in Fabric & Home Care, Baby, Feminine & Family Care and Beauty and decreased low single digits in Grooming. On a regional basis, volume decreased double digits in Europe, mid-single digits in Greater China and low single digits in Asia Pacific, IMEA and North America. Volume increased low single digits in Latin America.

Operating Costs

Comparisons as a percentage of net sales; fiscal years ended June 30	2023	2022	Basis Point Change
Gross margin	47.9 %	47.4 %	50 bps
Selling, general and administrative expense	25.7 %	25.2 %	50 bps
Operating margin	22.1 %	22.2 %	(10) bps
Earnings before income taxes	22.4 %	22.4 %	0 bps
Net earnings	18.0 %	18.4 %	(40) bps
Net earnings attributable to Procter & Gamble	17.9 %	18.4 %	(50) bps

Gross margin increased 50 basis points to 47.9% of net sales. The increase in gross margin was due to:

- a 430 basis-point increase from higher pricing and
- a 150 basis-point increase from manufacturing productivity savings.

These increases were partially offset by

- 320 basis points of increased commodity and input material costs,
- a 110 basis-point decline from unfavorable mix due to the launch and growth of premium products (which have lower than Company-average gross margins) and the disproportionate decline of the super-premium SK-II brand,
- a 50 basis-point decline from unfavorable foreign exchange impacts,
- 30 basis points due to capacity start-up costs and other manufacturing impacts and
- 20 basis points of product and packaging investments.

Total SG&A increased 4% to $21.1 billion due primarily to an increase in overhead costs and other net operating costs. SG&A as a percentage of net sales increased 50 basis points to 25.7% due to an increase in overhead and other net operating costs as a percentage of net sales, partially offset by a decrease in marketing spending as a percentage of net sales.

- Marketing spending as a percentage of net sales decreased 40 basis points due to the positive scale impacts of the net sales increase and increased productivity savings, partially offset by increased media reinvestments.
- Overhead costs as a percentage of net sales increased 40 basis points due to wage inflation and other cost increases, partially offset by the positive scale impacts of the net sales increase and productivity savings.
- Other net operating expenses as a percentage of net sales increased 60 basis points due primarily to higher foreign exchange transactional charges.

Productivity-driven cost savings delivered 90 basis points of benefit to SG&A as a percentage of net sales.

Operating margin decreased 10 basis points to 22.1% as the increase in gross margin was more than fully offset by the increase in SG&A as a percentage of net sales as discussed above.

Non-Operating Items

- Interest expense was $756 million, an increase of $317 million versus the prior year due to higher interest rates and an increase in short-term debt in the current year.
- Interest income was $307 million, an increase of $256 million versus the prior year due to higher interest rates.
- Other non-operating income increased $98 million to $668 million due primarily to a prior year unrealized loss on equity investments and a current year gain on divestiture of minor brands.

Income Taxes

The effective tax rate increased 190 basis points versus the prior year period to 19.7% due to:

- a 100 basis-point increase from lower excess tax benefits of share-based compensation,
- a 50 basis-point increase from discrete impacts related to uncertain tax positions and
- a 40 basis-point increase primarily from lower current year deductions for foreign-derived intangible income versus prior year.

Net Earnings

Operating income increased $321 million, or 2%, to $18.1 billion due to the increase in net sales, partially offset by a modest decrease in operating margin, both of which are discussed above.

Earnings before income taxes increased $358 million, or 2%, to $18.4 billion due primarily to the increase in operating income. Net earnings declined modestly by $55 million to $14.7 billion due to the increase in earnings before income taxes, more than fully offset by the increase in the effective income tax rate discussed above. Foreign exchange impacts reduced net earnings by approximately $1.4 billion due to a weakening of certain currencies against the U.S. dollar. This impact includes both transactional charges and translational impacts from converting earnings from foreign subsidiaries to U.S. dollars.

Net earnings attributable to Procter & Gamble decreased $89 million, or 1%, to $14.7 billion.

Diluted EPS increased $0.09, or 2%, to $5.90 as the decrease in net earnings was more than fully offset by a reduction in shares outstanding.

SEGMENT RESULTS

Segment results reflect information on the same basis we use for internal management reporting and performance evaluation. The results of these reportable segments do not include certain non-business unit specific costs which are reported in our Corporate segment and are included as part of our Corporate segment discussion. Additionally, we apply blended statutory tax rates in the segments. Eliminations to adjust segment results to arrive at our consolidated effective tax rate are included in Corporate. See Note 2 to the Consolidated Financial Statements for additional information on items included in the Corporate segment.

	Net Sales Change Drivers 2023 vs. 2022 [1]						
	Volume with Acquisitions & Divestitures	Volume Excluding Acquisitions & Divestitures	Foreign Exchange	Price	Mix	Other [2]	Net Sales Growth
Beauty	(1)%	(2)%	(5)%	8 %	(1)%	1 %	2 %
Grooming	(3)%	(3)%	(7)%	9 %	(2)%	— %	(3)%
Health Care	(1)%	(1)%	(4)%	5 %	4 %	— %	4 %
Fabric & Home Care	(4)%	(4)%	(5)%	11 %	1 %	— %	3 %
Baby, Feminine & Family Care	(3)%	(3)%	(4)%	8 %	1 %	— %	2 %
TOTAL COMPANY	**(3)%**	**(3)%**	**(5)%**	**9 %**	**1 %**	**— %**	**2 %**

[1] Net sales percentage changes are approximations based on quantitative formulas that are consistently applied.

[2] Other includes the sales mix impact from acquisitions and divestitures and rounding impacts necessary to reconcile volume to net sales.

BEAUTY

($ millions)	2023	2022	Change vs. 2022
Volume	**N/A**	N/A	(1)%
Net sales	**$15,008**	$14,740	2%
Net earnings	**$3,178**	$3,160	1%
% of net sales	**21.2%**	21.4%	(20) bps

Beauty net sales increased 2% to $15.0 billion as the positive impacts of higher pricing of 8% and benefit from acquisitions of 1% were partially offset by unfavorable foreign exchange of 5%, unfavorable mix of 1% (due primarily to the decline of the super-premium SK-II brand, which has higher than segment-average selling prices) and a 1% decrease in unit volume.

Excluding the impact of acquisitions and divestitures and foreign exchange, organic sales increased 6%. Global market share of the Beauty segment increased 0.3 points.

- Hair Care net sales increased low single digits. Positive impacts of higher pricing (driven by all regions) and benefit from acquisitions were partially offset by the negative impacts of unfavorable foreign exchange and a decrease in unit volume. Mix had a neutral impact on net sales. The volume decrease was driven primarily by declines in Europe (due to portfolio reduction in Russia and increased pricing), Greater China (due to market contraction and pandemic-related disruptions) and Asia Pacific (due to increased pricing). Organic sales increased high single digits driven by 20% growth in Latin America and double-digit growth in Europe and North America, partially offset by a mid-single-digit decline in Greater China. Global market share of the hair care category decreased more than half a point.

- Skin and Personal Care net sales increased low single digits. Positive impacts of higher pricing (across all regions), a unit volume increase and a benefit from acquisitions were partially offset by the negative impacts from unfavorable mix (due primarily to the decline of the super-premium SK-II brand) and unfavorable foreign exchange. The volume increase was driven primarily by growth in North America, Latin America and Greater China (all due to innovation), partially offset by a decline in Asia Pacific (due to the decline of the super-premium SK-II brand in the travel retail channel). Organic sales increased mid-single digits as more than 20% increases in Latin America and Europe and a double-digit increase in North America were partially offset by a double-digit decrease in Asia Pacific. Global market share of the skin and personal care category increased nearly a point.

Net earnings increased 1% to $3.2 billion due to the increase in net sales, partially offset by a 20 basis-point decrease in net earnings margin. Net earnings margin decreased due to a reduction in gross margin, partially offset by a reduction in SG&A as a percentage of net sales. The gross margin reduction was driven by negative product mix (due to the decline of the super-premium SK-II brand), increased commodity costs and unfavorable foreign exchange, partially offset by increased pricing. SG&A as a percentage of net sales decreased primarily due to a decrease in marketing spending.

GROOMING

($ millions)	2023	2022	Change vs. 2022
Volume	N/A	N/A	(3)%
Net sales	$6,419	$6,587	(3)%
Net earnings	$1,461	$1,490	(2)%
% of net sales	22.8%	22.6%	20 bps

Grooming net sales decreased 3% to $6.4 billion driven by unfavorable foreign exchange of 7%, a 3% decrease in unit volume and unfavorable mix of 2% (due to decline of appliances, which have higher than segment-average selling prices), partially offset by higher pricing of 9% (driven by all regions). The volume decrease was primarily driven by decreases in Europe (due to portfolio reduction in Russia and increased pricing) and North America (due to market contraction and increased pricing). Excluding the impact of acquisitions and divestitures and foreign exchange, organic sales increased 5% driven by growth in all regions led by a more than 20% growth in Latin America and a double-digit growth in Asia Pacific. Global market share of the Grooming segment increased 1 point.

Net earnings decreased 2% to $1.5 billion due to the decrease in net sales, partially offset by a 20 basis-point increase in net earnings margin. Net earnings margin increased as a decrease in gross margin was more than fully offset by a decrease in SG&A as a percentage of net sales. The gross margin decrease was driven by unfavorable product mix (due to a disproportionate decline of higher gross margin appliances such as premium shavers), commodity cost increases and unfavorable foreign exchange, partially offset by higher pricing and productivity savings. SG&A as a percentage of net sales decreased due primarily to a decrease in marketing spending.

HEALTH CARE

($ millions)	2023	2022	Change vs. 2022
Volume	N/A	N/A	(1)%
Net sales	$11,226	$10,824	4%
Net earnings	$2,125	$2,006	6%
% of net sales	18.9%	18.5%	40 bps

Health Care net sales increased 4% to $11.2 billion driven by higher pricing of 5% and favorable mix of 4% (due to growth in North America and the Personal Health Care category, both of which have higher than segment-average selling prices), partially offset by unfavorable foreign exchange of 4% and a 1% decrease in unit volume. Excluding the impact of foreign exchange and acquisitions and divestitures, organic sales increased 8%. Global market share of the Health Care segment decreased 0.2 points.

- Oral Care net sales decreased low single digits. Negative impacts of unfavorable foreign exchange and a unit volume decrease were partially offset by increased pricing (driven primarily by North America and Europe) and favorable premium product mix. Volume decline was primarily driven by Europe (due to portfolio reduction in Russia and increased pricing), North America (due to increased pricing) and Greater China (due to market contraction, especially in the power brush market). Organic sales increased low single digits driven by a more than 20% growth in Latin America and a low single-digit growth in North America. Global market share of the oral care category was unchanged.

- Personal Health Care net sales increased double digits. Positive impacts of favorable mix (due to the disproportionate growth of North America and respiratory products, both of which have higher than category-average selling prices), higher pricing (driven primarily by North America, Europe and Latin America) and a unit volume increase were partially offset by unfavorable foreign exchange. Volume increase was primarily driven by growth in North America (due to innovation and a stronger respiratory season) and Latin America, partially offset by a decline in IMEA (versus a prior year impacted by pandemic-related consumption increases in certain markets). Organic sales increased mid-teens driven by a high teens increase in North America, a mid-teens increase in Europe and a low teens increase in Latin America. Global market share of the personal health care category was unchanged.

Net earnings increased 6% to $2.1 billion due to the increase in net sales and a 40 basis-point increase in net earnings margin. Net earnings margin increased as a decrease in gross margin was more than fully offset by a decrease in SG&A as a percentage of net sales. The decrease in gross margin was driven by unfavorable product mix (due to the growth of products such as manual brushes, which have lower gross margins) and increased commodity and input material costs, partially offset by increased pricing. SG&A as a percentage of net sales decreased due to the positive scale impacts of the net sales increase and lower marketing spending, partially offset by increased overhead spending.

FABRIC & HOME CARE

($ millions)	2023	2022	Change vs. 2022
Volume	N/A	N/A	(4)%
Net sales	$28,371	$27,556	3%
Net earnings	$4,828	$4,386	10%
% of net sales	17.0%	15.9%	110 bps

Fabric & Home Care net sales increased 3% to $28.4 billion driven by higher pricing of 11% and favorable mix of 1% (due to a disproportionate volume decline in Europe, which has lower than segment-average selling prices), partially offset by unfavorable foreign exchange of 5% and a 4% decrease in unit volume. Excluding the impact of foreign exchange and acquisitions and divestitures, organic sales increased 8%. Global market share of the Fabric & Home Care segment was unchanged.

- Fabric Care net sales increased low single digits. Positive impacts of higher pricing (driven by all regions) and favorable geographic mix (due to decline in Europe, which has lower than category-average selling prices) were partially offset by unfavorable foreign exchange and a decrease in unit volume. The volume decrease was primarily driven by declines in Europe (due to increased pricing and portfolio reduction in Russia), North America (due to increased pricing and market contraction) and Greater China (due to portfolio reductions and market contraction). Organic sales increased high single digits driven by more than 20% increases in Latin America and IMEA, high single-digit increases in Asia Pacific and Europe and a low single-digit increase in North America. Global market share of the fabric care category decreased nearly a point.

- Home Care net sales increased mid-single digits. Positive impacts of higher pricing (driven primarily by Europe and North America) and favorable product mix were partially offset by unfavorable foreign exchange and a decrease in unit volume. The volume decrease was driven by declines in Europe (due to market contraction and increased pricing) and North America (due to market contraction). Organic sales increased high single digits driven by a mid-teens growth in Europe and a high single-digit growth in North America. Global market share of the home care category increased more than a point.

Net earnings increased 10% to $4.8 billion due to the increase in net sales and a 110 basis-point increase in net earnings margin. Net earnings margin increased due to an increase in gross margin, partially offset by an increase in SG&A as a percentage of net sales. The gross margin increase was driven by increased pricing, partially offset by an increase in commodity and input material costs, unfavorable foreign exchange and unfavorable product mix. SG&A as a percentage of net sales increased due to an increase in media spending, partially offset by the positive scale effects of the net sales increase.

BABY, FEMININE & FAMILY CARE

($ millions)	2023	2022	Change vs. 2022
Volume	N/A	N/A	(3)%
Net sales	$20,217	$19,736	2%
Net earnings	$3,545	$3,266	9%
% of net sales	17.5%	16.5%	100 bps

Baby, Feminine & Family Care net sales increased 2% to $20.2 billion as the positive impacts of higher pricing of 8% and favorable mix of 1% (due to a higher proportion of sales in North America, which has higher than segment-average selling prices) were partially offset by unfavorable foreign exchange of 4% and a 3% decrease in unit volume. Excluding the impact of foreign exchange and acquisitions and divestitures, organic sales increased 6%. Global market share of the Baby, Feminine & Family Care segment was unchanged.

- Baby Care net sales decreased low single digits. Negative impacts of a decrease in unit volume and unfavorable foreign exchange were partially offset by higher pricing (across all regions) and favorable product and geographic mix (due to a higher proportion of sales in North America). The volume decrease was driven primarily by declines in Europe (due to increased pricing and portfolio reduction in Russia), North America (due to increased pricing) and Greater China. Organic sales increased mid-single digits driven by a more than 30% growth in Latin America, high single-digit growth in IMEA and mid-single-digit growth in North America and Europe, partially offset by a double-digit decline in Greater China. Global market share of the baby care category was unchanged.

- Feminine Care net sales increased mid-single digits. Positive impacts of higher pricing (driven by all regions) and favorable product and geographic mix (due to a decline in Europe, which has lower than category-average selling prices) were partially offset by unfavorable foreign exchange and a decrease in unit volume. The volume decrease was driven primarily by declines in Europe (due to portfolio reduction in Russia and increased pricing) and IMEA (due to increased pricing). Organic sales increased double digits driven by growth in all regions led by a mid-teens increase in Europe and a double-digit increase in North America. Market share of the feminine care category increased nearly half a point.

- Net sales in Family Care, which is predominantly a North American business, increased low single digits driven by higher pricing. Unit volume had a neutral impact on net sales. Organic sales increased mid-single digits. North America's share of the family care category decreased nearly half a point.

Net earnings increased 9% to $3.5 billion due to the increase in net sales and a 100 basis-point increase in net earnings margin. Net earnings margin increased primarily due to an increase in gross margin and a modest decrease in SG&A as a percentage of net sales. Gross margin increased due to increased pricing, partially offset by an increase in commodity and input material costs. SG&A as a percentage of net sales decreased due to the positive scale effects of the net sales increase partially offset by an increase in other operating expense.

CORPORATE

($ millions)	2023	2022	Change vs. 2022
Net sales	$765	$744	3%
Net earnings/(loss)	$(399)	$485	N/A

Corporate includes certain operating and non-operating activities not allocated to specific business segments. These include but are not limited to incidental businesses managed at the corporate level, gains and losses related to certain divested brands or businesses, impacts from various financing and investing activities, impacts related to employee benefits, asset impairments and restructuring activities including manufacturing and workforce optimization. Corporate also includes reconciling items to adjust the accounting policies used within the reportable segments to U.S. GAAP. The most notable ongoing reconciling item is income taxes, which adjusts the blended statutory rates that are reflected in the reportable segments to the overall Company effective tax rate.

Corporate net sales increased 3% to $765 million due to an increase in net sales of the incidental businesses managed at the corporate level. Corporate net earnings decreased $884 million to a loss of $399 million primarily due to higher interest expense, lower excess tax benefits of share-based compensation and higher foreign exchange transactional charges, partially offset by the increase in net sales of the incidental businesses and higher interest income.

Restructuring Program to Deliver Productivity and Cost Savings

The Company has historically had an ongoing restructuring program with annual spending in the range of $250 to $500 million. Savings generated from the Company's restructuring program are difficult to estimate, given the nature of the activities, the timing of the execution and the degree of reinvestment. In fiscal 2023, the Company incurred before tax restructuring costs within the range of our historical annual ongoing level of $250 to $500 million.

Restructuring accruals of $174 million as of June 30, 2023, are classified as current liabilities. Approximately 87% of the restructuring charges incurred in fiscal 2023 either have been or will be settled with cash. Consistent with our policies for ongoing restructuring-type activities, the resulting charges are funded by and included within Corporate for segment reporting.

In addition to our restructuring programs, we have additional ongoing savings efforts in our supply chain, marketing and overhead areas that yield additional benefits to our operating margins.

CASH FLOW, FINANCIAL CONDITION AND LIQUIDITY

We believe our financial condition continues to be of high quality, as evidenced by our ability to generate substantial cash from operations and to readily access capital markets at competitive rates.

Operating cash flow provides the primary source of cash to fund operating needs and capital expenditures. Excess operating cash is used first to fund shareholder dividends. Other discretionary uses include share repurchases and acquisitions to complement our portfolio of businesses, brands and geographies. As necessary, we may supplement operating cash flow with debt to fund these activities. The overall cash position of the Company reflects our strong business results and a global cash management strategy that takes into account liquidity management, economic factors and tax considerations.

Cash Flow Analysis

($ millions)	2023	2022
Net cash provided by operating activities	$ 16,848	$ 16,723
Net cash used in investing activities	(3,500)	(4,424)
Net cash used in financing activities	(12,146)	(14,876)
Adjusted Free Cash Flow	14,011	13,792
Adjusted Free Cash Flow Productivity	95 %	93 %

Operating Cash Flow

Operating cash flow was $16.8 billion in 2023, a 1% increase versus the prior year. Net earnings, adjusted for non-cash items (depreciation and amortization, share-based compensation, deferred income taxes and gain on sale of assets) generated approximately $17.5 billion of operating cash flow. Working capital and other impacts used $656 million of operating cash flow as summarized below.

- An increase in Accounts receivable used $307 million of cash primarily due to sales growth. The number of days sales outstanding increased approximately 1 day versus prior year.

- Higher inventory used $119 million of cash due to increased safety stock levels to strengthen supply chain sufficiency. Inventory days on hand was flat versus year ago.

- Accounts payable and Accrued and other liabilities provided $313 million of cash, primarily driven by increases in taxes payable and accrued compensation expense, partially offset by a reduction in trade payables. The reduction in trade payables was due to lower supply chain payables from a decrease in commodity and transportation costs, partially offset by the impact of extended payment terms with suppliers (see *Extended Payment Terms and Supply Chain Financing* below). Days payable outstanding decreased approximately 3 days versus prior year.

- Other net operating assets and liabilities used $543 million of cash primarily driven by pension-related contributions.

Adjusted Free Cash Flow. We view adjusted free cash flow as an important non-GAAP measure because it is a factor impacting the amount of cash available for dividends, share repurchases, acquisitions and other discretionary investments. It is defined as operating cash flow less capital expenditures and excluding payments for the transitional tax resulting from the U.S. Tax Act. Adjusted free cash flow is one of the measures used to evaluate senior management and determine their at-risk compensation.

Adjusted free cash flow was $14.0 billion in 2023, an increase of 2% versus the prior year. The increase was primarily driven by the increase in operating cash flows as discussed above. Adjusted free cash flow productivity, defined as the ratio of adjusted free cash flow to net earnings, was 95% in 2023.

Extended Payment Terms and Supply Chain Financing. Beginning in fiscal 2014, in response to evolving market practices, the Company began a program to negotiate extended payment terms with its suppliers. At the same time, the Company initiated a Supply Chain Finance program (the "SCF") with a number of global financial institutions (the "SCF Banks"). Under the SCF, qualifying suppliers may elect to sell their receivables from the Company to an SCF Bank. These participating suppliers negotiate their receivables sales arrangements directly with the respective SCF Bank. While the Company is not party to those agreements, the SCF Banks allow the participating suppliers to utilize the Company's creditworthiness in establishing credit spreads and associated costs. This generally provides the suppliers with more favorable terms than they would be able to secure on their own. The Company has no economic interest in a supplier's decision to sell a receivable. Once a qualifying supplier elects to participate in the SCF and reaches an agreement with an SCF Bank, they elect which individual Company invoices they sell to the SCF bank. However, all the Company's payments to participating suppliers are paid to the SCF Bank on the invoice due date, regardless of whether the individual invoice is sold by the supplier to the SCF Bank. The SCF Bank pays the supplier on the invoice due date for any invoices that were not previously sold to the SCF Bank under the SCF.

The terms of the Company's payment obligation are not impacted by a supplier's participation in the SCF. Our payment terms with our suppliers for similar services and materials within individual markets are consistent between suppliers that elect to participate in the SCF and those that do not participate. Accordingly, our average days outstanding are not significantly impacted by the portion of suppliers or related input costs that are included in the SCF. In addition, the SCF is available to both material suppliers, where the underlying costs are largely included in Cost of goods sold, and to service suppliers, where the underlying costs are largely included in SG&A. As of June 30, 2023, approximately 3% of our global suppliers have elected to participate in the SCF. Payments to those suppliers during fiscal year 2023 were approximately $18 billion, which equals approximately 29% of our total Cost of goods sold and SG&A for the year. For participating suppliers, we believe substantially all of their receivables with the Company are sold to the SCF Banks. Accordingly, we would expect that at each balance sheet date, a similar proportion of amounts originally due to suppliers would instead be payable to SCF Banks. All outstanding amounts related to suppliers participating in the SCF are recorded within Accounts payable in our Consolidated Balance Sheets, and the associated payments are included in operating activities within our Consolidated Statements of Cash Flows. As of June 30, 2023 and 2022, the amounts due to suppliers participating in the SCF and included in Accounts payable were approximately $6 billion.

Although difficult to project due to market and other dynamics, we anticipate incremental cash flow benefits from the extended payment terms with suppliers could increase at a slower rate in fiscal 2024. Future changes in our suppliers' financing policies or economic developments, such as changes in interest rates, general market liquidity or the Company's credit-worthiness relative to participating suppliers, could impact suppliers' participation in the SCF and/or our ability to negotiate extended payment terms with our suppliers. However, any such impacts are difficult to predict.

Investing Cash Flow

Net investing activities used $3.5 billion of cash in 2023, primarily due to capital spending and acquisitions.

Capital Spending. Capital expenditures, primarily to support capacity expansion, innovation and cost efficiencies, were $3.1 billion in 2023. Capital spending as a percentage of net sales decreased 20 basis points to 3.7% in 2023.

Acquisitions. Acquisition activity used cash of $765 million in 2023, primarily related to a Beauty acquisition.

Financing Cash Flow

Net financing activities consumed $12.1 billion of cash in 2023, mainly due to dividends to shareholders and treasury stock purchases, partially offset by a net debt increase and the impact of stock options and other.

Dividend Payments. Our first discretionary use of cash is dividend payments. Dividends per common share increased 4% to $3.6806 per share in 2023. Total dividend payments to common and preferred shareholders were $9.0 billion in 2023. In April 2023, the Board of Directors declared a 3% increase in our quarterly dividend from $0.9133 to $0.9407 per share on Common Stock and Series A and B Employee Stock Ownership Plan (ESOP) Convertible Class A Preferred Stock. This is the 67th consecutive year that our dividend has increased. We have paid a dividend for 133 consecutive years, every year since our incorporation in 1890.

Long-Term and Short-Term Debt. We maintain debt levels we consider appropriate after evaluating a number of factors, including cash flow expectations, cash requirements for ongoing operations, investment and financing plans (including acquisitions and share repurchase activities) and the overall cost of capital. Total debt was $34.6 billion as of June 30, 2023. We generated $2.9 billion from net debt issuances in short-term debt and long-term debt markets.

Treasury Purchases. Total share repurchases were $7.4 billion in 2023.

Impact of Stock Options and Other. The exercise of stock options and other financing activities generated $1.3 billion of cash in 2023.

Liquidity

At June 30, 2023, our current liabilities exceeded current assets by $13.1 billion, largely due to short-term borrowings under our commercial paper program. We anticipate being able to support our short-term liquidity and operating needs largely through cash generated from operations. The Company regularly assesses its cash needs and the available sources to fund these needs. As of June 30, 2023, the Company had $5.1 billion of cash and cash equivalents related to foreign subsidiaries, primarily in various European and Asian countries. We did not have material cash and cash equivalents related to any country subject to exchange controls that significantly restrict our ability to access or repatriate the funds. Under current law, we do not expect restrictions or taxes on repatriation of cash held outside of the U.S. to have a material effect on our overall liquidity, financial condition or the results of operations for the foreseeable future.

We utilize short- and long-term debt to fund discretionary items, such as acquisitions and share repurchases. We have strong short- and long-term debt ratings, which have enabled and should continue to enable us to refinance our debt as it becomes due at favorable rates in commercial paper and bond markets. In addition, we have agreements with a diverse group of financial institutions that, if needed, should provide sufficient funding to meet short-term financing requirements.

On June 30, 2023, our short-term credit ratings were P-1 (Moody's) and A-1+ (Standard & Poor's), while our long-term credit ratings were Aa3 (Moody's) and AA- (Standard & Poor's), all with a stable outlook.

We maintain bank credit facilities to support our ongoing commercial paper program. The current facility is an $8.0 billion facility split between a $3.2 billion five-year facility and a $4.8 billion 364-day facility, which expire in November 2027 and

November 2023, respectively. Both facilities can be extended for certain periods of time as specified in the terms of the credit agreement. These facilities are currently undrawn and we anticipate that they will remain undrawn. These credit facilities do not have cross-default or ratings triggers, nor do they have material adverse events clauses, except at the time of signing. In addition to these credit facilities, we have an automatically effective registration statement on Form S-3 filed with the SEC that is available for registered offerings of short- or long-term debt securities. For additional details on debt, see Note 10 to the Consolidated Financial Statements.

Guarantees and Other Off-Balance Sheet Arrangements

We do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, which we believe could have a material impact on our financial condition or liquidity.

Contractual Commitments

The following table provides information on the amount and payable date of our contractual commitments as of June 30, 2023.

($ millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
RECORDED LIABILITIES					
Total debt	$ 35,248	$ 10,316	$ 5,328	$ 5,899	$ 13,705
Leases	911	222	322	171	196
U.S. Tax Act transitional charge [1]	1,575	421	1,154	—	—
OTHER					
Interest payments relating to long-term debt	5,727	713	1,245	946	2,823
Minimum pension funding [2]	591	192	399	—	—
Purchase obligations [3]	2,989	1,169	976	482	362
TOTAL CONTRACTUAL COMMITMENTS	$ 47,041	$ 13,033	$ 9,424	$ 7,498	$ 17,086

[1] Represents the U.S. federal tax liability associated with the repatriation provisions of the U.S. Tax Act.

[2] Represents future pension payments to comply with local funding requirements. These future pension payments assume the Company continues to meet its future statutory funding requirements. Considering the current economic environment in which the Company operates, the Company believes its cash flows are adequate to meet the future statutory funding requirements. The projected payments beyond fiscal year 2026 are not currently determinable.

[3] Primarily reflects future contractual payments under various take-or-pay arrangements entered into as part of the normal course of business. Commitments made under take-or-pay obligations represent minimum commitments with suppliers and are in line with expected usage. This includes service contracts for information technology, human resources management and facilities management activities that have been outsourced. While the amounts listed represent contractual obligations, we do not believe it is likely that the full contractual amount would be paid if the underlying contracts were canceled prior to maturity. In such cases, we generally are able to negotiate new contracts or cancellation penalties, resulting in a reduced payment. The amounts do not include other contractual purchase obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such purchase obligations will adversely affect our liquidity position.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our financial statements in accordance with U.S. GAAP, there are certain accounting policies that may require a choice between acceptable accounting methods or may require substantial judgment or estimation in their application. These include revenue recognition, income taxes, certain employee benefits and goodwill and intangible assets. We believe these accounting policies, and others set forth in Note 1 to the Consolidated Financial Statements, should be reviewed as they are integral to understanding the results of operations and financial condition of the Company.

The Company has discussed the selection of critical accounting policies and the effect of estimates with the Audit Committee of the Company's Board of Directors.

Revenue Recognition

Our revenue is primarily generated from the sale of finished product to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer, which can be on the date of shipment or the date of receipt by the customer. Trade promotions, consisting primarily of customer pricing allowances, in-store merchandising funds, advertising and other promotional activities and consumer coupons, are offered through various programs to customers and consumers. Sales are recorded net of trade promotion spending, which is recognized as incurred at the time of the sale. Amounts accrued for trade promotions at the end of a period require estimation, based on contractual terms, sales volumes and historical utilization and redemption rates. The actual amounts paid may be different from such estimates. These differences, which have historically not been significant, are recognized as a change in management estimate in a subsequent period.

Income Taxes

Our annual tax rate is determined based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Also inherent in determining our annual tax rate are judgements and assumptions regarding the recoverability of certain deferred tax balances, primarily net operating loss and other carryforwards, and our ability to uphold certain tax positions.

Realization of net operating losses and other carryforwards is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carryforward periods, which involves business plans, planning opportunities and expectations about future outcomes. Although realization is not assured, management believes it is more likely than not that our deferred tax assets, net of valuation allowances, will be realized.

We operate in multiple jurisdictions with complex tax policy and regulatory environments. In certain of these jurisdictions, we may take tax positions that management believes are supportable but are potentially subject to successful challenge by the applicable taxing authority. These interpretational differences with the respective governmental taxing authorities can be impacted by the local economic and fiscal environment.

A core operating principle is that our tax structure is based on our business operating model, such that profits are earned in line with the business substance and functions of the various legal entities in the jurisdictions where those functions are performed. However, because of the complexity of transfer pricing concepts, we may have income tax uncertainty related to the determination of intercompany transfer prices for our various cross-border transactions. We have obtained and continue to prioritize the strategy of seeking advance rulings with tax authorities to reduce this uncertainty. We estimate that our current portfolio of advance rulings reduces this uncertainty with respect to over 70% of our global earnings. We evaluate our tax positions and establish liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties considering changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly. We have several audits in process in various jurisdictions. Although the resolution of these tax positions is uncertain, based on currently available information, we believe that the ultimate outcomes will not have a material adverse effect on our financial position, results of operations or cash flows.

Because there are several estimates and assumptions inherent in calculating the various components of our tax provision, certain future events such as changes in tax legislation, geographic mix of earnings, completion of tax audits or earnings repatriation plans could have an impact on those estimates and our effective tax rate. See Note 5 to the Consolidated Financial Statements for additional details on the Company's income taxes.

Employee Benefits

We sponsor various postretirement benefits throughout the world. These include pension plans, both defined contribution plans and defined benefit plans, and other postretirement benefit (OPRB) plans consisting primarily of health care and life insurance for retirees. For accounting purposes, the defined benefit pension and OPRB plans require assumptions to estimate the net projected and accumulated benefit obligations, including the following variables: discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality; expected return on assets; and health care cost trend rates. These and other assumptions affect the annual expense and net obligations recognized for the underlying plans. Our assumptions reflect our historical experiences and management's best judgment regarding future expectations. As permitted by U.S. GAAP, the net amount by which actual results differ from our assumptions is deferred. If this net deferred amount exceeds 10% of the greater of plan assets or liabilities, a portion of the deferred amount is included in expense for the following year. The cost or benefit of plan changes, such as increasing or decreasing benefits for prior employee service (prior service cost), is deferred and included in expense on a straight-line basis over the average remaining service period of the employees expected to receive benefits.

The expected return on plan assets assumption impacts our defined benefit expense since many of our defined benefit pension plans and our primary OPRB plan are partially funded. The process for setting the expected rates of return is described in Note 8 to the Consolidated Financial Statements. For 2023, the average return on assets assumptions for pension plan assets and OPRB assets was 5.9% and 8.4%, respectively. A change in the rate of return of 100 basis points for both pension and OPRB assets would impact annual after-tax benefit/expense by approximately $135 million.

Since pension and OPRB liabilities are measured on a discounted basis, the discount rate impacts our plan obligations and expenses. Discount rates used for our U.S. defined benefit pension and OPRB plans are based on a yield curve constructed from a portfolio of high-quality bonds for which the timing and amount of cash outflows approximate the estimated payouts of the plan. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better. The average discount rate on the defined benefit pension plans of 4.2% represents a weighted average of local rates in countries where such plans exist. A 100 basis-point change in the discount rate would impact annual after-tax benefit expense by approximately $130 million. The average discount rate on the OPRB plan of 5.6% reflects the higher interest rates generally applicable in the U.S., which is where most of the plan participants receive benefits. A 100 basis-point change in the discount rate would impact annual after-tax OPRB expense by approximately $30 million. See Note 8 to the Consolidated Financial Statements for additional details on our defined benefit pension and OPRB plans.

Goodwill and Intangible Assets

Significant judgment is required to estimate the fair value of our goodwill reporting units and intangible assets. Accordingly, we typically obtain the assistance of third-party valuation specialists for significant goodwill reporting units and intangible assets. Determining the useful life of an intangible asset also requires judgment. Certain brand intangible assets are expected to have indefinite lives based on their history and our plans to continue to support and build the acquired brands. Other acquired intangible assets (e.g., certain brands, customer relationships, patents and technologies) are expected to have determinable useful lives. Our assessment as to brands that have an indefinite life and those that have a determinable life is based on a number of factors including competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment of the countries in which the brands are sold. Determinable-lived intangible assets are amortized to expense over their estimated lives. An impairment assessment for determinable-lived intangibles is only required when an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable.

Goodwill and indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. We use the income method to estimate the fair value of these assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. If the resulting fair value is less than the asset's carrying value, that difference represents an impairment. Our annual impairment testing for goodwill and indefinite-lived intangible assets occurs during the three months ended December 31.

Most of our goodwill reporting units have fair value cushions that significantly exceed their underlying carrying values. In connection with the Grooming operating segment integration as described further in Note 2, we concluded that the Shave Care and Appliances categories now operate as one reporting unit for goodwill impairment testing. Based on our annual impairment testing during the three months ended December 31, 2022, our Grooming reporting unit goodwill has a fair value cushion of over 30%. As of June 30, 2023, the carrying value of the Grooming reporting unit goodwill was $12.7 billion.

Most of our indefinite-lived intangible assets have fair value cushions that significantly exceed their underlying carrying value. Based on our annual impairment testing during the three months ended December 31, 2022, the Gillette indefinite-lived intangible asset's fair value exceeded its carrying value by approximately 5%. As of June 30, 2023, the carrying value of the Gillette indefinite-lived intangible asset was $14.1 billion. While we have concluded that no triggering event has occurred during the fiscal year ended June 30, 2023, the Gillette indefinite-lived intangible asset is most susceptible to future impairment risk. Adverse changes in the business or in the macroeconomic environment, including foreign currency devaluation, increasing global inflation, market contraction from an economic recession and the Russia-Ukraine War, could reduce the underlying cash flows used to estimate the fair value of the Gillette indefinite-lived intangible asset and trigger a future impairment charge. Further reduction of the Gillette business activities in Russia could reduce the estimated fair value by up to 5%.

The most significant assumptions utilized in the determination of the estimated fair value of the Gillette indefinite-lived intangible asset are the net sales growth rates (including residual growth rates), discount rate and royalty rates.

Net sales growth rates could be negatively impacted by reductions or changes in demand for our Gillette products, which may be caused by, among other things: changes in the use and frequency of grooming products, shifts in demand away from one or more of our higher priced products to lower priced products or potential supply chain constraints. In addition, relative global and country/regional macroeconomic factors, including the Russia-Ukraine War, could result in additional and prolonged devaluation of other countries' currencies relative to the U.S. dollar. The residual growth rates represent the expected rate at which the Gillette brand is expected to grow beyond the shorter-term business planning period. The residual growth rates utilized in our fair value estimates are consistent with the brand operating plans and approximates expected long-term category market growth rates. The residual growth rates depend on overall market growth rates, the competitive environment, inflation, relative currency exchange rates and business activities that impact market share. As a result, the residual growth rates could be adversely impacted by a sustained deceleration in category growth, grooming habit changes, devaluation of currencies against the U.S. dollar or an increased competitive environment.

The discount rate, which is consistent with a weighted average cost of capital that is likely to be expected by a market participant, is based upon industry required rates of return, including consideration of both debt and equity components of the capital structure. Our discount rate may be impacted by adverse changes in the macroeconomic environment, volatility in the equity and debt markets or other country specific factors, such as further devaluation of currencies against the U.S. dollar. Spot rates as of the fair value measurement date are utilized in our fair value estimates for cash flows outside the U.S.

The royalty rates are driven by historical and estimated future profitability of the underlying Gillette business. The royalty rate may be impacted by significant adverse changes in long-term operating margins.

We performed a sensitivity analysis for the Gillette indefinite-lived intangible asset as part of our annual impairment testing during the three months ended December 31, 2022, utilizing reasonably possible changes in the assumptions for the discount rate, the short-term and residual growth rates and the royalty rates to demonstrate the potential impacts to the estimated fair values. The table below provides, in isolation, the estimated fair value impacts related to a 25 basis-point increase in the discount rate, a 25 basis-point decrease in our shorter-term and residual growth rates, or a 50 basis-point decrease in our royalty rates, which may result in an impairment of the Gillette indefinite-lived intangible asset.

	Approximate Percent Change in Estimated Fair Value		
	+25 bps Discount Rate	-25 bps Growth Rate	-50 bps Royalty Rate
Gillette indefinite-lived intangible asset	(6)%	(6)%	(4)%

See Note 4 to the Consolidated Financial Statements for additional discussion on goodwill and intangible assets.

New Accounting Pronouncements

Refer to Note 1 to the Consolidated Financial Statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of June 30, 2023.

OTHER INFORMATION

Hedging and Derivative Financial Instruments

As a multinational company with diverse product offerings, we are exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. We evaluate exposures on a centralized basis to take advantage of natural exposure correlation and netting. We leverage the Company's diversified portfolio of exposures as a natural hedge and prioritize operational hedging activities over financial market instruments. To the extent we choose to further manage volatility within our financing operations, as discussed below, we enter into various financial transactions which we account for using the applicable accounting guidance for derivative instruments and hedging activities. These financial transactions are governed by our policies covering acceptable counterparty exposure, instrument types and other hedging practices. See Note 9 to the Consolidated Financial Statements for a discussion of our accounting policies for derivative instruments.

Derivative positions are monitored using techniques including market valuation, sensitivity analysis and value-at-risk modeling. The tests for interest rate, currency rate and commodity derivative positions discussed below are based on the RiskManager™ value-at-risk model using a one-year horizon and a 95% confidence level. The model incorporates the impact of correlation (the degree to which exposures move together over time) and diversification (from holding multiple currency, commodity and interest rate instruments) and assumes that financial returns are normally distributed. Estimates of volatility and correlations of market factors are drawn from the RiskMetrics™ dataset as of June 30, 2023. In cases where data is unavailable in RiskMetrics™, a reasonable proxy is included.

Our market risk exposures relative to interest rates, currency rates and commodity prices, as discussed below, have not changed materially versus the previous reporting period. In addition, we are not aware of any facts or circumstances that would significantly impact such exposures in the near term.

Interest Rate Exposure on Financial Instruments. Interest rate swaps are used to manage exposures to interest rates on underlying debt obligations. Certain interest rate swaps denominated in foreign currencies are designated to hedge exposures to currency exchange rate movements on our investments in foreign operations. These currency interest rate swaps are designated as hedges of the Company's foreign net investments.

Based on our interest rate exposure as of and during the fiscal year ended June 30, 2023, including derivative and other instruments sensitive to interest rates, we believe a near-term change in interest rates, at a 95% confidence level based on historical interest rate movements, would not materially affect our financial statements.

Currency Rate Exposure on Financial Instruments. Because we manufacture and sell products and finance operations in a number of countries throughout the world, we are exposed to the impact on revenue and expenses of movements in currency exchange rates. Corporate policy prescribes the range of allowable hedging activity. To manage the exchange rate risk associated with the financing of our operations, we primarily use forward contracts and currency swaps with maturities of less than 18 months.

Based on our currency rate exposure on derivative and other instruments as of and during the fiscal year ended June 30, 2023, we believe, at a 95% confidence level based on historical currency rate movements, the impact on such instruments of a near-term change in currency rates would not materially affect our financial statements.

Commodity Price Exposure on Financial Instruments. We use raw materials that are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. We may use futures, options and swap contracts to manage the volatility related to the above exposures. During the fiscal years ended June 30, 2023 and 2022, we did not have any financial commodity hedging activity.

Measures Not Defined By U.S. GAAP

In accordance with the SEC's Regulation S-K Item 10(e), the following provides definitions of the non-GAAP measures and the reconciliation to the most closely related GAAP measure. We believe that these measures provide useful perspective on underlying business trends (i.e., trends excluding non-recurring or unusual items) and results and provide a supplemental measure of year-on-year results. The non-GAAP measures described below are used by management in making operating decisions, allocating financial resources and for business strategy purposes. These measures may be useful to investors, as they provide supplemental information about business performance and provide investors a view of our business results through the eyes of management. These measures are also used to evaluate senior management and are a factor in determining their at-risk compensation. These non-GAAP measures are not intended to be considered by the user in place of the related GAAP measures but rather as supplemental information to our business results. These non-GAAP measures may not be the same as similar measures used by other companies due to possible differences in method and in the items or events being adjusted. These measures include:

Organic Sales Growth. Organic sales growth is a non-GAAP measure of sales growth excluding the impacts of acquisitions, divestitures and foreign exchange from year-over-year comparisons. We believe this measure provides investors with a supplemental understanding of underlying sales trends by providing sales growth on a consistent basis. This measure is used in assessing the achievement of management goals for at-risk compensation.

The following tables provide a numerical reconciliation of organic sales growth to reported net sales growth:

Fiscal year ended June 30, 2023	Net Sales Growth	Foreign Exchange Impact	Acquisition & Divestiture Impact/Other [1]	Organic Sales Growth
Beauty	2 %	5 %	(1) %	6 %
Grooming	(3) %	7 %	1 %	5 %
Health Care	4 %	4 %	— %	8 %
Fabric & Home Care	3 %	5 %	— %	8 %
Baby, Feminine & Family Care	2 %	4 %	— %	6 %
TOTAL COMPANY	**2 %**	**5 %**	**— %**	**7 %**

[1]   Acquisition & Divestiture Impact/Other includes the volume and mix impact of acquisitions and divestitures and rounding impacts necessary to reconcile net sales to organic sales.

Adjusted Free Cash Flow. Adjusted free cash flow is defined as operating cash flow less capital spending and excluding payments for the transitional tax resulting from the U.S. Tax Act. Adjusted free cash flow represents the cash that the Company is able to generate after taking into account planned maintenance and asset expansion. We view adjusted free cash flow as an important measure because it is one factor used in determining the amount of cash available for dividends, share repurchases, acquisitions and other discretionary investments.

The following table provides a numerical reconciliation of adjusted free cash flow ($ millions):

	Operating Cash Flow	Capital Spending	Adjustments to Operating Cash Flow[1]	Adjusted Free Cash Flow
2023	**$ 16,848**	**$ (3,062)**	**$ 225**	**$ 14,011**
2022	$ 16,723	$ (3,156)	$ 225	$ 13,792

[1]   Adjustments to Operating Cash Flow include transitional tax payments resulting from the U.S. Tax Act of $225 in 2023 and 2022.

Adjusted Free Cash Flow Productivity. Adjusted free cash flow productivity is defined as the ratio of adjusted free cash flow to net earnings. We view adjusted free cash flow productivity as a useful measure to help investors understand P&G's ability to generate cash. Adjusted free cash flow productivity is used by management in making operating decisions, in allocating financial resources and for budget planning purposes. This measure is used in assessing the achievement of management goals for at-risk compensation.

The following table provides a numerical reconciliation of adjusted free cash flow productivity ($ millions):

	Adjusted Free Cash Flow	Net Earnings	Adjusted Free Cash Flow Productivity
2023	**$ 14,011**	**$ 14,738**	**95 %**
2022	$ 13,792	$ 14,793	93 %

Core EPS. Core EPS is a measure of the Company's diluted EPS excluding items that are not judged by management to be part of the Company's sustainable results or trends. Management views this non-GAAP measure as a useful supplemental measure of Company performance over time. This measure is also used in assessing the achievement of management goals for at-risk compensation. For the fiscal years ended June 30, 2023 and 2022, there were no adjustments to or reconciling items for diluted EPS.

Item 7A. <u>Quantitative and Qualitative Disclosures About Market Risk.</u>

The information required by this item is incorporated by reference to the section entitled Other Information in the MD&A and Note 9 to the Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting of The Procter & Gamble Company (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Strong internal controls is an objective that is reinforced through our *Worldwide Business Conduct Manual*, which sets forth our commitment to conduct business with integrity, and within both the letter and the spirit of the law. Our people are deeply committed to our Purpose, Values and Principles, which unite us in doing what's right. Our system of internal controls includes written policies and procedures, segregation of duties and the careful selection and development of employees. Additional key elements of our internal control structure include our Global Leadership Council, which is actively involved in oversight of the business strategies, initiatives, results and controls, our Disclosure Committee, which is responsible for evaluating disclosure implications of significant business activities and events, our Board of Directors, which provides strong and effective corporate governance, and our Audit Committee, which reviews critical accounting policies and estimates, financial reporting and internal control matters.

Global Internal Audit performs audits of internal controls over financial reporting as well as broader financial, operational and compliance audits around the world, provides training and continually improves our internal control processes. The Company's internal control over financial reporting also includes a robust Control Self-Assessment Program that is conducted annually on critical financial reporting areas of the Company. Management takes the appropriate action to correct any identified control deficiencies.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2023, using criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of June 30, 2023, based on these criteria.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of June 30, 2023, as stated in their report which is included herein.

/s/ Jon R. Moeller

(Jon R. Moeller)

Chairman of the Board, President and Chief Executive Officer

/s/ Andre Schulten

(Andre Schulten)

Chief Financial Officer

August 4, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Procter & Gamble Company

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of The Procter & Gamble Company and subsidiaries (the "Company") as of June 30, 2023 and 2022, the related Consolidated Statements of Earnings, Comprehensive Income, Shareholders' Equity and Cash Flows, for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 4, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Intangible Assets — Gillette Indefinite Lived Intangible Asset — Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

The Company's evaluation of the Gillette indefinite lived intangible asset (the "Gillette Brand") for impairment involves the comparison of the fair value to its carrying value. The Company estimates fair value using the income method, which is based on the present value of estimated future cash flows attributable to the respective asset. This requires management to make significant estimates and assumptions related to forecasts of future net sales and earnings, including growth rates beyond a 10-year time period, royalty rates, and discount rate. Changes in the assumptions could have a significant impact on either the fair value, the amount of any impairment charge, or both. The Company performed their annual impairment assessment of the Gillette Brand as of December 31, 2022. Because the estimated fair value exceeds the carrying value, no impairment was recorded. As of June 30, 2023, the carrying value of the Gillette Brand was $14.1 billion.

We identified the Company's impairment evaluation of the Gillette Brand as a critical audit matter because of the significant judgments made by management to estimate the fair value of the indefinite lived intangible asset. A high degree of auditor judgment and an increased extent of effort was required when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the forecasts of future net sales and earnings as well as the selection of royalty rates and discount rate, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasts of future net sales and earnings and the selection of the royalty rates and discount rate for the Gillette Brand included the following, among others:

- We tested the effectiveness of controls over the Gillette Brand, including those over the determination of fair value, such as controls related to management's development of forecasts of future net sales and earnings, and the selection of royalty rates and discount rate.

- We evaluated management's ability to accurately forecast net sales and earnings by comparing actual results to management's historical forecasts.

- We evaluated the reasonableness of management's forecast of net sales and earnings by comparing the forecasts to:
    - Historical net sales and earnings.
    - Underlying analysis detailing business strategies and growth plans.
    - Internal communications to management and the Board of Directors.
    - Forecasted information included in analyst and industry reports for the Company and certain of its peer companies.
- With the assistance of our fair value specialists, we evaluated the net sales and earnings growth rates, royalty rates, and discount rate by:
    - Testing the source information underlying the determination of net sales and earnings growth rates, royalty rates, and discount rate and the mathematical accuracy of the calculations.
    - Developing a range of independent estimates for the discount rate and comparing the discount rate selected by management to that range.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

August 4, 2023

We have served as the Company's auditor since 1890.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Procter & Gamble Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Procter & Gamble Company and subsidiaries (the "Company") as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended June 30, 2023, of the Company and our report dated August 4, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

August 4, 2023

Consolidated Statements of Earnings

Amounts in millions except per share amounts; fiscal years ended June 30		2023		2022		2021
NET SALES	$	**82,006**	$	80,187	$	76,118
Cost of products sold		**42,760**		42,157		37,108
Selling, general and administrative expense		**21,112**		20,217		21,024
OPERATING INCOME		**18,134**		17,813		17,986
Interest expense		**(756)**		(439)		(502)
Interest income		**307**		51		45
Other non-operating income, net		**668**		570		86
EARNINGS BEFORE INCOME TAXES		**18,353**		17,995		17,615
Income taxes		**3,615**		3,202		3,263
NET EARNINGS		**14,738**		14,793		14,352
Less: Net earnings attributable to noncontrolling interests		**85**		51		46
NET EARNINGS ATTRIBUTABLE TO PROCTER & GAMBLE	$	**14,653**	$	14,742	$	14,306
NET EARNINGS PER COMMON SHARE [1]						
Basic	$	**6.07**	$	6.00	$	5.69
Diluted	$	**5.90**	$	5.81	$	5.50

[1] Basic net earnings per common share and Diluted net earnings per common share are calculated on Net earnings attributable to Procter & Gamble.

Consolidated Statements of Comprehensive Income

Amounts in millions; fiscal years ended June 30		2023		2022		2021
NET EARNINGS	$	**14,738**	$	14,793	$	14,352
OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX						
Foreign currency translation (net of tax (benefit)/expense of $(197), $515 and $(266), respectively)		**(71)**		(1,450)		1,023
Unrealized gains/(losses) on investment securities (net of tax (benefit)/expense of $(2), $1 and $5, respectively)		**(7)**		5		16
Unrealized gains on defined benefit postretirement plans (net of tax expense of $9, $1,022 and $445, respectively)		**40**		2,992		1,386
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX		**(38)**		1,547		2,425
TOTAL COMPREHENSIVE INCOME		**14,700**		16,340		16,777
Less: Comprehensive income attributable to noncontrolling interests		**78**		43		50
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO PROCTER & GAMBLE	$	**14,622**	$	16,297	$	16,727

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Amounts in millions except stated values; as of June 30		2023		2022
Assets				
CURRENT ASSETS				
Cash and cash equivalents	$	**8,246**	$	7,214
Accounts receivable		**5,471**		5,143
INVENTORIES				
Materials and supplies		**1,863**		2,168
Work in process		**956**		856
Finished goods		**4,254**		3,900
Total inventories		**7,073**		6,924
Prepaid expenses and other current assets		**1,858**		2,372
TOTAL CURRENT ASSETS		**22,648**		21,653
PROPERTY, PLANT AND EQUIPMENT, NET		**21,909**		21,195
GOODWILL		**40,659**		39,700
TRADEMARKS AND OTHER INTANGIBLE ASSETS, NET		**23,783**		23,679
OTHER NONCURRENT ASSETS		**11,830**		10,981
TOTAL ASSETS	$	**120,829**	$	117,208
Liabilities and Shareholders' Equity				
CURRENT LIABILITIES				
Accounts payable	$	**14,598**	$	14,882
Accrued and other liabilities		**10,929**		9,554
Debt due within one year		**10,229**		8,645
TOTAL CURRENT LIABILITIES		**35,756**		33,081
LONG-TERM DEBT		**24,378**		22,848
DEFERRED INCOME TAXES		**6,478**		6,809
OTHER NONCURRENT LIABILITIES		**7,152**		7,616
TOTAL LIABILITIES		**73,764**		70,354
SHAREHOLDERS' EQUITY				
Convertible Class A preferred stock, stated value $1 per share (600 shares authorized)		**819**		843
Non-Voting Class B preferred stock, stated value $1 per share (200 shares authorized)		**—**		—
Common stock, stated value $1 per share (10,000 shares authorized; shares issued: 2023 - 4,009.2, 2022 - 4,009.2)		**4,009**		4,009
Additional paid-in capital		**66,556**		65,795
Reserve for ESOP debt retirement		**(821)**		(916)
Accumulated other comprehensive loss		**(12,220)**		(12,189)
Treasury stock (shares held: 2023 - 1,647.1; 2022 - 1,615.4)		**(129,736)**		(123,382)
Retained earnings		**118,170**		112,429
Noncontrolling interest		**288**		265
TOTAL SHAREHOLDERS' EQUITY		**47,065**		46,854
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**120,829**	$	117,208

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Dollars in millions except per share amounts; shares in thousands	Common Stock		Preferred Stock	Additional Paid-In Capital	Reserve for ESOP Debt Retirement	Accumulated Other Comprehensive Income/ (Loss)	Treasury Stock	Retained Earnings	Noncontrolling Interest	Total Shareholders' Equity
	Shares	Amount								
BALANCE JUNE 30, 2020	2,479,746	$4,009	$897	$64,194	($1,080)	($16,165)	($105,573)	$100,239	$357	$46,878
Net earnings								14,306	46	14,352
Other comprehensive income/(loss)						2,421			4	2,425
Dividends and dividend equivalents ($3.2419 per share):										
Common								(8,020)		(8,020)
Preferred								(271)		(271)
Treasury stock purchases	(81,343)						(11,009)			(11,009)
Employee stock plans	28,001			650			1,586			2,236
Preferred stock conversions	3,302		(27)	4			23			—
ESOP debt impacts					74			120		194
Noncontrolling interest, net									(131)	(131)
BALANCE JUNE 30, 2021	2,429,706	$4,009	$870	$64,848	($1,006)	($13,744)	($114,973)	$106,374	$276	$46,654
Net earnings								14,742	51	14,793
Other comprehensive income/(loss)						1,555			(8)	1,547
Dividends and dividend equivalents ($3.5227 per share):										
Common								(8,514)		(8,514)
Preferred								(281)		(281)
Treasury stock purchases	(67,088)						(10,003)			(10,003)
Employee stock plans	28,042			945			1,571			2,516
Preferred stock conversions	3,217		(27)	4			23			—
ESOP debt impacts					90			108		198
Noncontrolling interest, net				(2)					(54)	(56)
BALANCE JUNE 30, 2023	2,393,877	$4,009	$843	$65,795	($916)	($12,189)	($123,382)	$112,429	$265	$46,854
Net earnings								**14,653**	**85**	**14,738**
Other comprehensive income/(loss)						**(31)**			**(7)**	**(38)**
Dividends and dividend equivalents ($3.6806 per share):										
Common								**(8,742)**		**(8,742)**
Preferred								**(282)**		**(282)**
Treasury stock purchases	**(52,021)**						**(7,353)**			**(7,353)**
Employee stock plans	**17,424**			**758**			**978**			**1,736**
Preferred stock conversions	**2,840**		**(24)**	**3**			**21**			—
ESOP debt impacts					**95**			**112**		**207**
Noncontrolling interest, net				**—**					**(55)**	**(55)**
BALANCE JUNE 30, 2023	**2,362,120**	**$4,009**	**$819**	**$66,556**	**($821)**	**($12,220)**	**($129,736)**	**$118,170**	**$288**	**$47,065**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Amounts in millions; fiscal years ended June 30	2023	2022	2021
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	$ 7,214	$ 10,288	$ 16,181
OPERATING ACTIVITIES			
Net earnings	14,738	14,793	14,352
Depreciation and amortization	2,714	2,807	2,735
Loss on early extinguishment of debt	—	—	512
Share-based compensation expense	545	528	540
Deferred income taxes	(453)	(402)	(258)
Loss/(gain) on sale of assets	(40)	(85)	(16)
Change in accounts receivable	(307)	(694)	(342)
Change in inventories	(119)	(1,247)	(309)
Change in accounts payable and accrued and other liabilities	313	1,429	1,391
Change in other operating assets and liabilities	(1,107)	(635)	(369)
Other	564	229	135
TOTAL OPERATING ACTIVITIES	16,848	16,723	18,371
INVESTING ACTIVITIES			
Capital expenditures	(3,062)	(3,156)	(2,787)
Proceeds from asset sales	46	110	42
Acquisitions, net of cash acquired	(765)	(1,381)	(34)
Other investing activity	281	3	(55)
TOTAL INVESTING ACTIVITIES	(3,500)	(4,424)	(2,834)
FINANCING ACTIVITIES			
Dividends to shareholders	(8,999)	(8,770)	(8,263)
Additions to short-term debt with original maturities of more than three months	17,168	10,411	7,675
Reductions in short-term debt with original maturities of more than three months	(13,031)	(11,478)	(7,577)
Net additions/(reductions) to other short-term debt	(3,319)	917	(3,431)
Additions to long-term debt	3,997	4,385	4,417
Reductions in long-term debt [(1)]	(1,878)	(2,343)	(4,987)
Treasury stock purchases	(7,353)	(10,003)	(11,009)
Impact of stock options and other	1,269	2,005	1,644
TOTAL FINANCING ACTIVITIES	(12,146)	(14,876)	(21,531)
EFFECT OF EXCHANGE RATE CHANGES ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(170)	(497)	101
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,032	(3,074)	(5,893)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	$ 8,246	$ 7,214	$ 10,288
SUPPLEMENTAL DISCLOSURE			
Cash payments for interest	$ 721	$ 451	$ 531
Cash payments for income taxes	4,278	3,818	3,822

[(1)] Includes early extinguishment of debt costs of $512 in 2021.

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Procter & Gamble Company's (the "Company," "Procter & Gamble," "we" or "us") business is focused on providing branded consumer packaged goods of superior quality and value. Our products are sold in approximately 180 countries and territories primarily through mass merchandisers, e-commerce (including social commerce) channels, grocery stores, membership club stores, drug stores, department stores, distributors, wholesalers, specialty beauty stores (including airport duty-free stores), high-frequency stores, pharmacies, electronics stores and professional channels. We also sell direct to consumers. We have on-the-ground operations in approximately 70 countries.

Basis of Presentation

The Consolidated Financial Statements include the Company and its controlled subsidiaries. Intercompany transactions are eliminated.

Because of a lack of control over Venezuelan subsidiaries caused by a number of currency and other operating controls and restrictions, our Venezuelan subsidiaries are not consolidated for any year presented. We account for those subsidiaries at cost, less impairments, plus or minus observable price changes.

Beginning in fiscal year 2022, the Company began to present increases and reductions in short-term debt with maturities of more than three months separately within the Consolidated Statements of Cash Flows. The presentation for the fiscal year ended June 30, 2021, has been revised to align with the current period presentation. This change had no impact on total financing activities, and we have concluded the change is not material.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, consumer and trade promotion accruals, restructuring reserves, pensions, postretirement benefits, stock options, valuation of acquired intangible assets, useful lives for depreciation and amortization of long-lived assets, future cash flows associated with impairment testing for goodwill, indefinite-lived intangible assets and other long-lived assets, deferred tax assets and liabilities, uncertain income tax positions and contingencies. Actual results may ultimately differ from estimates, although management does not generally believe such differences would materially affect the financial statements in any individual year. However, regarding ongoing impairment testing of goodwill and indefinite-lived intangible assets, significant deterioration in future cash flow projections or other assumptions used in estimating fair values versus those anticipated at the time of the initial valuations, could result in impairment charges that materially affect the financial statements in a given year.

Revenue Recognition

Our revenue is primarily generated from the sale of finished product to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer, which can be on the date of shipment or the date of receipt by the customer. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period the revenue is recognized. The revenue recorded is presented net of sales and other taxes we collect on behalf of governmental authorities. The revenue includes shipping and handling costs, which generally are included in the list price to the customer.

Trade promotions, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Sales are recorded net of trade promotion spending, which is recognized as incurred at the time of the sale. Most of these arrangements have terms of approximately one year. Accruals for expected payouts under these programs are included as accrued marketing and promotion in the Accrued and other liabilities line item in the Consolidated Balance Sheets.

Cost of Products Sold

Cost of products sold is primarily comprised of direct materials and supplies consumed in the manufacturing of product, as well as manufacturing labor, depreciation expense and direct overhead expenses necessary to acquire and convert the purchased materials and supplies into finished products. Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, internal transfer costs, warehousing costs and other shipping and handling activity.

Selling, General and Administrative Expense

Selling, general and administrative expense (SG&A) is primarily comprised of marketing expenses, selling expenses, research and development costs, administrative and other indirect overhead costs, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Research and development costs are charged to expense as incurred and were $2.0 billion in 2023 and 2022 and $1.9 billion in 2021. Advertising costs, charged to expense as incurred, include television, print, radio, digital and in-store advertising expenses and were $8.0 billion in 2023, $7.9 billion in 2022 and

Amounts in millions of dollars except per share amounts or as otherwise specified.

$8.2 billion in 2021. Non-advertising related components of the Company's total marketing spending reported in SG&A include costs associated with consumer promotions, product sampling and sales aids.

Other Non-Operating Income, Net

Other non-operating income, net primarily includes divestiture gains, net non-service impacts related to postretirement benefit plans, investment income and other non-operating items.

Currency Translation

Financial statements of operating subsidiaries outside the U.S. generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in Other comprehensive income (OCI). For subsidiaries operating in highly inflationary economies, the U.S. dollar is the functional currency. Re-measurement adjustments for financial statements in highly inflationary economies and other transactional exchange gains and losses are reflected in earnings.

Cash Flow Presentation

The Consolidated Statements of Cash Flows are prepared using the indirect method, which reconciles net earnings to cash flows from operating activities. Cash flows from foreign currency transactions and operations are translated at monthly exchange rates for each period. Cash flows from hedging activities are included in the same category as the items being hedged. Cash flows from derivative instruments designated as net investment hedges are classified as investing activities. Realized gains and losses from non-qualifying derivative instruments used to hedge currency exposures resulting from intercompany financing transactions are classified as financing activities. Cash flows from other derivative instruments used to manage interest rates, commodity or other currency exposures are classified as operating activities. Cash payments related to income taxes are classified as operating activities.

Investments

The Company holds minor equity investments in certain companies over which we exert significant influence, but do not control the financial and operating decisions. These are accounted for as equity method investments. Other equity investments that are not controlled, and over which we do not have the ability to exercise significant influence, and for which there is a readily determinable market value, are recorded at fair value, with gains and losses recorded through net earnings. Equity investments without readily determinable fair values are measured at cost, less impairments, plus or minus observable price changes. Equity investments are included as Other noncurrent assets in the Consolidated Balance Sheets.

The Company also holds highly liquid investments, primarily money market funds and time deposits. Such investments are considered cash equivalents and are included within Cash and cash equivalents in the Consolidated Balance Sheets.

Inventory Valuation

Inventories are valued at the lower of cost or net realizable value. Product-related inventories are maintained on the first-in, first-out method. The cost of spare part inventories is maintained using the average-cost method.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost reduced by accumulated depreciation. Depreciation expense is recognized over the assets' estimated useful lives using the straight-line method. Machinery and equipment includes office furniture and fixtures (15-year life), computer equipment and capitalized software (3- to 5-year lives) and manufacturing equipment (3- to 20-year lives). Buildings are depreciated over an estimated useful life of 40 years. Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Goodwill and Other Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized but are evaluated for impairment annually or more often if indicators of a potential impairment are present. Our annual impairment testing of goodwill is performed separately from our impairment testing of indefinite-lived intangible assets.

We have acquired brands that have been determined to have indefinite lives. We evaluate several factors to determine whether an indefinite life is appropriate, including the competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment of the countries in which the brands are sold. In addition, when certain events or changes in operating conditions occur, an additional impairment assessment is performed and indefinite-lived assets may be adjusted to a determinable life.

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, either on a straight-line or accelerated basis over the estimated periods benefited. Patents, technology and other intangible assets with contractual terms are generally amortized over their respective legal or contractual lives. Customer relationships, brands and other non-contractual intangible assets with determinable lives are amortized over periods generally ranging from 5 to 30 years. When certain events or changes in operating conditions occur, an impairment assessment is performed and remaining lives of intangible assets with determinable lives may be adjusted.

For additional details on goodwill and intangible assets see Note 4.

Fair Values of Financial Instruments

Certain financial instruments are required to be recorded at fair value. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments, including cash equivalents, certain investments and certain short-term debt, are recorded at cost, which approximates fair value. The fair values of long-term debt and financial instruments are disclosed in Note 9.

New Accounting Pronouncements and Policies

In September 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2022-04, "Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations". This guidance requires annual and interim disclosures for entities that use supplier finance programs in connection with the purchase of goods and services. These amendments are effective for fiscal years beginning after December 15, 2022, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. We will adopt the guidance effective July 1, 2023. Additional disclosures will be included in the Notes to the Consolidated Financial Statements.

No other new accounting pronouncements issued or effective during the fiscal year or in future years had, or are expected to have, a material impact on our Consolidated Financial Statements.

NOTE 2

SEGMENT INFORMATION

Under U.S. GAAP, our operating segments are aggregated into five reportable segments: 1) Beauty, 2) Grooming, 3) Health Care, 4) Fabric & Home Care and 5) Baby, Feminine & Family Care. Our five reportable segments are comprised of:

- *Beauty*: Hair Care (Conditioners, Shampoos, Styling Aids, Treatments); Skin and Personal Care (Antiperspirants and Deodorants, Personal Cleansing, Skin Care);
- *Grooming*: Grooming (Appliances, Female Blades & Razors, Male Blades & Razors, Pre- and Post-Shave Products, Other Grooming);
- *Health Care*: Oral Care (Toothbrushes, Toothpaste, Other Oral Care); Personal Health Care (Gastrointestinal, Pain Relief, Rapid Diagnostics, Respiratory, Vitamins/Minerals/Supplements, Other Personal Health Care);
- *Fabric & Home Care*: Fabric Care (Fabric Enhancers, Laundry Additives, Laundry Detergents); Home Care (Air Care, Dish Care, P&G Professional, Surface Care); and
- *Baby, Feminine & Family Care*: Baby Care (Baby Wipes, Taped Diapers and Pants); Feminine Care (Adult Incontinence, Feminine Care); Family Care (Paper Towels, Tissues, Toilet Paper).

While none of our reportable segments are highly seasonal, components within certain reportable segments, such as Appliances (Grooming) and Personal Health Care (Health), are seasonal.

The accounting policies of the segments are generally the same as those described in Note 1. Differences between these policies and U.S. GAAP primarily reflect income taxes, which are reflected in the segments using applicable blended statutory rates. Adjustments to arrive at our effective tax rate are included in Corporate. In addition, capital expenditures in the segments are on an accrual basis consistent with the balance sheet. Adjustments to move from an accrual to cash basis, for purposes of the cash flow statement, are reflected in Corporate.

Corporate includes certain operating and non-operating activities that are not reflected in the operating results used internally to measure and evaluate the businesses, as well as items to adjust management reporting principles to U.S. GAAP. Operating activities in Corporate include the results of incidental businesses managed at the corporate level. Operating elements also include certain employee benefit costs, the costs of certain restructuring-type activities to maintain a competitive cost structure, including manufacturing and workforce optimization, asset impairment charges and other general Corporate items. The non-operating elements in Corporate primarily include interest expense, certain pension and other postretirement benefit costs, certain acquisition and divestiture gains, interest and investing income and other financing costs.

Total assets for the reportable segments include those assets managed by the reportable segment, primarily inventory, fixed assets and intangible assets. Other assets, primarily cash, accounts receivable, investment securities and goodwill, are included in Corporate.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Our operating segments are comprised of similar product categories. Operating segments that individually accounted for 5% or more of consolidated net sales are as follows:

% of Net sales by operating segment [1]

Fiscal years ended June 30	2023	2022	2021
Fabric Care	23%	23%	22%
Home Care	12%	12%	12%
Baby Care	10%	10%	10%
Skin and Personal Care	9%	9%	10%
Hair Care	9%	9%	9%
Family Care	8%	9%	9%
Grooming [2]	8%	6%	7%
Oral Care	8%	8%	8%
Feminine Care	7%	6%	6%
Personal Health Care	6%	6%	5%
Other [2]	—%	2%	2%
TOTAL	**100%**	100%	100%

[1]   % of Net sales by operating segment excludes sales recorded in Corporate.

[2]   Effective July 1, 2022, the Grooming Sector Business Unit completed the full integration of its Shave Care and Appliances categories to cohesively serve consumers' grooming needs. This transition included the integration of the management team, strategic decision-making, innovation plans, financial targets, budgets and internal management reporting. For the fiscal years ended June 30, 2022 and 2021, Appliances was presented in Other.

Net sales and long-lived assets in the United States and internationally were as follows (in billions):

Fiscal years ended June 30	2023		2022		2021	
NET SALES						
United States	$	**38.7**	$	36.5	$	33.7
International	$	**43.3**	$	43.7	$	42.4
LONG-LIVED ASSETS [1]						
United States	$	**11.4**	$	10.7	$	10.1
International	$	**10.5**	$	10.5	$	11.6

[1]   Long-lived assets consists of property, plant and equipment.

No country, other than the United States, exceeds 10% of the Company's consolidated net sales or long-lived assets.

Our largest customer, Walmart Inc. and its affiliates, accounted for consolidated net sales of approximately 15% in 2023, 2022 and 2021. No other customer represents more than 10% of our consolidated net sales

Global Segment Results		Net Sales	Earnings/(Loss) Before Income Taxes	Net Earnings /(Loss)	Depreciation and Amortization	Total Assets	Capital Expenditures
BEAUTY	**2023**	**$ 15,008**	**$ 4,009**	**$ 3,178**	**$ 376**	**$ 6,196**	**$ 287**
	2022	14,740	3,946	3,160	348	6,055	331
	2021	14,417	4,018	3,210	333	5,587	386
GROOMING	**2023**	**6,419**	**1,806**	**1,461**	**335**	**20,601**	**300**
	2022	6,587	1,835	1,490	361	20,482	260
	2021	6,440	1,728	1,427	378	20,668	291
HEALTH CARE	**2023**	**11,226**	**2,759**	**2,125**	**352**	**8,480**	**466**
	2022	10,824	2,618	2,006	376	7,888	410
	2021	9,956	2,398	1,851	372	7,976	364
FABRIC & HOME CARE	**2023**	**28,371**	**6,303**	**4,828**	**675**	**8,669**	**979**
	2022	27,556	5,729	4,386	672	8,567	988
	2021	26,014	5,986	4,622	646	8,334	1,006
BABY, FEMININE & FAMILY CARE	**2023**	**20,217**	**4,623**	**3,545**	**804**	**8,517**	**994**
	2022	19,736	4,267	3,266	826	8,443	932
	2021	18,850	4,723	3,629	846	8,666	814
CORPORATE	**2023**	**765**	**(1,147)**	**(399)**	**172**	**68,366**	**36**
	2022	744	(400)	485	224	65,773	235
	2021	441	(1,238)	(387)	160	68,076	(74)
TOTAL COMPANY	**2023**	**$ 82,006**	**$ 18,353**	**$ 14,738**	**$ 2,714**	**$120,829**	**$ 3,062**
	2022	80,187	17,995	14,793	2,807	117,208	3,156
	2021	76,118	17,615	14,352	2,735	119,307	2,787

Amounts in millions of dollars except per share amounts or as otherwise specified.

NOTE 3
SUPPLEMENTAL FINANCIAL INFORMATION

The components of property, plant and equipment were as follows:

As of June 30	2023	2022
PROPERTY, PLANT AND EQUIPMENT		
Buildings	**$ 8,277**	$ 8,087
Machinery and equipment	**36,521**	35,098
Land	**867**	756
Construction in progress	**2,980**	2,756
TOTAL PROPERTY, PLANT AND EQUIPMENT	**48,645**	46,697
Accumulated depreciation	**(26,736)**	(25,502)
PROPERTY, PLANT AND EQUIPMENT, NET	**$ 21,909**	$ 21,195

Selected components of current and noncurrent liabilities were as follows:

As of June 30	2023	2022
ACCRUED AND OTHER LIABILITIES - CURRENT		
Marketing and promotion	**$ 3,894**	$ 3,878
Compensation expenses	**2,030**	1,797
Taxes payable	**828**	587
Derivative liabilities	**631**	1
Leases	**222**	205
Restructuring reserves	**174**	147
Other	**3,150**	2,939
TOTAL	**$ 10,929**	$ 9,554
OTHER NONCURRENT LIABILITIES		
Pension benefits	**$ 3,116**	$ 3,139
U.S. Tax Act transitional tax payable	**1,154**	1,661
Other retiree benefits	**690**	672
Uncertain tax positions	**622**	752
Long term operating leases	**595**	595
Derivative liabilities	**445**	307
Other	**530**	490
TOTAL	**$ 7,152**	$ 7,616

RESTRUCTURING PROGRAM

The Company has historically incurred an ongoing annual level of restructuring-type activities to maintain a competitive cost structure, including manufacturing and workforce optimization. Before tax costs incurred under ongoing programs have generally ranged from $250 to $500 annually.

Restructuring costs incurred consist primarily of costs to separate employees, asset-related costs to exit facilities and other costs. Employee separation costs relate to severance packages that are primarily voluntary and the amounts calculated are based on salary levels and past service periods. Severance costs related to voluntary separations are generally charged to earnings when the employee accepts the offer. Asset-related costs consist of both asset write-downs and accelerated depreciation. Asset write-downs relate to the establishment of a new fair value basis for assets held-for-sale or for disposal. These assets are written down to the lower of their current carrying basis or amounts expected to be realized upon disposal, less minor disposal costs. Charges for accelerated depreciation relate to long-lived assets that will be taken out of service prior to the end of their normal service period. These assets relate primarily to manufacturing consolidations and technology standardizations. The asset-related charges will not have a significant impact on future depreciation charges. Other restructuring-type charges primarily include asset removal and termination of contracts related to supply chain and overhead optimization. The Company incurred total restructuring charges of $329 and $253 for the fiscal years ended June 30, 2023 and 2022. Of the charges incurred for fiscal year 2023, $160 were recorded in Costs of products sold, $160 in SG&A and $9 in Other non-operating income, net. Of the

Amounts in millions of dollars except per share amounts or as otherwise specified.

charges incurred in fiscal year 2022, $182 were recorded in Costs of products sold, $67 in SG&A, and $4 in Other non-operating income, net. The following table presents restructuring activity for the fiscal years ended June 30, 2023 and 2022:

	Separations	Asset-Related Costs	Other	Total
RESERVE JUNE 30, 2021	$ 176	$ —	$ 102	$ 278
Cost incurred and charged to expense	88	87	78	253
Cost paid/settled	(143)	(87)	(154)	(384)
RESERVE JUNE 30, 2022	121	—	26	147
Cost incurred and charged to expense	**175**	**43**	**111**	**329**
Cost paid/settled	**(141)**	**(43)**	**(118)**	**(302)**
RESERVE JUNE 30, 2023	**$ 155**	**$ —**	**$ 19**	**$ 174**

Consistent with our historical policies for ongoing restructuring-type activities, the restructuring charges are funded by and included within Corporate for management and segment reporting.

However, for information purposes, the following table summarizes the total restructuring costs related to our reportable segments:

Fiscal years ended June 30	2023	2022	2021
Beauty	**$ 15**	$ 11	$ 13
Grooming	**17**	14	25
Health Care	**28**	32	51
Fabric & Home Care	**87**	42	22
Baby, Feminine & Family Care	**21**	83	29
Corporate (1)	**161**	71	190
Total Company	**$ 329**	$ 253	$ 330

(1) Corporate includes costs related to allocated overheads, including charges related to our Enterprise Markets, Global Business Services and Corporate Functions activities.

NOTE 4

GOODWILL AND INTANGIBLE ASSETS

The change in the net carrying amount of goodwill by reportable segment was as follows:

	Beauty	Grooming	Health Care	Fabric & Home Care	Baby, Feminine & Family Care	Total Company
Balance at June 30, 2021 - Net (1)	$ 13,257	$ 13,095	$ 8,046	$ 1,873	$ 4,653	$ 40,924
Acquisitions and divestitures	781	—	1	—	—	782
Translation and other	(742)	(524)	(458)	(65)	(217)	(2,006)
Balance at June 30, 2022 - Net (1)	13,296	12,571	7,589	1,808	4,436	39,700
Acquisitions and divestitures	**405**	**—**	**—**	**—**	**33**	**438**
Translation and other	**187**	**132**	**129**	**13**	**60**	**521**
Balance at June 30, 2023 - Net (1)	**$ 13,888**	**$ 12,703**	**$ 7,718**	**$ 1,821**	**$ 4,529**	**$ 40,659**

(1) Grooming goodwill balance is net of $7.9 billion accumulated impairment losses.

Goodwill and indefinite-lived intangibles are tested for impairment at least annually by comparing the estimated fair values of our reporting units and indefinite-lived intangible assets to their respective carrying values. We use the income method to estimate the fair value of these assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants and include the amount and timing of future cash flows (including expected growth rates and profitability). Significant judgement by management is required to estimate the impact of macroeconomic and other factors on future cash flows, including those related to the Russia-Ukraine War. Estimates utilized in the projected cash flows include consideration of macroeconomic conditions, overall category growth rates, competitive activities, cost containment and margin expansion, Company business plans, the underlying product or technology life cycles, economic barriers to entry, a brand's relative market position and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.

Amounts in millions of dollars except per share amounts or as otherwise specified.

We believe the estimates and assumptions utilized in our impairment testing are reasonable and are comparable to those that would be used by other marketplace participants. However, actual events and results could differ substantially from those used in our valuations. To the extent such factors result in a failure to achieve the level of projected cash flows initially used to estimate fair value for purposes of establishing or subsequently impairing the carrying amount of goodwill and related intangible assets, we may need to record additional non-cash impairment charges in the future.

Goodwill increased during fiscal 2023 primarily due to an acquisition in the Beauty segment, other minor brand acquisitions in the Baby, Feminine & Family Care segment and currency translation across all reportable segments.

Goodwill decreased during fiscal 2022 due to currency translation across all reportable segments, partially offset by three acquisitions (Farmacy Beauty, Ouai and TULA) in the Beauty reportable segment.

Identifiable intangible assets were comprised of:

	2023		2022	
As of June 30	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
INTANGIBLE ASSETS WITH DETERMINABLE LIVES				
Brands	**$ 4,352**	**$ (2,540)**	$ 4,299	$ (2,628)
Patents and technology	**2,775**	**(2,649)**	2,769	(2,609)
Customer relationships	**1,847**	**(1,039)**	1,797	(939)
Other	**73**	**(28)**	147	(97)
TOTAL	**$ 9,047**	**$ (6,256)**	$ 9,012	$ (6,273)
INTANGIBLE ASSETS WITH INDEFINITE LIVES				
Brands	**20,992**	**—**	20,940	—
TOTAL INTANGIBLE ASSETS	**$ 30,039**	**$ (6,256)**	$ 29,952	$ (6,273)

Amortization expense of intangible assets was as follows:

Fiscal years ended June 30	2023	2022	2021
Intangible asset amortization	**$ 327**	$ 312	$ 318

Estimated amortization expense over the next five fiscal years is as follows:

Fiscal years ending June 30	2024	2025	2026	2027	2028
Estimated amortization expense	$ 340	$ 320	$ 297	$ 287	$ 247

NOTE 5

INCOME TAXES

Income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax assets and liabilities, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.

We have elected to account for the tax effects of Global Intangible Low-Taxed Income (GILTI) as a current period expense when incurred.

Earnings before income taxes consisted of the following:

Fiscal years ended June 30	2023	2022	2021
United States	**$ 12,107**	$ 11,698	$ 10,858
International	**6,246**	6,297	6,757
TOTAL	**$ 18,353**	$ 17,995	$ 17,615

Amounts in millions of dollars except per share amounts or as otherwise specified.

Income taxes consisted of the following:

Fiscal years ended June 30	2023	2022	2021
CURRENT TAX EXPENSE			
U.S. federal	**$ 2,303**	$ 1,916	$ 1,663
International	**1,412**	1,333	1,534
U.S. state and local	**353**	355	324
TOTAL	**4,068**	3,604	3,521
DEFERRED TAX EXPENSE/(BENEFIT)			
U.S. federal	**(224)**	(320)	(65)
International and other	**(229)**	(82)	(193)
TOTAL	**(453)**	(402)	(258)
TOTAL TAX EXPENSE	**$ 3,615**	$ 3,202	$ 3,263

A reconciliation of the U.S. federal statutory income tax rate to our actual effective income tax rate is provided below:

Fiscal years ended June 30	2023	2022	2021
U.S. federal statutory income tax rate	**21.0 %**	21.0 %	21.0 %
Country mix impacts of foreign operations	**(0.5)%**	(0.3)%	(0.5)%
State income taxes, net of federal benefit	**1.6 %**	1.5 %	1.3 %
Excess tax benefits from the exercise of stock options	**(1.0)%**	(2.0)%	(1.6)%
Foreign derived intangible income deduction (FDII)	**(0.8)%**	(1.1)%	(1.0)%
Changes in uncertain tax positions	**0.1 %**	(0.4)%	(0.1)%
Other	**(0.7)%**	(0.9)%	(0.6)%
EFFECTIVE INCOME TAX RATE	**19.7 %**	17.8 %	18.5 %

Country mix impacts of foreign operations includes the effects of foreign subsidiaries' earnings taxed at rates other than the U.S. statutory rate, the U.S. tax impacts of non-U.S. earnings repatriation and any net impacts of intercompany transactions. Changes in uncertain tax positions represent changes in our net liability related to prior year tax positions. Excess tax benefits from the exercise of stock options reflect the excess of actual tax benefits received on employee exercises of stock options and other share-based payments (which generally equals the income taxable to the employee) over the amount of tax benefits that were calculated and recognized based on the grant date fair values of such instruments.

Tax benefits credited to shareholders' equity totaled $190 for the fiscal year ended June 30, 2023. This primarily relates to the tax effects of net investment hedges. Tax costs charged to shareholders' equity totaled $1,538 for the fiscal year ended June 30, 2022. This primarily relates to the tax effects of certain adjustments to pension obligations recorded in shareholders' equity and the tax effects of net investment hedges.

Prior to the passage of the U.S. Tax Act, the Company asserted that substantially all of the undistributed earnings of its foreign subsidiaries were considered indefinitely invested and, accordingly, no deferred taxes were provided. Pursuant to the provisions of the U.S. Tax Act, these earnings were subjected to a one-time transition tax. This charge included taxes for all U.S. income taxes and for the related foreign withholding taxes for the portion of those earnings which are no longer considered indefinitely invested. We have not provided deferred taxes on approximately $24 billion of earnings that are considered indefinitely invested.

A reconciliation of the beginning and ending liability for uncertain tax positions is as follows:

Fiscal years ended June 30	2023	2022	2021
BEGINNING OF YEAR	**$ 583**	$ 627	$ 485
Increases in tax positions for prior years	**113**	102	157
Decreases in tax positions for prior years	**(119)**	(118)	(34)
Increases in tax positions for current year	**60**	53	60
Settlements with taxing authorities	**(108)**	(42)	(26)
Lapse in statute of limitations	**(7)**	(17)	(24)
Currency translation	**(7)**	(22)	9
END OF YEAR	**$ 515**	$ 583	$ 627

Amounts in millions of dollars except per share amounts or as otherwise specified.

Included in the total liability for uncertain tax positions at June 30, 2023, is $354 that, depending on the ultimate resolution, could impact the effective tax rate in future periods.

The Company is present in approximately 70 countries and over 150 taxable jurisdictions and, at any point in time, has 30-40 jurisdictional audits underway at various stages of completion. We evaluate our tax positions and establish liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite our belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law and the closing of statutes of limitation. Such adjustments are reflected in the tax provision as appropriate. We have tax years open ranging from 2010 and forward. We are generally not able to reliably estimate the ultimate settlement amounts until the close of the audit. Based on information currently available, we anticipate that over the next 12-month period, audit activity could be completed related to uncertain tax positions in multiple jurisdictions for which we have accrued existing liabilities of approximately $40, including interest and penalties.

We recognize the additional accrual of any possible related interest and penalties relating to the underlying uncertain tax position in income tax expense. As of June 30, 2023, 2022 and 2021, we had accrued interest of $143, $179 and $166 and accrued penalties of $12, $12 and $10, respectively, which are not included in the above table. During the fiscal years ended June 30, 2023, 2022 and 2021, we recognized $23, $21 and $38 in interest expense and $1, $2 and $6 in penalties expense, respectively.

Deferred income tax assets and liabilities were comprised of the following:

As of June 30	2023	2022
DEFERRED TAX ASSETS		
Loss and other carryforwards	**$ 1,014**	$ 914
Capitalized research & development	**930**	646
Pension and other retiree benefits	**737**	740
Accrued marketing and promotion	**421**	420
Stock-based compensation	**412**	386
Unrealized loss on financial and foreign exchange transactions	**282**	138
Fixed assets	**223**	209
Lease liabilities	**197**	185
Other	**874**	862
Valuation allowances	**(403)**	(409)
TOTAL	**$ 4,687**	$ 4,091
DEFERRED TAX LIABILITIES		
Goodwill and other intangible assets	**$ 5,811**	$ 5,783
Fixed assets	**1,556**	1,542
Other retiree benefits	**1,101**	1,031
Unrealized gain on financial and foreign exchange transactions	**198**	439
Lease right-of-use assets	**191**	179
Foreign withholding tax on earnings to be repatriated	**96**	70
Other	**381**	244
TOTAL	**$ 9,334**	$ 9,288

Net operating loss carryforwards were $2.9 billion at June 30, 2023, and $2.5 billion at June 30, 2022. If unused, approximately $300 will expire between 2023 and 2042. The remainder, totaling $2.6 billion at June 30, 2023, may be carried forward indefinitely.

NOTE 6

EARNINGS PER SHARE

Basic net earnings per common share are calculated by dividing Net earnings attributable to Procter & Gamble less preferred dividends by the weighted average number of common shares outstanding during the year. Diluted net earnings per common share are calculated by dividing Net earnings attributable to Procter & Gamble by the diluted weighted average number of common shares outstanding during the year. The diluted shares include the dilutive effect of stock options and other share-based awards based on the treasury stock method (see Note 7) and the assumed conversion of preferred stock (see Note 8).

Amounts in millions of dollars except per share amounts or as otherwise specified.

Net earnings per common share were calculated as follows:

Fiscal years ended June 30		2023		2022		2021
CONSOLIDATED AMOUNTS						
Net earnings	$	**14,738**	$	14,793	$	14,352
Less: Net earnings attributable to noncontrolling interests		**85**		51		46
Net earnings attributable to P&G		**14,653**		14,742		14,306
Less: Preferred dividends		**282**		281		271
Net earnings attributable to P&G available to common shareholders (Basic)	$	**14,371**	$	14,461	$	14,035
Net earnings attributable to P&G available to common shareholders (Diluted)	$	**14,653**	$	14,742	$	14,306
SHARES IN MILLIONS						
Basic weighted average common shares outstanding		**2,368.2**		2,410.3		2,465.8
Add effect of dilutive securities:						
Stock options and other unvested equity awards [1]		**39.4**		49.5		52.5
Convertible preferred shares [2]		**76.3**		79.3		82.7
Diluted weighted average common shares outstanding		**2,483.9**		2,539.1		2,601.0
NET EARNINGS PER COMMON SHARE [3]						
Basic	$	**6.07**	$	6.00	$	5.69
Diluted	$	**5.90**	$	5.81	$	5.50

[1] Excludes 19 million, 11 million and 9 million in 2023, 2022 and 2021, respectively, of weighted average stock options outstanding because the exercise price of these options was greater than the average market value of the Company's stock or their effect was antidilutive.

[2] An overview of preferred shares can be found in Note 8.

[3] Basic net earnings per common share and Diluted net earnings per common share are calculated on Net earnings attributable to Procter & Gamble.

NOTE 7

SHARE-BASED COMPENSATION

The Company has two primary share-based compensation programs under which we annually grant stock option, restricted stock unit (RSU) and performance stock unit (PSU) awards to certain managers and directors.

In our main long-term incentive program, managers can elect to receive stock options or RSUs. All options vest after three years and have a 10-year life. Exercise prices on options are set equal to the market price of the underlying shares on the date of the grant. RSUs vest and settle in shares of common stock three years from the grant date.

Senior-level executives participate in an additional long-term incentive program that awards PSUs, which are paid in shares after the end of a three-year performance period subject to pre-established performance goals. The program includes a Relative Total Shareholder Return (R-TSR) modifier under which the number of shares ultimately granted is also impacted by the Company's actual shareholder return relative to our consumer products competitive peer set.

In addition to these long-term incentive programs, we award RSUs to the Company's non-employee directors and make other minor stock option and RSU grants to employees for which the terms are not substantially different from our long-term incentive awards.

The Company's share-based compensation plan was approved by shareholders in 2019. Under the 2019 plan, a maximum of 150 million shares of common stock was authorized for issuance and a total of 96 million shares remain available for grant.

The Company recognizes share-based compensation expense based on the fair value of the awards at the date of grant. The expense is recognized on a straight-line basis over the requisite service period. Awards to employees eligible for retirement prior to the award becoming fully vested are recognized as compensation expense ratably from the grant date through the date the employee first becomes eligible to retire and/or is no longer required to provide services to earn the award. Share-based compensation expense is included as part of Cost of products sold and SG&A in the Consolidated Statement of Earnings and includes an estimate of forfeitures, which is based on historical data.

Total expense and related tax benefit were as follows:

Fiscal years ended June 30	2023	2022	2021
Stock options	$ 303	$ 271	$ 279
RSUs and PSUs	242	257	261
Total share-based expense	$ **545**	$ 528	$ 540
Income tax benefit	$ **103**	$ 88	$ 102

We utilize an industry standard lattice-based valuation model to calculate the fair value for stock options granted. Assumptions utilized in the model, which are evaluated and revised to reflect market conditions and experience, were as follows:

Fiscal years ended June 30	2023	2022	2021
Interest rate	3.7 - 4.1 %	0.1 - 1.6 %	0.1 - 0.7 %
Weighted average interest rate	3.7 %	1.5 %	0.6 %
Dividend yield	2.6 %	2.4 %	2.4 %
Expected volatility	21 %	19 %	20 %
Expected life in years	8.8	9.1	9.2

Lattice-based option valuation models incorporate ranges of assumptions for inputs and those ranges are disclosed in the preceding table. Expected volatilities are based on a combination of historical volatility of our stock and implied volatilities of call options on our stock. We use historical data to estimate option exercise and employee termination patterns within the valuation model. The expected life of options granted is derived from the output of the option valuation model and represents the average period of time that options granted are expected to be outstanding. The interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

We utilize a Monte-Carlo simulation model to estimate the fair value of performance stock units granted. Assumptions utilized in the model are not substantially different from those used for stock options.

A summary of options outstanding under the plans as of June 30, 2023, and activity during the year then ended is presented below:

Options	Options (in thousands)	Weighted Average Exercise Price	Weighted Average Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at July 1, 2022	126,715	$ 99.59		
Granted	9,672	131.26		
Exercised	(14,667)	81.07		
Forfeited/expired	(515)	128.40		
Outstanding at June 30, 2023	121,205	$ 104.18	5.1	$ 5,770
Exercisable	86,336	$ 90.46	3.9	$ 5,291

The following table provides additional information on stock options:

Fiscal years ended June 30	2023	2022	2021
Weighted average grant-date fair value of options granted	$ 29.58	$ 21.55	$ 20.94
Intrinsic value of options exercised	979	1,886	1,401
Grant-date fair value of options that vested	219	177	236
Cash received from options exercised	1,189	1,930	1,705
Actual tax benefit from options exercised	207	399	292

At June 30, 2023, $159 of compensation cost had not yet been recognized related to stock option grants. That cost is expected to be recognized over a remaining weighted average period of 1.6 years.

Amounts in millions of dollars except per share amounts or as otherwise specified.

A summary of non-vested RSUs and PSUs outstanding under the plans as of June 30, 2023, and activity during the year then ended is presented below:

RSU and PSU awards	RSUs		PSUs	
	Units (in thousands)	Weighted Average Grant Date Fair Value	Units (in thousands)	Weighted Average Grant Date Fair Value
Non-vested at July 1, 2022	2,832 $	130.37	928 $	152.94
Granted	1,727	128.78	569	133.21
Vested	(1,286)	116.89	(453)	152.90
Forfeited	(101)	131.22	(33)	140.68
Non-vested at June 30, 2023	**3,172 $**	**134.94**	**1,011 $**	**142.40**

At June 30, 2023, $218 of compensation cost had not yet been recognized related to RSUs and PSUs. That cost is expected to be recognized over a remaining weighted average period of 1.7 years. The total grant date fair value of shares vested was $220, $248 and $266 in 2023, 2022 and 2021, respectively.

The Company settles equity issuances with treasury shares. We have no specific policy to repurchase common shares to mitigate the dilutive impact of options, RSUs and PSUs. However, we have historically made adequate discretionary purchases, based on cash availability, market trends and other factors, to offset the impacts of such activity.

NOTE 8

POSTRETIREMENT BENEFITS AND EMPLOYEE STOCK OWNERSHIP PLAN

We offer various postretirement benefits to our employees.

Defined Contribution Retirement Plans

We have defined contribution plans, which cover the majority of our U.S. employees, as well as employees in certain other countries. These plans are fully funded. We generally make contributions to participants' accounts based on individual base salaries and years of service. Total global defined contribution expense was $392, $366 and $340 in 2023, 2022 and 2021, respectively.

The primary U.S. defined contribution plan (the U.S. DC plan) comprises the majority of the expense for the Company's defined contribution plans. For the U.S. DC plan, the contribution rate is set annually. Total contributions for this plan approximated 13% of total participants' annual wages and salaries in 2023 and 14% in 2022 and 2021.

We maintain The Procter & Gamble Profit Sharing Trust (Trust) and Employee Stock Ownership Plan (ESOP) to provide a portion of the funding for the U.S. DC plan and other retiree benefits (described below). Operating details of the ESOP are provided at the end of this Note. The fair value of the ESOP Series A shares allocated to participants reduces our cash contribution required to fund the U.S. DC plan.

Defined Benefit Retirement Plans and Other Retiree Benefits

We offer defined benefit retirement pension plans to certain employees. These benefits relate primarily to plans outside the U.S. and, to a lesser extent, plans assumed in previous acquisitions covering U.S. employees.

We also provide certain other retiree benefits, primarily health care benefits for the majority of our U.S. employees who become eligible for these benefits when they meet minimum age and service requirements. The plans require cost sharing with retirees and the benefits are funded by ESOP Series B shares and certain other assets contributed by the Company.

Obligation and Funded Status. The following provides a reconciliation of benefit obligations, plan assets and funded status of these defined benefit plans:

Fiscal years ended June 30	Pension Benefits [1] 2023		2022		Other Retiree Benefits [2] 2023		2022	
CHANGE IN BENEFIT OBLIGATION								
Benefit obligation at beginning of year [3]	$	**12,608**	$	18,469	$	**3,070**	$	4,206
Service cost		**173**		253		**71**		86
Interest cost		**430**		253		**142**		99
Participants' contributions		**13**		14		**50**		67
Amendments [4]		**8**		5		**—**		(586)
Net actuarial loss/(gain)		**(550)**		(4,067)		**(208)**		(586)
Special termination benefits		**5**		4		**4**		1
Currency translation and other		**363**		(1,720)		**31**		51
Benefit payments		**(551)**		(603)		**(227)**		(268)
BENEFIT OBLIGATION AT END OF YEAR [3]	$	**12,499**	$	12,608	$	**2,933**	$	3,070
CHANGE IN PLAN ASSETS								
Fair value of plan assets at beginning of year	$	**10,173**	$	13,041	$	**6,889**	$	6,444
Actual return on plan assets		**37**		(1,233)		**482**		526
Employer contributions		**392**		222		**42**		37
Participants' contributions		**13**		14		**50**		67
Currency translation and other		**310**		(1,268)		**1**		1
ESOP debt impacts [5]		**—**		—		**87**		82
Benefit payments		**(551)**		(603)		**(227)**		(268)
FAIR VALUE OF PLAN ASSETS AT END OF YEAR	$	**10,374**	$	10,173	$	**7,324**	$	6,889
FUNDED STATUS	$	**(2,125)**	$	(2,435)	$	**4,391**	$	3,819

[1] Primarily non-U.S.-based defined benefit retirement plans.

[2] Primarily U.S.-based other postretirement benefit plans.

[3] For the pension benefit plans, the benefit obligation is the projected benefit obligation. For other retiree benefit plans, the benefit obligation is the accumulated postretirement benefit obligation.

[4] For the other retiree benefits, the amendment primarily relates to adjustments in the self-insured U.S. retiree health care program to utilize fully-insured Medicare Advantage Programs impacting fiscal year 2022.

[5] Represents the net impact of ESOP debt service requirements, which is netted against plan assets for other retiree benefits.

The actuarial gain for pension plans in 2023 was primarily related to increases in discount rates, offset by inflation-related pension benefit increases. The actuarial gain for other retiree benefits in 2023 was primarily related to increases in discount rates and a decrease in assumptions for medical claims costs. The actuarial gain for pension plans in 2022 was primarily related to increases in discount rates. The actuarial gain for other retiree benefits in 2022 was primarily related to increases in discount rates, partially offset by unfavorable medical claim experience.

The underfunding of pension benefits is primarily a function of the different funding incentives that exist outside of the U.S. In certain countries, there are no legal requirements or financial incentives provided to companies to pre-fund pension obligations prior to their due date. In these instances, benefit payments are typically paid directly from the Company's cash as they become due.

As of June 30	Pension Benefits 2023		2022		Other Retiree Benefits 2023		2022	
CLASSIFICATION OF NET AMOUNT RECOGNIZED								
Noncurrent assets	$	**1,085**	$	765	$	**5,119**	$	4,525
Current liabilities		**(94)**		(61)		**(38)**		(34)
Noncurrent liabilities		**(3,116)**		(3,139)		**(690)**		(672)
NET AMOUNT RECOGNIZED	$	**(2,125)**	$	(2,435)	$	**4,391**	$	3,819
AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE (INCOME)/LOSS (AOCI)								
Net actuarial loss/(gain)	$	**1,818**	$	1,906	$	**(1,160)**	$	(1,093)
Prior service cost/(credit)		**156**		170		**(787)**		(907)
NET AMOUNTS RECOGNIZED IN AOCI	$	**1,974**	$	2,076	$	**(1,947)**	$	(2,000)

Amounts in millions of dollars except per share amounts or as otherwise specified.

The accumulated benefit obligation for all defined benefit pension plans, which differs from the projected obligation in that it excludes the assumption of future salary increases, was $11.8 billion and $11.9 billion as of June 30, 2023 and 2022, respectively. Information related to the funded status of selected pension and other retiree benefits at June 30 is as follows:

As of June 30	2023	2022
PENSION PLANS WITH A PROJECTED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS		
Projected benefit obligation	**$ 7,967**	$ 7,989
Fair value of plan assets	**4,758**	4,789
PENSION PLANS WITH AN ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS		
Accumulated benefit obligation	**$ 7,442**	$ 7,191
Fair value of plan assets	**4,677**	4,433
OTHER RETIREE BENEFIT PLANS WITH AN ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS		
Accumulated benefit obligation	**$ 818**	$ 808
Fair value of plan assets	**89**	102

Net Periodic Benefit Cost. Components of the net periodic benefit cost were as follows:

	Pension Benefits			Other Retiree Benefits		
Fiscal years ended June 30	2023	2022	2021	2023	2022	2021
AMOUNTS RECOGNIZED IN NET PERIODIC BENEFIT COST/(CREDIT)						
Service cost	**$ 173**	$ 253	$ 275	**$ 71**	$ 86	$ 94
Interest cost	**430**	253	240	**142**	99	114
Expected return on plan assets	**(591)**	(684)	(783)	**(611)**	(564)	(508)
Amortization of net actuarial loss/(gain)	**133**	337	423	**(7)**	11	47
Amortization of prior service cost/(credit)	**26**	28	25	**(125)**	(107)	(60)
Amortization of net actuarial loss/(gain) due to settlements	**—**	(5)	5	**—**	—	—
Special termination benefits	**5**	4	17	**4**	1	2
GROSS BENEFIT COST/(CREDIT)	**176**	186	202	**(526)**	(474)	(311)
Dividends on ESOP preferred stock	**—**	—	—	**—**	—	(8)
NET PERIODIC BENEFIT COST/(CREDIT)	**$ 176**	$ 186	$ 202	**$ (526)**	$ (474)	$ (319)
CHANGE IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN AOCI						
Net actuarial loss/(gain) - current year	**$ 4**	$ (2,150)		**$ (79)**	$ (548)	
Prior service cost/(credit) - current year	**8**	5		**—**	(586)	
Amortization of net actuarial loss/(gain)	**(133)**	(337)		**7**	(11)	
Amortization of prior service (cost)/credit	**(26)**	(28)		**125**	107	
Amortization of net actuarial loss/(gain) due to settlements	**—**	5		**—**	—	
Currency translation and other	**45**	(486)		**—**	13	
TOTAL CHANGE IN AOCI	**(102)**	(2,991)		**53**	(1,025)	
NET AMOUNTS RECOGNIZED IN PERIODIC BENEFIT COST/(CREDIT) AND AOCI	**$ 74**	$ (2,805)		**$ (473)**	$ (1,499)	

The service cost component of the net periodic benefit cost is included in the Consolidated Statements of Earnings in Cost of products sold and SG&A. All other components are included in the Consolidated Statements of Earnings in Other non-operating income/(expense), net, unless otherwise noted.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Assumptions. We determine our actuarial assumptions on an annual basis. These assumptions are weighted to reflect each country that may have an impact on the cost of providing retirement benefits. The weighted average assumptions used to determine benefit obligations recorded on the Consolidated Balance Sheets as of June 30, 2023 and 2022, were as follows: [1]

As of June 30	Pension Benefits 2023	Pension Benefits 2022	Other Retiree Benefits 2023	Other Retiree Benefits 2022
Discount rate	4.2 %	3.7 %	5.6 %	5.0 %
Rate of compensation increase	2.9 %	2.8 %	N/A	N/A
Interest crediting rate for cash balance plans	4.3 %	4.3 %	N/A	N/A
Health care cost trend rates assumed for next year	N/A	N/A	6.1 %	6.4 %
Rate to which the health care cost trend rate is assumed to decline (ultimate trend rate)	N/A	N/A	4.5 %	4.5 %
Year that the rate reaches the ultimate trend rate	N/A	N/A	2028	2028

[1]   Determined as of end of fiscal year.

The weighted average assumptions used to determine net benefit cost recorded on the Consolidated Statement of Earnings for the fiscal years ended June 30 were as follows: [1]

Fiscal years ended June 30	Pension Benefits 2023	Pension Benefits 2022	Pension Benefits 2021	Other Retiree Benefits 2023	Other Retiree Benefits 2022	Other Retiree Benefits 2021
Discount rate	3.7 %	1.7 %	1.5 %	5.0 %	3.2 %	3.1 %
Expected return on plan assets	5.9 %	5.5 %	6.5 %	8.4 %	8.4 %	8.4 %
Rate of compensation increase	2.8 %	2.7 %	2.5 %	N/A	N/A	N/A
Interest crediting rate for cash balance plans	4.3 %	4.4 %	4.4 %	N/A	N/A	N/A

[1]   Determined as of beginning of fiscal year.

For plans that make up the majority of our obligation, the Company calculates the benefit obligation and the related impacts on service and interest costs using specific spot rates along the corporate bond yield curve. For the remaining plans, the Company determines these amounts utilizing a single weighted average discount rate derived from the corporate bond yield curve used to measure the plan obligations.

Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For the defined benefit retirement plans, these factors include historical rates of return of broad equity and bond indices and projected long-term rates of return obtained from pension investment consultants. The expected long-term rates of return for plan assets are 8 – 9% for equities and 3 – 5% for bonds. For other retiree benefit plans, the expected long-term rate of return reflects that the assets are comprised primarily of Company stock. The expected rate of return on Company stock is based on the long-term projected return of 8.5% and reflects the historical pattern of returns.

Plan Assets. Our investment objective for defined benefit retirement plan assets is to meet the plans' benefit obligations and to improve plan self-sufficiency for future benefit obligations. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by assessing different investment risks and matching the actuarial projections of the plans' future liabilities and benefit payments with current as well as expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and with continual monitoring of investment managers' performance relative to the investment guidelines established with each investment manager.

Our target asset allocation for the fiscal year ended June 30, 2023, and actual asset allocation by asset category as of June 30, 2023 and 2022, were as follows:

Asset Category	Target Asset Allocation Pension Benefits	Target Asset Allocation Other Retiree Benefits	Actual Asset Allocation at June 30 Pension Benefits 2023	Actual Asset Allocation at June 30 Pension Benefits 2022	Actual Asset Allocation at June 30 Other Retiree Benefits 2023	Actual Asset Allocation at June 30 Other Retiree Benefits 2022
Cash	1 %	2 %	1 %	1 %	2 %	2 %
Debt securities	59 %	— %	60 %	58 %	1 %	1 %
Equity securities	40 %	98 %	39 %	41 %	97 %	97 %
TOTAL	100 %	100 %	100 %	100 %	100 %	100 %

The following table sets forth the fair value of the Company's plan assets as of June 30, 2023 and 2022, segregated by level within the fair value hierarchy (refer to Note 9 for further discussion on the fair value hierarchy and fair value principles).

Amounts in millions of dollars except per share amounts or as otherwise specified.

Investments valued using net asset value as a practical expedient are not valued using the fair value hierarchy, but rather valued using the net asset value reported by the managers of the funds and as supported by the unit prices of actual purchase and sale transactions.

	Pension Benefits			Other Retiree Benefits		
As of June 30	Fair Value Hierarchy Level	2023	2022	Fair Value Hierarchy Level	2023	2022
ASSETS AT FAIR VALUE						
Cash and cash equivalents	1	**$ 54**	$ 78	1	**$ 148**	$ 130
Company common stock		**—**	—	1	**368**	319
Company preferred stock [(1)]		**—**	—	2	**6,721**	6,340
Fixed income securities [(2)]	2	**1,190**	1,545		**—**	—
Insurance contracts [(3)]	3	**93**	94		**—**	—
TOTAL ASSETS IN THE FAIR VALUE HIERARCHY		**1,337**	1,717		**7,237**	6,789
Investments valued at net asset value [(4)]		**9,037**	8,456		**87**	100
TOTAL ASSETS AT FAIR VALUE		**$ 10,374**	10,173		**$ 7,324**	6,889

(1) Company preferred stock is valued based on the value of Company common stock and is presented net of ESOP debt discussed below.

(2) Fixed income securities are estimated by using pricing models or quoted prices of securities with similar characteristics.

(3) Fair values of insurance contracts are valued based on either their cash equivalent value or models that project future cash flows and discount the future amounts to a present value using market-based observable inputs, including credit risk and interest rate curves. The activity for Level 3 assets is not significant for all years presented.

(4) Investments valued using net asset value as a practical expedient are primarily equity and fixed income collective funds.

Cash Flows. Management's best estimate of cash requirements and discretionary contributions for the defined benefit retirement plans and other retiree benefit plans for the fiscal year ending June 30, 2024, is $206 and $52, respectively. Expected contributions are dependent on many variables, including the variability of the market value of the plan assets as compared to the benefit obligation and other market or regulatory conditions. In addition, we take into consideration our business investment opportunities and resulting cash requirements. Accordingly, actual funding may differ significantly from current estimates.

Total benefit payments expected to be paid to participants, which include payments funded from the Company's assets and payments from the plans are as follows:

Fiscal years ending June 30	Pension Benefits	Other Retiree Benefits
EXPECTED BENEFIT PAYMENTS		
2024	$ 648	$ 179
2025	633	186
2026	632	189
2027	652	196
2028	704	202
2029 - 2033	3,800	1,102

Employee Stock Ownership Plan

We maintain the ESOP to provide funding for certain employee benefits discussed in the preceding paragraphs.

The ESOP borrowed $1.0 billion in 1989 and the proceeds were used to purchase Series A ESOP Convertible Class A Preferred Stock to fund a portion of the U.S. DC plan. Principal and interest requirements of the borrowing were paid by the Trust from dividends on the preferred shares and from advances provided by the Company. The original borrowing of $1.0 billion has been repaid in full, and advances from the Company of $8 remain outstanding at June 30, 2023. Each share is convertible at the option of the holder into one share of the Company's common stock. The dividend for the current year was equal to the common stock dividend of $3.68 per share. The liquidation value is $6.82 per share.

In 1991, the ESOP borrowed an additional $1.0 billion. The proceeds were used to purchase Series B ESOP Convertible Class A Preferred Stock to fund a portion of retiree health care benefits. These shares, net of the ESOP's debt, are considered plan assets of the other retiree benefits plan discussed above. The original borrowings of $1.0 billion were repaid in 2021. Debt service requirements were funded by preferred stock dividends, cash contributions and advances provided by the Company, of which $814 are outstanding at June 30, 2023. Each share is convertible at the option of the holder into one share of the Company's common stock. The dividend for the current year was equal to the common stock dividend of $3.68 per share. The liquidation value is $12.96 per share.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Our ESOP accounting practices are consistent with current ESOP accounting guidance, including the permissible continuation of certain provisions from prior accounting guidance. ESOP debt, which was guaranteed by the Company, was recorded as debt with an offset to the Reserve for ESOP debt retirement, which is presented within Shareholders' equity. Advances to the ESOP by the Company are recorded as an increase in the Reserve for ESOP debt retirement. Interest incurred on the ESOP debt was recorded as Interest expense. Dividends on all preferred shares are charged to Retained earnings.

The series A and B preferred shares of the ESOP are allocated to employees based on debt service requirements. The number of preferred shares outstanding at June 30 was as follows:

Shares in thousands	2023	2022	2021
Allocated	24,449	25,901	27,759
Unallocated	535	1,123	1,769
TOTAL SERIES A	**24,984**	27,024	29,528
Allocated	32,172	30,719	29,203
Unallocated	17,867	20,120	22,349
TOTAL SERIES B	**50,039**	50,839	51,552

For purposes of calculating diluted net earnings per common share, the preferred shares held by the ESOP are considered converted from inception.

NOTE 9

RISK MANAGEMENT ACTIVITIES AND FAIR VALUE MEASUREMENTS

As a multinational company with diverse product offerings, we are exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. We evaluate exposures on a centralized basis to take advantage of natural exposure correlation and netting. To the extent we choose to manage volatility associated with the net exposures, we enter into various financial transactions that we account for using the applicable accounting guidance for derivative instruments and hedging activities. These financial transactions are governed by our policies covering acceptable counterparty exposure, instrument types and other hedging practices.

If the Company elects to do so and if the instrument meets certain specified accounting criteria, management designates derivative instruments as cash flow hedges, fair value hedges or net investment hedges. We record derivative instruments at fair value and the accounting for changes in the fair value depends on the intended use of the derivative, the resulting designation and the effectiveness of the instrument in offsetting the risk exposure it is designed to hedge. We generally have a high degree of effectiveness between the exposure being hedged and the hedging instrument.

Credit Risk Management

We have counterparty credit guidelines and normally enter into transactions with investment grade financial institutions, to the extent commercially viable. Counterparty exposures are monitored daily and downgrades in counterparty credit ratings are reviewed on a timely basis. We have not incurred, and do not expect to incur, material credit losses on our risk management or other financial instruments.

Substantially all of the Company's financial instruments used in hedging transactions are governed by industry standard netting and collateral agreements with counterparties. If the Company's credit rating were to fall below the levels stipulated in the agreements, the counterparties could demand either collateralization or termination of the arrangements. The aggregate fair value of the instruments covered by these contractual features that are in a net liability position was $1,088 and $219 as of June 30, 2023 and 2022, respectively. The Company has not been required to post collateral as a result of these contractual features.

Interest Rate Risk Management

Our policy is to manage interest cost using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost-efficient manner, we enter into interest rate swaps whereby we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional amount.

We designate certain interest rate swaps on fixed rate debt that meet specific accounting criteria as fair value hedges. For fair value hedges, the changes in the fair value of both the hedging instruments and the underlying debt obligations are immediately recognized in earnings.

Foreign Currency Risk Management

We manufacture and sell our products and finance our operations in a number of countries throughout the world. As a result, we are exposed to movements in foreign currency exchange rates. We leverage the Company's diversified portfolio of exposures as a natural hedge. In certain cases, we enter into non-qualifying foreign currency contracts to hedge certain balance sheet items subject to revaluation. The change in fair value of these instruments and the underlying exposure are both immediately recognized in earnings.

To manage exchange rate risk related to our intercompany financing, we primarily use forward contracts and currency swaps. The change in fair value of these non-qualifying instruments is immediately recognized in earnings, substantially offsetting the foreign currency mark-to-market impact of the related exposure.

Net Investment Hedging

We hedge certain net investment positions in foreign subsidiaries. To accomplish this, we either borrow directly in foreign currencies and designate all or a portion of the foreign currency debt as a hedge of the applicable net investment position or we enter into foreign currency swaps that are designated as hedges of net investments. The time value component of the net investment hedge currency swaps is excluded from the assessment of hedge effectiveness. Changes in the fair value of the swap, including changes in the fair value of the excluded time value component, are recognized in OCI and offset the value of the net investment being hedged. The time value component is subsequently reported in income on a systematic basis.

Commodity Risk Management

Certain raw materials used in our products or production processes are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. As of and during the fiscal years ended June 30, 2023 and 2022, we did not have any financial commodity hedging activity.

Insurance

We self-insure for most insurable risks. However, we purchase insurance for Directors and Officers Liability and certain other coverage where it is required by law or by contract.

Fair Value Hierarchy

Accounting guidance on fair value measurements for certain financial assets and liabilities requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs reflecting the reporting entity's own assumptions or external inputs from inactive markets.

The Company had no significant activity with Level 3 assets and liabilities during the periods presented. When applying fair value principles in the valuation of assets and liabilities, we are required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The Company has not changed its valuation techniques used in measuring the fair value of any financial assets or liabilities during the year.

When active market quotes are not available for financial assets and liabilities, we use industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including credit risk, interest rate curves and forward and spot prices for currencies. In circumstances where market-based observable inputs are not available, management judgment is used to develop assumptions to estimate fair value.

Assets and Liabilities Measured at Fair Value

Cash equivalents were $6.8 billion and $6.0 billion as of June 30, 2023 and 2022, respectively, and are classified as Level 1 within the fair value hierarchy. The Company had no other material investments in debt or equity securities during the periods presented.

The fair value of long-term debt was $26.9 billion and $25.7 billion as of June 30, 2023 and 2022, respectively. This includes the current portion of long-term debt instruments ($3.9 billion as of June 30, 2023, and $3.6 billion as of June 30, 2022). Certain long-term debt (debt designated as a fair value hedge) is recorded at fair value. All other long-term debt is recorded at amortized cost but is measured at fair value for disclosure purposes. We consider our debt to be Level 2 in the fair value hierarchy. Fair values are generally estimated based on quoted market prices for identical or similar instruments.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Disclosures about Financial Instruments

The notional amounts and fair values of financial instruments used in hedging transactions as of June 30, 2023 and 2022, are as follows:

As of June 30	Notional Amount 2023	Notional Amount 2022	Fair Value Asset 2023	Fair Value Asset 2022	Fair Value (Liability) 2023	Fair Value (Liability) 2022
DERIVATIVES IN FAIR VALUE HEDGING RELATIONSHIPS						
Interest rate contracts	**$ 4,044**	$ 4,972	**$ —**	$ 3	**$ (445)**	$ (307)
DERIVATIVES IN NET INVESTMENT HEDGING RELATIONSHIPS						
Foreign currency interest rate contracts	**$ 11,005**	$ 7,943	**$ 26**	$ 561	**$ (631)**	$ (1)
TOTAL DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS	**$ 15,049**	$ 12,915	**$ 26**	$ 564	**$ (1,076)**	$ (308)
DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS						
Foreign currency contracts	**$ 3,489**	$ 5,625	**$ 7**	$ 6	**$ (42)**	$ (61)
TOTAL DERIVATIVES AT FAIR VALUE	**$ 18,538**	$ 18,540	**$ 33**	$ 570	**$ (1,118)**	$ (369)

The fair value of the interest rate derivative asset/liability directly offsets the cumulative amount of the fair value hedging adjustment included in the carrying amount of the underlying debt obligation. The carrying amount of the underlying debt obligation, which includes the unamortized discount or premium and the fair value adjustment, was $3.6 billion and $4.7 billion as of June 30, 2023 and 2022, respectively. In addition to the foreign currency derivative contracts designated as net investment hedges, certain of our foreign currency denominated debt instruments are designated as net investment hedges. The carrying value of those debt instruments designated as net investment hedges, which includes the adjustment for the foreign currency transaction gain or loss on those instruments, was $11.8 billion and $11.2 billion as of June 30, 2023 and 2022, respectively. The increase in the notional balance of derivative instruments designated as net investment hedges is primarily driven by the Company's decision to leverage favorable interest rate spreads in the foreign currency swap market. The decrease in the notional balance of foreign currency contracts not designated as hedging instruments reflects changes in the level of intercompany financing activity during the period.

Derivative assets are presented in Prepaid expenses and other current assets or Other noncurrent assets. Derivative liabilities are presented in Accrued and other liabilities or Other noncurrent liabilities. Changes in the fair value of net investment hedges are recognized in the Foreign currency translation component of Other comprehensive income (OCI). All of the Company's derivative assets and liabilities measured at fair value are classified as Level 2 within the fair value hierarchy.

Before tax gains/(losses) on our financial instruments in hedging relationships are categorized as follows:

Fiscal years ended June 30	Amount of Gain/(Loss) Recognized in OCI on Derivatives 2023	Amount of Gain/(Loss) Recognized in OCI on Derivatives 2022
DERIVATIVES IN NET INVESTMENT HEDGING RELATIONSHIPS [(1)] [(2)]		
Foreign currency interest rate contracts	**$ (544)**	$ 1,033

(1) For the derivatives in net investment hedging relationships, the amount of gain excluded from effectiveness testing, which was recognized in earnings, was $238 and $73 for the fiscal years ended June 30, 2023 and 2022, respectively.

(2) In addition to the foreign currency derivative contracts designated as net investment hedges, certain of our foreign currency denominated debt instruments are designated as net investment hedges. The amount of gain/(loss) recognized in AOCI for such instruments was $(315) and $1,639, for the fiscal years ended June 30, 2023 and 2022, respectively.

Fiscal years ended June 30	Amount of Gain/(Loss) Recognized in Earnings 2023	Amount of Gain/(Loss) Recognized in Earnings 2022
DERIVATIVES IN FAIR VALUE HEDGING RELATIONSHIPS		
Interest rate contracts	**$ (141)**	$ (450)
DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS		
Foreign currency contracts	**$ (97)**	$ (149)

The loss on the derivatives in fair value hedging relationships is fully offset by the mark-to-market impact of the related exposure. These are both recognized in the Consolidated Statement of Earnings in Interest Expense. The loss on derivatives not designated as hedging instruments is substantially offset by the currency mark-to-market of the related exposure. These are both recognized in the Consolidated Statements of Earnings in SG&A.

Amounts in millions of dollars except per share amounts or as otherwise specified.

NOTE 10

SHORT-TERM AND LONG-TERM DEBT

As of June 30	2023	2022
DEBT DUE WITHIN ONE YEAR		
Current portion of long-term debt	**$ 3,951**	$ 3,647
Commercial paper	**6,236**	4,805
Other	**42**	193
TOTAL	**$ 10,229**	$ 8,645
Weighted average interest rate of debt due within one year (1)	**4.2 %**	0.8 %

(1) Weighted average interest rate of debt due within one year includes the effects of interest rate swaps discussed in Note 9.

As of June 30	2023	2022
LONG-TERM DEBT		
3.10% USD note due August 2023	**$ 1,000**	$ 1,000
1.13% EUR note due November 2023	**1,359**	1,306
0.50% EUR note due October 2024	**544**	523
0.63% EUR note due October 2024	**870**	836
0.55% USD note due October 2025	**1,000**	1,000
4.10% USD note due January 2026	**650**	—
2.70% USD note due February 2026	**600**	600
1.00% USD note due April 2026	**1,000**	1,000
3.25% EUR note due August 2026	**707**	—
2.45% USD note due November 2026	**875**	875
1.90% USD note due February 2027	**1,000**	1,000
2.80% USD note due March 2027	**500**	500
4.88% EUR note due May 2027	**1,087**	1,045
2.85% USD note due August 2027	**750**	750
3.95% USD note due January 2028	**600**	—
1.20% EUR note due October 2028	**870**	836
1.25% EUR note due October 2029	**544**	523
3.00% USD note due March 2030	**1,500**	1,500
0.35% EUR note due May 2030	**544**	523
1.20% USD note due October 2030	**1,250**	1,250
1.95% USD note due April 2031	**1,000**	1,000
3.25% EUR note due August 2031	**707**	—
2.30% USD note due February 2032	**850**	850
4.05% USD note due January 2033	**850**	—
5.55% USD note due March 2037	**716**	716
1.88% EUR note due October 2038	**544**	523
3.55% USD note due March 2040	**516**	516
0.90% EUR note due November 2041	**652**	627
All other long-term debt	**5,244**	7,196
Current portion of long-term debt	**(3,951)**	(3,647)
TOTAL	**$ 24,378**	$ 22,848
Weighted average interest rate of long-term debt (1)	**2.9%**	2.2%

(1) Weighted average interest rate of long-term debt includes the effects of interest rate swaps discussed in Note 9.

Amounts in millions of dollars except per share amounts or as otherwise specified.

Long-term debt maturities during the next five fiscal years are as follows:

Fiscal years ending June 30	2024	2025	2026	2027	2028
Debt maturities	$3,951	$1,954	$3,364	$4,368	$1,380

NOTE 11

ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

The table below presents the changes in Accumulated other comprehensive income/(loss) attributable to Procter & Gamble (AOCI), including the reclassifications out of AOCI by component:

Changes in Accumulated Other Comprehensive Income/(Loss) by Component

	Investment Securities	Post-retirement Benefit Plans	Foreign Currency Translation	Total AOCI
BALANCE at JUNE 30, 2021	$ 15	$ (2,963)	$ (10,796)	$ (13,744)
OCI before reclassifications [1]	4	2,797	(1,451)	1,350
Amounts reclassified to the Consolidated Statement of Earnings [2]	1	195	1	197
Net current period OCI	5	2,992	(1,450)	1,547
Less: OCI attributable to non-controlling interests	—	2	(10)	(8)
BALANCE at JUNE 30, 2022	20	27	(12,236)	(12,189)
OCI before reclassifications [3]	**(7)**	**21**	**(71)**	**(57)**
Amounts reclassified to the Consolidated Statement of Earnings [4]	—	**19**	—	**19**
Net current period OCI	**(7)**	**40**	**(71)**	**(38)**
Less: OCI attributable to non-controlling interests	—	—	**(7)**	**(7)**
BALANCE at JUNE 30, 2023	**$ 13**	**$ 67**	**$ (12,300)**	**$ (12,220)**

(1) Net of tax (benefit)/expense of $1, $953 and $515 for gains/losses on investment securities, postretirement benefit plans and foreign currency translation, respectively, for the period ended June 30, 2022. Income tax effects within foreign currency translation include impacts from items such as net investment hedge transactions.

(2) Net of tax (benefit)/expense of $0, $69 and $0 for gains/losses on investment securities, postretirement benefit plans and foreign currency translation, respectively, for the period ended June 30, 2022.

(3) Net of tax (benefit)/expense of $(2), $1 and $(197) for gains/losses on investment securities, postretirement benefit plans and foreign currency translation, respectively, for the period ended June 30, 2023. Income tax effects within foreign currency translation include impacts from items such as net investment hedge transactions.

(4) Net of tax (benefit)/expense of $0, $8 and $0 for gains/losses on investment securities, postretirement benefit plans and foreign currency translation, respectively, for the period ended June 30, 2023.

The below provides additional details on amounts reclassified from AOCI into the Consolidated Statement of Earnings:

- Investment securities: amounts reclassified from AOCI into Other non-operating income, net.
- Postretirement benefit plans: amounts reclassified from AOCI into Other non-operating income, net and included in the computation of net periodic postretirement costs (see Note 8).

NOTE 12

LEASES

The Company determines whether a contract contains a lease at the inception of a contract by determining if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. We lease certain real estate, machinery, equipment, vehicles and office equipment for varying periods. Many of these leases include an option to either renew or terminate the lease. For purposes of calculating lease liabilities, these options are included within the lease term when it has become reasonably certain that the Company will exercise such options. The incremental borrowing rate utilized to calculate our lease liabilities is based on the information available at commencement date, as most of the leases do not provide an implicit borrowing rate. Our operating lease agreements do not contain any material guarantees or restrictive covenants. The Company does not have any material finance leases or sublease activities. Short-term leases, defined as leases with initial terms of 12 months or less, are not reflected on the Consolidated Balance Sheets. Lease expense for such short-term leases is not material. The most significant assets in our leasing portfolio relate to real estate and vehicles. For purposes of calculating lease liabilities for such leases, we have combined lease and non-lease components.

Amounts in millions of dollars except per share amounts or as otherwise specified.

The components of the Company's total operating lease cost for the fiscal years ended June 30, 2023, 2022 and 2021, were as follows:

Fiscal years ended June 30	2023	2022	2021
Operating lease cost	**$ 229**	$ 220	$ 245
Variable lease cost [(1)]	**79**	89	75
Total lease cost	**$ 308**	$ 309	$ 320

(1) Includes primarily costs for utilities, common area maintenance, property taxes and other operating costs associated with operating leases that are not included in the lease liability and are recognized in the period in which they are incurred.

Supplemental balance sheet and other information related to leases is as follows:

As of June 30	2023	2022
Operating leases:		
Right-of-use assets (Other noncurrent assets)	**$ 781**	$ 760
Current lease liabilities (Accrued and other liabilities)	**222**	205
Noncurrent lease liabilities (Other noncurrent liabilities)	**595**	595
Total operating lease liabilities	**$ 817**	$ 800
Weighted average remaining lease term:		
Operating leases	**6.2 years**	6.4 years
Weighted average discount rate:		
Operating leases	**3.5 %**	3.2 %

At June 30, 2023, future payments of operating lease liabilities were as follows:

	Operating Leases June 30, 2023
1 year	$ 222
2 years	185
3 years	137
4 years	100
5 years	71
Over 5 years	196
Total lease payments	**911**
Less: Interest	(94)
Present value of lease liabilities	**$ 817**

Total cash paid for amounts included in the measurement of lease liabilities was $233 and $228 for the fiscal years ended June 30, 2023 and 2022, respectively.

The right-of-use assets obtained in exchange for lease liabilities were $213 and $217 for the fiscal years ended June 30, 2023 and 2022, respectively.

NOTE 13

COMMITMENTS AND CONTINGENCIES

Guarantees

In conjunction with certain transactions, primarily divestitures, we may provide routine indemnifications (e.g., indemnification for representations and warranties and retention of previously existing environmental, tax and employee liabilities) for which terms range in duration and, in some circumstances, are not explicitly defined. The maximum obligation under some indemnifications is also not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. We have not made significant payments for these indemnifications. We believe that if we were to incur a loss on any of these matters, the loss would not have a material effect on our financial position, results of operations or cash flows.

Amounts in millions of dollars except per share amounts or as otherwise specified.

In certain situations, we guarantee loans for suppliers and customers. The total amount of guarantees issued under such arrangements is not material.

Off-Balance Sheet Arrangements

We do not have off-balance sheet financing arrangements, including variable interest entities, that have a material impact on our financial statements.

Purchase Commitments

We have purchase commitments for materials, supplies, services and property, plant and equipment as part of the normal course of business. Commitments made under take-or-pay obligations are as follows:

Fiscal years ending June 30	2024	2025	2026	2027	2028	Thereafter
Purchase obligations	$ 1,169	$ 597	$ 379	$ 314	$ 168	$ 362

Such amounts represent minimum commitments under take-or-pay agreements with suppliers and are in line with expected usage. These amounts include purchase commitments related to service contracts for information technology, human resources management and facilities management activities that have been outsourced to third-party suppliers. Due to the proprietary nature of many of our materials and processes, certain supply contracts contain penalty provisions for early termination. We do not expect to incur penalty payments under these provisions that would materially affect our financial position, results of operations or cash flows.

Litigation

We are subject, from time to time, to certain legal proceedings and claims arising out of our business, which cover a wide range of matters, including antitrust and trade regulation, product liability, advertising, contracts, environmental, patent and trademark matters, labor and employment matters and tax. While considerable uncertainty exists, in the opinion of management and our counsel, the ultimate resolution of the various lawsuits and claims will not materially affect our financial position, results of operations or cash flows.

We are also subject to contingencies pursuant to environmental laws and regulations that in the future may require us to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Based on currently available information, we do not believe the ultimate resolution of environmental remediation will materially affect our financial position, results of operations or cash flows.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

The Company's Chairman of the Board, President and Chief Executive Officer, Jon R. Moeller, and the Company's Chief Financial Officer, Andre Schulten, performed an evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (Exchange Act)) as of the end of the period covered by this Annual Report on Form 10-K.

Messrs. Moeller and Schulten have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) accumulated and communicated to our management, including Messrs. Moeller and Schulten, to allow their timely decisions regarding required disclosure.

Reports on Internal Control over Financial Reporting.

The information required by this item is incorporated by reference to "Management's Report on Internal Control over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" included in Item 8 of this Form 10-K.

Changes in Internal Control over Financial Reporting.

There were no changes in our internal control over financial reporting that occurred during the Company's fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Amounts in millions of dollars except per share amounts or as otherwise specified.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The Board of Directors has determined that the following members of the Audit Committee are independent and are Audit Committee financial experts as defined by SEC rules: Ms. Patricia A. Woertz (Chair) and Ms. Christine M. McCarthy.

The information required by this item is incorporated by reference to the following sections of the 2023 Proxy Statement filed pursuant to Regulation 14A, which will be filed no later than 120 days after June 30, 2023: the section entitled Election of Directors; the subsection of the Corporate Governance section entitled Board Meetings and Committees of the Board; the subsection of the Corporate Governance section entitled Code of Ethics; and the subsection of the Other Matters section entitled Shareholder Recommendations or Nominations of Director Candidates. Pursuant to the Instruction to Item 401 of Regulation S-K, Executive Officers of the Registrant are reported in Part I of this report.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the following sections of the 2023 Proxy Statement filed pursuant to Regulation 14A, which will be filed no later than 120 days after June 30, 2023: the subsections of the Corporate Governance section entitled Board Meetings and Committees of the Board, Compensation Committee Interlocks and Insider Participation, and Risk Oversight - Compensation-Related Risk; and the portion beginning with the section entitled Director Compensation up to but not including the section entitled Pay Versus Performance.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table gives information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's equity compensation plans as of June 30, 2023. The table includes the following plans: The Procter & Gamble 1992 Stock Plan; The Procter & Gamble 2001 Stock and Incentive Compensation Plan; The Procter & Gamble 2003 Non-Employee Directors' Stock Plan; The Procter & Gamble 2009 Stock and Incentive Compensation Plan; The Procter & Gamble 2014 Stock and Incentive Compensation Plan; and The Procter & Gamble 2019 Stock and Incentive Compensation Plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders			
Stock Options/Stock Appreciation Rights	121,226,313	$104.1900	[1]
Restricted Stock Units (RSUs)/Performance Stock Units (PSUs)	6,430,184	N/A	[1]
TOTAL	**127,656,497**	**$104.1900** [2]	

[1] Of the plans listed above, only The Procter & Gamble 2019 Stock and Incentive Compensation Plan (the "2019 Plan") allows for future grants of securities. The maximum number of shares that may be granted under this plan is 187 million shares. Stock options and stock appreciation rights are counted on a one-for-one basis while full value awards (such as RSUs and PSUs) are counted as five shares for each share awarded. Total shares available for future issuance under this plan is 96 million.

[2] Weighted average exercise price of outstanding options only.

Additional information required by this item is incorporated by reference to the following section of the 2023 Proxy Statement filed pursuant to Regulation 14A, which will be filed no later than 120 days after June 30, 2023: the subsection of the Beneficial Ownership section entitled Security Ownership of Management and Certain Beneficial Owners.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information required by this item is incorporated by reference to the following sections of the 2023 Proxy Statement filed pursuant to Regulation 14A, which will be filed no later than 120 days after June 30, 2023: the subsections of the Corporate Governance section entitled Director Independence and Review and Approval of Transactions with Related Persons.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated by reference to the following section of the 2023 Proxy Statement filed pursuant to Regulation 14A, which will be filed no later than 120 days after June 30, 2023: Report of the Audit Committee, which ends with the subsection entitled Services Provided by Deloitte.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

1.   Financial Statements:

The following Consolidated Financial Statements of The Procter & Gamble Company and subsidiaries, management's report and the reports of the independent registered public accounting firm are incorporated by reference in Part II, Item 8 of this Form 10-K.

*   Management's Report on Internal Control over Financial Reporting
*   Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting (PCAOB Firm ID is 34)
*   Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements
*   Consolidated Statements of Earnings - for fiscal years ended June 30, 2023, 2022 and 2021
*   Consolidated Statements of Comprehensive Income - for fiscal years ended June 30, 2023, 2022 and 2021
*   Consolidated Balance Sheets - as of June 30, 2023 and 2022
*   Consolidated Statements of Shareholders' Equity - for fiscal years ended June 30, 2023, 2022 and 2021
*   Consolidated Statements of Cash Flows - for fiscal years ended June 30, 2023, 2022 and 2021
*   Notes to Consolidated Financial Statements

2.   Financial Statement Schedules:

These schedules are omitted because of the absence of the conditions under which they are required or because the information is set forth in the Consolidated Financial Statements or Notes thereto.

EXHIBITS

Exhibit	(3-1) -	Amended Articles of Incorporation (as amended by shareholders at the annual meeting on October 11, 2011 and consolidated by the Board of Directors on April 8, 2016) (Incorporated by reference to Exhibit (3-1) of the Company's Annual Report on Form 10-K for the year ended June 30, 2016).
	(3-2) -	Regulations (as approved by the Board of Directors on December 13, 2022, pursuant to authority granted by shareholders at the annual meeting on October 13, 2009) (Incorporated by reference to Exhibit (3-2) of the Company's Current Report on Form 8-K filed December 13, 2022).
Exhibit	(4-1) -	Indenture, dated as of September 3, 2009, between the Company and Deutsche Bank Trust Company Americas, as Trustee (Incorporated by reference to Exhibit (4-1) of the Company's Annual Report on Form 10-K for the year ended June 30, 2015).
	(4-2) -	The Company agrees to furnish to the Securities and Exchange Commission, upon request, a copy of any other instrument defining the rights of holders of the Company's long-term debt.
	(4-3) -	Description of the Company's Common Stock (Incorporated by reference to Exhibit (4-3) of the Company's Annual report on Form 10-K for the year ended June 30, 2019).
	(4-4) -	Description of the Company's 0.625% Notes due 2024, 1.200% Notes due 2028, and 1.875% Notes due 2038 (Incorporated by reference to Exhibit (4-4) of the Company's Annual report on Form 10-K for the year ended June 30, 2019).
	(4-5) -	Description of the Company's 4.875% EUR notes due May 2027, 6.250% GBP notes due January 2030, and 5.250% GBP notes due January 2033 (Incorporated by reference to Exhibit (4-5) of the Company's Annual report on Form 10-K for the year ended June 30, 2021).
	(4-6) -	Description of the Company's 0.500% Notes due 2024 and 1.250% Notes due 2029 (Incorporated by reference to Exhibit (4-6) of the Company's Annual report on Form 10-K for the year ended June 30, 2019).
	(4-7) -	Description of the Company's 1.375% Notes due 2025 and 1.800% Notes due 2029 (Incorporated by reference to Exhibit (4-7) of the Company's Annual report on Form 10-K for the year ended June 30, 2019).
	(4-8) -	Description of the Company's 1.125% Notes due 2023 (Incorporated by reference to Exhibit (4-8) of the Company's Annual report on Form 10-K for the year ended June 30, 2019).
	(4-9) -	Description of the Company's 0.350% EUR Notes due 2030 and 0.900% EUR Notes due 2041 (Incorporated by reference to Exhibit (4-10) of the Company's Annual Report on Form 10-K for the year ended June 30, 2022).
	(4-10) -	Description of the Company's 0.110% Yen Notes due 2026 and 0.230% Yen Notes due 2031 (Incorporated by reference to Exhibit (4-11) of the Company's Annual Report on Form 10-K for the year ended June 30, 2022).
	(4-11) -	Description of the Company's 3.250% Notes due 2026 and 3.250% Notes due 2031.+

Exhibit (10-1) - The Procter & Gamble 2001 Stock and Incentive Compensation Plan (as amended), which was originally adopted by shareholders at the annual meeting on October 9, 2001 (Incorporated by reference to Exhibit (10-1) of the Company's Annual Report on Form 10-K for the year ended June 30, 2018).*

(10-2) - The Procter & Gamble 2001 Stock and Incentive Compensation Plan related correspondence and terms and conditions (Incorporated by reference to Exhibit (10-1) of the Company's Form 10-Q for the quarter ended December 31, 2013).*

(10-3) - The Procter & Gamble 1992 Stock Plan (as amended December 11, 2001), which was originally adopted by the shareholders at the annual meeting on October 12, 1992 (Incorporated by reference to Exhibit (10-2) of the Company's Annual Report on Form 10-K for the year ended June 30, 2018).*

(10-4) - The Procter & Gamble Executive Group Life Insurance Policy (Incorporated by reference to Exhibit (10-3) of the Company's Annual Report on Form 10-K for the year ended June 30, 2018).*

(10-5) - Summary of the Company's Retirement Plan Restoration Program (Incorporated by reference to Exhibit (10-5) of the Company's Form 10-Q for the quarter ended December 31, 2019).*

(10-6) - Retirement Plan Restoration Program - Related Correspondence and Terms and Conditions. * +

(10-7) - Summary of the Company's Long-Term Incentive Program (Incorporated by reference to Exhibit (10-3) of the Company's Form 10-Q for the quarter ended September 30, 2020).*

(10-8) - Long-Term Incentive Program related correspondence and terms and conditions (Incorporated by reference to Exhibit (10-3) of the Company's Form 10-Q for the quarter ended September 30, 2021).*

(10-9) - The Procter & Gamble Company Executive Deferred Compensation Plan (Incorporated by reference to Exhibit (10-2) of the Company's Form 10-Q for the quarter ended March 31, 2020).*

(10-10) - Summary of the Company's Short Term Achievement Reward Program (Incorporated by reference to Exhibit (10-1) of the Company's Form 10-Q for the quarter ended December 31, 2022).*

(10-11) - Short Term Achievement Reward Program – related correspondence and terms and conditions (Incorporated by reference to Exhibit (10-2) of the Company's Form 10-Q for the quarter ended September 30, 2021).*

(10-12) - Company's Form of Separation Agreement & Release (Incorporated by reference to Exhibit (10-12) of the Company's Annual Report on Form 10-K for the year ended June 30, 2022).*

(10-13) - Company's Form of Separation Letter and Release (Incorporated by reference to Exhibit (10-1) of the Company's Form 10-Q for the quarter ended March 31, 2023).*

(10-14) - Summary of personal benefits available to certain officers and non-employee directors (Incorporated by reference to Exhibit (10-5) of the Company's Form 10-Q for the quarter ended September 30, 2021).*

(10-15) - The Gillette Company Deferred Compensation Plan (Incorporated by reference to Exhibit (10-18) of the Company's Annual Report on Form 10-K for the year ended June 30, 2017).*

(10-16) - Senior Executive Recoupment Policy (Incorporated by reference to Exhibit (10-19) of the Company's Annual Report on Form 10-K for the year ended June 30, 2018).*

(10-17) - The Gillette Company Deferred Compensation Plan (for salary deferrals prior to January 1, 2005) as amended through August 21, 2006 (Incorporated by reference to Exhibit (10-20) of the Company's Annual Report on Form 10-K for the year ended June 30, 2017).*

(10-18) - The Procter & Gamble 2009 Stock and Incentive Compensation Plan, which was originally adopted by shareholders at the annual meeting on October 13, 2009 (Incorporated by reference to Exhibit (10-21) of the Company's Annual Report on Form 10-K for the year ended June 30, 2017).*

(10-19) - Regulations of the Compensation and Leadership Development Committee for The Procter & Gamble 2009 Stock and Incentive Compensation Plan, The Procter & Gamble 2001 Stock and Incentive Compensation Plan, The Procter & Gamble 1992 Stock Plan, The Procter & Gamble 1992 Stock Plan (Belgium Version), The Gillette Company 2004 Long-Term Incentive Plan and the Gillette Company 1971 Stock Option Plan (Incorporated by reference to Exhibit (10-21) of the Company's Annual Report on Form 10-K for the year ended June 30, 2018).*

(10-20) - The Procter & Gamble 2009 Stock and Incentive Compensation Plan - Additional terms and conditions and related correspondence (Incorporated by reference to Exhibit (10-2) of the Company Form 10-Q for the quarter ended December 31, 2013).*

(10-21) - The Procter & Gamble Performance Stock Program Summary (Incorporated by reference to Exhibit (10-5) of the Company's Form 10-Q for the quarter ended September 30, 2020).*

(10-22) - Performance Stock Program related correspondence and terms and conditions (Incorporated by reference to Exhibit (10-4) of the Company's Form 10-Q for the quarter ended September 30, 2021).*

(10-23) - The Procter & Gamble 2013 Non-Employee Directors' Stock Plan (Incorporated by reference to Exhibit (10-3) of the Company's Form 10-Q for the quarter ended December 31, 2013). *

(10-24) - The Procter & Gamble 2014 Stock and Incentive Compensation Plan, which was originally adopted by shareholders at the annual meeting on October 14, 2014 (Incorporated by reference to Exhibit (10-25) of the Company's Annual Report on Form 10-K for the year ended June 30, 2016).*

(10-25) - Regulations of the Compensation and Leadership Development Committee for The Procter & Gamble 2019 Stock and Incentive Compensation Plan and The Procter & Gamble 2014 Stock and Incentive Compensation Plan (Incorporated by reference to Exhibit (10-1) of the Company's Form 10-Q for the quarter ended December 31, 2019).*

(10-26) - The Procter & Gamble 2014 Stock and Incentive Compensation Plan - Additional terms and conditions (Incorporated by reference to Exhibit (10-26) of the Company's Annual Report on Form 10-K for the year ended June 30, 2017).*

(10-27) - The Procter & Gamble 2019 Stock and Incentive Compensation Plan, which was originally adopted by shareholders at the annual meeting on October 8, 2019 (Incorporated by reference to Exhibit (10-1) of the Company's Current Report on Form 8-K filed October 11, 2019).*

(10-28) - The Procter & Gamble 2019 Stock and Incentive Compensation Plan - Additional terms and conditions (Incorporated by reference to Exhibit (10-28) of the Company's Annual Report on Form 10-K for the year ended June 30, 2021).*

Exhibit   (21) - Subsidiaries of the Registrant. +

Exhibit   (23) - Consent of Independent Registered Public Accounting Firm. +

Exhibit   (31) - Rule 13a-14(a)/15d-14(a) Certifications. +

Exhibit   (32) - Section 1350 Certifications. +

Exhibit   (99-1) - Summary of Directors and Officers Insurance Program. +

101.INS (1)   Inline XBRL Instance Document

101.SCH (1)   Inline XBRL Taxonomy Extension Schema Document

101.CAL (1)   Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF (1)   Inline XBRL Taxonomy Definition Linkbase Document

101.LAB (1)   Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE (1)   Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

(1)   Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

*   Compensatory plan or arrangement.

+   Filed herewith.

Item 16. Form 10-K Summary.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Cincinnati, State of Ohio.


THE PROCTER & GAMBLE COMPANY

By /s/ JON R. MOELLER

(Jon R. Moeller)
Chairman of the Board, President and Chief Executive Officer

August 04, 2023


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JON R. MOELLER (Jon R. Moeller)	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	August 04, 2023
/s/ ANDRE SCHULTEN (Andre Schulten)	Chief Financial Officer (Principal Financial Officer)	August 04, 2023
/s/ MATTHEW W. JANZARUK (Matthew W. Janzaruk)	Senior Vice President - Chief Accounting Officer (Principal Accounting Officer)	August 04, 2023
/s/ B. MARC ALLEN (B. Marc Allen)	Director	August 04, 2023
/s/ SHEILA BONINI (Sheila Bonini)	Director	August 04, 2023
/s/ ANGELA F. BRALY (Angela F. Braly)	Director	August 04, 2023
/s/ AMY L. CHANG (Amy L. Chang)	Director	August 04, 2023
/s/ JOSEPH JIMENEZ (Joseph Jimenez)	Director	August 04, 2023
/s/ CHRISTOPHER J. KEMPCZINSKI (Christopher J. Kempczinski)	Director	August 04, 2023
/s/ DEBRA L. LEE (Debra L. Lee)	Director	August 04, 2023
/s/ TERRY J. LUNDGREN (Terry J. Lundgren)	Director	August 04, 2023
/s/ CHRISTINE M. MCCARTHY (Christine M. McCarthy)	Director	August 04, 2023
/s/ ROBERT J. PORTMAN (Robert J. Portman)	Director	August 04, 2023
/s/ RAJESH SUBRAMANIAM (Rajesh Subramaniam)	Director	August 04, 2023
/s/ PATRICIA A. WOERTZ (Patricia A. Woertz)	Director	August 04, 2023

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Company and Shareholder Information

P&G's Purpose

We will provide branded products and services of superior quality and value that improve the lives of the world's consumers, now and for generations to come. As a result, consumers will reward us with leadership sales, profit and value creation, allowing our people, our shareholders and the communities in which we live and work to prosper. To learn more, please visit pg.com.

Brands

P&G brands are trusted to provide products of the highest quality and superior performance and value for the daily-use cleaning, health and hygiene needs of consumers around the world. For information on our portfolio of brands and our latest innovations please visit pg.com/brands.

Citizenship

We are committed to doing what's right and being a good corporate citizen. Our Citizenship efforts are focused on Community Impact, Equality & Inclusion and Environmental Sustainability, with a foundation of Ethics & Corporate Responsibility guiding everything we do.

P&G Online

- pg.com
- pginvestor.com
- news.pg.com
- twitter.com/proctergamble
- linkedin.com/company/procter-and-gamble
- youtube.com/proctergamble
- instagram.com/proctergamble

Shareowner Services

EQ Shareowner Services serves as transfer and dividend paying agent for P&G Common Stock and Administrator of the Procter & Gamble Direct Stock Purchase Plan. Registered shareholders and Plan participants needing account assistance with share transfers, plan purchases/sales, lost stock certificates, etc., should contact EQ Shareowner Services at:

Website shareowneronline.com

Email shareowneronline.com Click Email under the Contact Us section.

Phone Mon–Fri, 7 a.m.–7 p.m., CST 1-800-742-6253 or 1-651-450-4064

P&G Direct Stock Purchase Plan

The Procter & Gamble Direct Stock Purchase Plan (DSPP) is a direct stock purchase and dividend reinvestment plan. The DSPP is open to current P&G shareholders as well as new investors and is designed to encourage long-term investment in P&G by providing a convenient and economical way to purchase P&G stock and reinvest dividends. Highlights of the plan include:

- Minimum initial investment — $250
- Twice-weekly purchases
- 24/7 online account access
- Optional cash investment — minimum $50
- Administered by EQ Shareowner Services

For complete information on the DSPP, please read the Plan Prospectus. The Prospectus and online Plan Application are available at shareowneronline.com or by contacting EQ Shareowner Services.

P&G shares can also be purchased through any financial institution that offers stock purchase services for shares traded on the New York Stock Exchange.

Stock Symbol

PG

Transfer Agent

EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

Registrar

EQ Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874

Exchange Listings

New York Stock Exchange

Corporate Headquarters

The Procter & Gamble Company
1 P&G Plaza
Cincinnati, OH 45202-3315

Annual Meeting

The next annual meeting of shareholders will be held on Tuesday, October 10, 2023. A full transcript of the meeting will be available from P&G's Assistant Secretary, who can be reached at 1 P&G Plaza, Cincinnati, OH 45202-3315.

Form 10-K

Shareholders may obtain a copy of P&G's 2023 report to the Securities and Exchange Commission on Form 10-K at no charge at pginvestor.com.

The most recent certifications by our Chief Executive and Chief Financial Officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the fiscal year ended June 30, 2023. We have also filed with the New York Stock Exchange the most recent Annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Measures Not Defined by U.S. GAAP

The following provides definitions of the non-GAAP measures used in Procter & Gamble's 2023 Annual Report and the reconciliation to the most closely related GAAP measure. We believe that these measures provide useful perspective on underlying business trends (i.e., trends excluding non-recurring or unusual items) and results and provide a supplemental measure of year-on-year results. The non-GAAP measures described below are used by management in making operating decisions, allocating financial resources and for business strategy purposes. These measures may be useful to investors, as they provide supplemental information about business performance and provide investors a view of our business results through the eyes of management. These measures are also used to evaluate senior management and are a factor in determining their at-risk compensation. These non-GAAP measures are not intended to be considered by the user in place of the related GAAP measure, but rather as supplemental information to our business results. These non-GAAP measures may not be the same as similar measures used by other companies due to possible differences in method and in the items or events being adjusted.

Organic sales growth. Organic sales growth is a non-GAAP measure of sales growth excluding the impacts of the July 1, 2018, adoption of the new accounting standard for "Revenue from Contracts with Customers," acquisitions and divestitures and foreign exchange from year-over-year comparisons. We believe this measure provides investors with a supplemental understanding of underlying sales trends by providing sales growth on a consistent basis. This measure is used in assessing the achievement of management goals for at-risk compensation.

The following tables provide a numerical reconciliation of organic sales growth to reported net sales growth:

FY	Net Sales Growth	Foreign Exchange Impact	Acquisition & Divestiture Impact/Other[1]	Organic Sales Growth
2023	2%	5%	–%	7%
2022	5%	2%	–%	7%
2021	7%	(1)%	–%	6%
2020	5%	2%	(1)%	6%
2019	1%	4%	–%	5%

(1) Acquisitions & Divestitures Impact/Other includes the volume and mix impact of acquisitions and divestitures, the impact from the July 1, 2018, adoption of the new accounting standard for "Revenue from Contracts with Customers" and rounding impacts necessary to reconcile net sales to organic sales.

Adjusted free cash flow. Adjusted free cash flow is defined as operating cash flow less capital spending and excluding payments for the transitional tax resulting from the U.S. Tax Act. Adjusted free cash flow represents the cash that the Company is able to generate after taking into account planned maintenance and asset expansion. We view adjusted free cash flow as an important measure because it is one factor used in determining the amount of cash available for dividends, share repurchases, acquisitions and other discretionary investments.

($ millions)	Operating Cash Flow	Capital Spending	Adjustments[2]	Adjusted Free Cash Flow
FY 2023	$16,848	$(3,062)	$225	$14,011

(2) Adjustments relate to tax payments for the transitional tax resulting from the U.S. Tax Act.

Adjusted free cash flow productivity. Adjusted free cash flow productivity is defined as the ratio of adjusted free cash flow to net earnings. We view adjusted free cash flow productivity as a useful measure to help investors understand P&G's ability to generate cash. Adjusted free cash flow productivity is used by management in making operating decisions, in allocating financial resources and for budget planning purposes. This measure is used in assessing the achievement of management goals for at-risk compensation.

($ millions)	Adjusted Free Cash Flow	Net Earnings	Adjusted Free Cash Flow Productivity
FY 2023	$14,011	$14,738	95%

Core EPS. Core EPS is a measure of the Company's diluted net earnings per common share excluding items that are not judged by management to be part of the Company's sustainable results or trends. Management views this non-GAAP measure as a useful supplemental measure of Company performance over time. This measure is also used in assessing the achievement of management goals for at-risk compensation. The table below provides a reconciliation of diluted net earnings per share to Core EPS, including the following reconciling items.

Charges for early debt extinguishment: During fiscal years 2021 and 2018, the Company recorded after-tax charges due to the early extinguishment of certain long-term debt. These charges represent the difference between the reacquisition price and the par value of the debt extinguished.

Incremental Restructuring: The Company has historically had an ongoing restructuring program with annual spending in the range of $250 to $500 million before tax. Starting in 2012 through fiscal 2020, the Company had a strategic productivity and cost savings initiative that resulted in incremental restructuring charges. The adjustment to Core earnings includes only the restructuring costs above the normal recurring level of restructuring costs.

Gain on Dissolution of the PGT Healthcare Partnership: The Company dissolved our PGT Healthcare partnership, a venture between the Company and Teva Pharmaceuticals Industries, Ltd (Teva) in the OTC consumer healthcare business, during the year ended June 30, 2019. The transaction was accounted for as a sale of the Teva portion of the PGT business; the Company recognized an after-tax gain on the dissolution.

Shave Care Impairment: In fiscal 2019, the Company recognized a one-time, non-cash, after-tax charge of $8.0 billion to adjust the carrying value of the Shave Care reporting unit. This was comprised of a before- and after-tax impairment charge of $6.8 billion related to goodwill and an after-tax impairment charge of $1.2 billion to reduce the carrying value of the Gillette indefinite-lived intangible asset.

Anti-Dilutive Impacts: The Shave Care impairment charges caused certain equity instruments that are normally dilutive (and hence normally assumed converted or exercised for the purposes of determining diluted net earnings per common share) to be anti-dilutive. Accordingly for U.S. GAAP diluted net earnings per common share, the instruments were not assumed to be converted or exercised. Specifically, in fiscal 2019, certain of our outstanding preferred shares and share-based equity awards were not included in the diluted weighted average common shares outstanding. As a result of the non-GAAP Shave Care impairment adjustment, these instruments were dilutive for non-GAAP earnings per share.

Transitional Impacts of the U.S. Tax Act: The U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "U.S. Tax Act") in December 2017. This resulted in a net charge for the fiscal year 2018. The adjustment to core earnings includes only this transitional impact. It does not include the ongoing impacts of the lower U.S. statutory rate on pre-tax earnings.

We do not view these items to be part of our sustainable results and their exclusion from Core earnings per share provides a more comparable measure of year-on-year results.

Years ended June 30	2023	2022	2021	2020	2019	2018
Diluted net earnings per common share	**$5.90**	**$5.81**	**$5.50**	**$4.96**	**$1.43**	**$3.67**
Early debt extinguishment charges	–	–	$0.16	–	–	$0.09
Incremental restructuring charges	–	–	–	$0.16	$0.13	$0.23
Gain on dissolution of PGT Healthcare partnership	–	–	–	–	$(0.13)	–
Shave Care impairment	–	–	–	–	$3.03	–
Anti-dilutive impacts	–	–	–	–	$0.06	–
Transitional impacts of the U.S. Tax Act	–	–	–	–	–	$0.23
Core EPS	**$5.90**	**$5.81**	**$5.66**	**$5.12**	**$4.52**	**$4.22**
Core EPS growth vs. prior year	2%					
Currency Impact to Earnings	$0.55					
Currency neutral Core EPS	**$6.45**					
Currency neutral Core EPS growth	11%					
2018–2023 Core EPS growth	40%					

Board of Directors

B. Marc Allen

Chief Strategy Officer and Senior Vice President of Strategy and Corporate Development at The Boeing Company (aerospace, commercial jetliners, and military defense systems). Director since 2021. Age 50.

Sheila Bonini

Senior Vice President of Private Sector Engagement at the World Wildlife Fund (nonprofit wildlife conservation organization). Director since April 2023. Age 59.

Angela F. Braly

Former Chair of the Board, President and Chief Executive Officer of WellPoint, Inc. (healthcare insurance), now known as Elevance Health. Director since 2009. Also a Director of Brookfield Corporation and ExxonMobil Corporation. Age 62.

Amy L. Chang

Former Executive Vice President at Cisco Systems, Inc. (networking technology). Founder and former Chief Executive Officer of Accompany, Inc. (relationship intelligence). Director since 2017. Also a Director of The Walt Disney Company. Age 46.

Joseph Jimenez

Co-Founder and Managing Director of Aditum Bio (a biotech venture fund). Former Chief Executive Officer of Novartis AG (global healthcare). Director since 2018. Also a Director of General Motors, Graphite Bio, Inc. and Century Therapeutics, Inc. Age 63. Independent Lead Director.

Christopher Kempczinski

President and Chief Executive Officer of McDonald's Corporation (restaurant operator and franchisor). Director since 2021. Also a Director of McDonald's. Age 54.

Debra L. Lee

Chair of Leading Women Defined Foundation (nonprofit education and advocacy organization). Former Chairman and Chief Executive Officer of BET Networks (media and entertainment). Director since 2020. Also a Director of Marriott International, Inc., Burberry Group plc, and Warner Bros. Discovery. Age 69.

Terry J. Lundgren

Former Executive Chairman, Chairman of the Board and Chief Executive Officer of Macy's, Inc. (national retailer). Director since 2013. Age 71.

Christine M. McCarthy

Strategic Advisor and former Senior Executive Vice President and Chief Financial Officer of The Walt Disney Company (global entertainment). Director since 2019. Age 68.

Jon R. Moeller

Chairman of the Board, President and Chief Executive Officer of the Company. Director since 2021. Age 59.

Robert J. Portman

Former United States Senator, Director of the U.S. Office of Management and Budget, and United States Trade Representative. Director since April 2023. Age 67.

Rajesh Subramaniam

President and Chief Executive Officer of FedEx Corporation (transportation and business services). Director since 2022. Also a Director of FedEx. Age 57.

Patricia A. Woertz

Former Chairman of the Board and Chief Executive Officer of Archer Daniels Midland Company (agricultural origination and processing). Director since 2008. Age 70.

The Board of Directors Has Four Committees:
• Audit
• Compensation & Leadership Development
• Governance & Public Responsibility
• Innovation & Technology

Company Leadership

Jon R. Moeller
Chairman of the Board, President and Chief Executive Officer

Shailesh G. Jejurikar
Chief Operating Officer

Gary Coombe
Chief Executive Officer – Grooming
Executive Sponsor – Corporate Wellbeing

Jennifer Davis
Chief Executive Officer – Health Care

Ma. Fatima D. Francisco
Chief Executive Officer – Baby, Feminine and Family Care
Executive Sponsor – Gender Equality

R. Alexandra Keith
Chief Executive Officer – Beauty
Executive Sponsor – Corporate Sustainability

Sundar G. Raman
Chief Executive Officer – Fabric & Home Care

Andre Schulten
Chief Financial Officer

Hesham Tohamy Abd El Hak
President – Feminine Care

Victor Aguilar
Chief Research, Development and Innovation Officer

Juliana Azevedo
President – Latin America

Laura Becker
President – Global Business Services

Eric Breissinger
President – Family Care

Vittorio Cretella
Chief Information Officer

Philip J. Duncan
Chief Design Officer

Christophe Duron
President – Go-To-Market, China, and Market Operations, Hong Kong and Taiwan

Paul Gama
President – Personal Health Care

Virginie Helias
Chief Sustainability Officer

Damon Jones
Chief Communications Officer

Shelly McNamara
Chief Equality & Inclusion Officer

Ken Patel
Chief Ethics & Compliance Officer and Chief Patent Counsel

Guy Persaud
President – New Business

Matthew S. Price
President – Home Care and P&G Professional

Marc S. Pritchard
Chief Brand Officer

Bala Purushothaman
Chief Human Resources Officer

Luc Reynaert
Chief Product Supply Officer

Mindy Sherwood
President – Global Walmart and Chief Sales Officer

Kirti Singh
Chief Analytics and Insights Officer

Markus Strobel
President – Skin & Personal Care

Loïc Tassel
President – Europe

Monica Turner
President – North America

Stanislav Vecera
President – Asia Pacific, Middle East and Africa

Susan Street Whaley
Chief Legal Officer and Secretary

Jasmine Xu
President – Greater China

As of August 4, 2023

Visit us at us.pg.com/leadership-team to learn more about P&G's global leaders.

Recognitions and Awards

P&G's dedication to superiority allows us to serve the world's consumers better and create shareholder value in the process. These recognitions demonstrate our impact as a force for growth and a force for good.



Brands & Innovation



Community Impact



Equality & Inclusion



Environmental Sustainability



Ethics & Corporate Responsibility







America's Most JUST Companies — CNBC 2023

#1 FOR ENVIRONMENT IN PERSONAL PRODUCTS

#1 IN PERSONAL PRODUCTS

DiversityInc Top 50 2023

DiversityInc Top Companies for Board of Directors

DiversityInc Top Companies for Mentoring





Human Rights Campaign Foundation — BEST PLACES TO WORK 2022 for LGBTQ+ Equality — 100% CORPORATE EQUALITY INDEX

2022 Circana New Products Pacesetter Report: 7 of the Top 25 non-food product launches







Bloomberg Gender-Equality Index 2023 Member

Forbes 2023 BEST EMPLOYERS FOR NEW GRADS — POWERED BY STATISTA

The Wall Street Journal 2022 Best-Managed Companies

3BL Media 100 Best Corporate Citizens of 2022

Barron's Most Sustainable Companies 2023

Forbes 2023 America's Best Employers For Diversity

Fortune 2023 America's Most Innovative Companies

Fortune 2023 World's Most Admired Companies

Newsweek Most Trustworthy Companies in America 2023



AXIOS + The Harris Poll | 100

DEI BEST PLACE TO WORK FOR DISABILITY INCLUSION 2023 — 100 DISABILITY EQUALITY INDEX

Score of 100 for 3rd consecutive year



FSC MIX Paper from responsible sources FSC® C018101 www.fsc.org

The paper utilized in the printing of this annual report is certified to the FSC® Standards, which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forests.

Design: Madison Design

P&G's Portfolio

Ten Categories Organized in Five Operating Sectors

P&G has a focused portfolio of daily-use products in categories where performance plays a significant role in brand choice. Our focus is on delivering superior products with the best performance, in every price tier in which we compete.

HEALTH CARE


Metamucil
Pepto
DayQuil
NyQuil
ZzzQuil
Prilosec OTC
Dolo-Neurobión
align

Personal Health Care


Oral-B
iO
Crest
Kukident

Oral Care

FABRIC AND HOME CARE


Downy
bounce
Tide
Gain
Ariel
Dash
Lenor
FAIRY

Fabric Care


Mr. Clean
Swiffer
POWER MOP
FAIRY
DAWN
Cascade
HEAVY DUTY
CLEAN FREAK

Home Care

BEAUTY


SK-II
IVORY
OLAY
Safeguard

Skin & Personal Care


PANTENE
head&shoulders
BARE
Curls
OUAI

Hair Care

GROOMING


BRAUN
Venus
Gillette
Guard 3
joy
10in1

Grooming

BABY, FEMININE AND FAMILY CARE


Pampers
pants
easy ups
Luvs
NINJAMAS
baby-dry
swaddlers
cruisers 360°

Baby Care


always
whisper
TAMPAX
Pearl

Feminine Care


Charmin
Ultra Soft
Bounty
Puffs
Plus Lotion

Family Care


Bounty
Charmin
Ultra Soft
BRAUN
Oral-B
iO
Gain
always
Tide
POWER PODS
OXI ODOR
Pampers
swaddlers
Downy
Lenor
whisper
NyQuil
Gillette
SK-II
Crest
3D WHITE
OLAY
RETINOL24
DAWN
POWERWASH
FAIRY
MAX
PANTENE
febreze

Explore the digital version of
the P&G 2023 Annual Report
at pg.com/annualreport2023